UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2023

WORLDWIDE WEBB ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40920	98-1587626
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

770 E Technology Way F13-16 Orem, UT	84997
(Address of principal executive offices)	(Zip Code)

(415) 629-9066

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	WWACU	Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share	WWAC	Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	WWACW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On March 11, 2023, Worldwide Webb Acquisition Corp., a Cayman Islands exempted company (the “Company”), entered into the Business Combination Agreement (the “Business Combination Agreement”), with WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned Subsidiary of the Company, with company registration number 202300520W (“Amalgamation Sub”), and Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”, together with the Company and Amalgamation Sub, collectively, the “Parties” and individually a “Party”). Aeries Technology Group Business Accelerators Private Limited, an Indian private company limited by shares (“Aeries”), is a subsidiary of AARK. AARK is wholly owned by Mr. Venu Raman Kumar (the “Sole Shareholder”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company, Amalgamation Sub and AARK, and by the sole shareholders of each of Amalgamation Sub and AARK.

The Business Combination

The Business Combination Agreement provides that, among other things, at the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement, in accordance with Section 215A of the Singapore Companies Act, Amalgamation Sub and AARK will amalgamate and continue as one company (the “Amalgamation”), with AARK being the surviving entity and becoming a subsidiary of the Company. Since Aeries is a subsidiary of AARK, upon the closing of the Business Combination it will be an indirect subsidiary of the Company. In connection with the Business Combination, the Company will change its name to “Aeries Technology, Inc.” The Amalgamation and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in the [third] quarter of 2023, subject to customary closing conditions, including the satisfaction of the minimum available cash condition, the receipt of certain governmental approvals and the required approval by the shareholders of the Company.

Business Combination Consideration

The aggregate consideration to be received by the owners of AARK and Aeries is based on a pre-transaction equity value of Aeries of $346 million. Pursuant to the Amalgamation:

•

All AARK Ordinary Shares that are issued and outstanding prior to the effective time of the Amalgamation (“Effective Time”) will remain issued and outstanding following the Effective Time and continue to be held by the Sole Shareholder.

•

All of the shares of Amalgamation Sub that are issued and outstanding as of the Effective Time shall be automatically converted into a number of newly issued AARK Ordinary Shares dependent upon available cash of the Company after redemptions and net of all liabilities, including transaction expenses.

Also, in connection with the Amalgamation:

•

The outstanding Class A ordinary shares of the Company that are not redeemed prior to the Closing Date will be converted into an equal number of Class A ordinary shares plus up to an additional 3,750,000 Class A ordinary shares (“Bonus Shares”) of the Company in aggregate; and

•

The Company will issue to NewGen Advisors and Consultants DWC-LLC, a company incorporated in Dubai, United Arab Emirates with limited liability under registration No. 8754 (the “Class V Shareholder”), one Class V ordinary share of the Company (the “Class V Ordinary Share”), which Class V Ordinary Share will have voting rights equal to (1) 26.0% of the total issued and outstanding Class A ordinary shares and (2) in certain circumstances, including the threat of a hostile change of control of the Company, 51% of the total issued and outstanding Class A ordinary shares and Class V Ordinary Share voting together as a class. Upon the exchange of any AARK Ordinary Shares for Class A ordinary shares pursuant to the Exchange Agreement (collectively, the “Converted Shares”), the voting power of the Class V Ordinary Share will be reduced in proportion to the AARK Ordinary Shares exchanged to that of the AARK Ordinary Shares held by the Sole Shareholder on Closing.

At the Effective Time (1) holders of the approximately 30% of Aeries shares that are not owned by AARK (the “Aeries Holders”) will enter into exchange agreements with Aeries and the Company, and (2) the Sole Shareholder will (and will cause the Class V Shareholder to) enter into an exchange agreement with AARK and the Company, in each case, as described further below.

Governance

The Parties have agreed to take actions such that, effective immediately after the Closing of the Business Combination: (1) the Company board of directors shall consist of seven directors, which shall be divided into three classes, designated Class I, II and III, with Class I consisting of three directors, Class II consisting of two directors and Class III consisting of two directors; and (2) the members of the board shall include Daniel Webb, current Chief Executive Officer of the Company, and five other individuals designated by AARK, four of whom shall meet the standards of independence for companies subject to the rules and regulations of Nasdaq Stock Market. Additionally, currently serving officers of Aeries will become all of the officers of the Company.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the Parties thereto that are customary for transactions of this type, including, among others, covenants providing for (1) certain limitations on the operation of the Parties’ respective businesses prior to consummation of the Business Combination, (2) the Parties’ efforts to satisfy conditions to consummation of the Business Combination, including by obtaining necessary approvals from governmental agencies, (3) prohibitions on the Parties soliciting alternative transactions, (4) the Company preparing and filing a proxy statement with the Securities and Exchange Commission (the “SEC”) and taking certain other actions to obtain the requisite approval of the Company’s shareholders to vote in favor of certain matters, including the adoption of the Business Combination Agreement and approval of the Business Combination, at a special meeting to be called for the approval of such matters, (5) the Company preparing and filing an extension proxy statement with the SEC, (6) the Parties’ cooperation and efforts to secure additional capital in the amount of $50,000,000, and (7) the protection of, and access to, confidential information of the Parties.

In addition, the Company has agreed to adopt an employee share option plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligations of the Parties to consummate the Business Combination are subject to certain closing conditions, including, but not limited to: (1) the approval of the Company’s shareholders; (2) the Company’s Class A ordinary shares to be issued in connection with the Business Combination transactions shall have been approved for listing on the Nasdaq Global Market or the Nasdaq Capital Market, subject to official notice of issuance; (3) no governmental authority has enacted, issued, promulgated, enforced or entered any law (that has not been rescinded) or governmental order which could make the transactions illegal or which otherwise prevents or prohibits consummation of the transactions; (4) no action initiated by a governmental authority shall be pending that could enjoin or prohibit the consummation of the transactions; and (5) the receipt of an opinion and accompanying reliance letter from a global accounting firm.

The obligations of AARK to consummate the Business Combination is also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (1) the representations and warranties of the Company and Amalgamation Sub being true and correct to the standards applicable to such representations and warranties, (2) each of the covenants of the Company and Amalgamation Sub under the Business Combination Agreement and the other transaction documents and each of the covenants of the Sponsor under the Sponsor Support Agreement shall have been performed in all material respects and (3) delivery of certain ancillary agreements required to be executed and delivered in connection with the Business Combination.

In addition, the obligations of the Company and Amalgamation Sub to consummate the Business Combination are also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (1) the representations and warranties of AARK being true and correct to the standards applicable to such representations and warranties and each of the covenants of AARK having been performed or complied with in all material respects, (2) delivery of certain ancillary agreements required to be executed and delivered in connection with the Business Combination, (3) delivery of evidence of consummation of the Pre-Closing Restructuring (as defined in the Business Combination Agreement), and (4) evidence that the Company has at least $5,000,001 net tangible assets (after deducting any amounts paid to the Company shareholders that exercise their redemption rights in connection with the Business Combination).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing of the Business Combination, including, but not limited to: (1) by written consent of AARK and the Company; (2) by either AARK or the Company with written notice to the other party, if any governmental authority shall have enacted any permanent Law or final, non-appealable governmental order which has the effect of making the transactions illegal or which otherwise prevents consummation of the transactions; (3) by either AARK or the Company with written notice to the other party, if the Company shareholder approval or the approval for the Company Extension Proposal is not obtained for failure to obtain the required vote to approve the transactions at the Company Shareholders’ Meeting; (4) by the Company with written notice to AARK, if there is any breach of any representation, warranty, covenant or agreement on the part of the AARK such that the conditions to the Company’s obligation to close would not be satisfied at the Effective Time, subject to a cure period; (5) by AARK with written notice to the Company, if there is any breach of any representation, warranty, covenant or agreement on the part of the Company or Amalgamation Sub set forth in the Business Combination Agreement, such that the conditions to AARK’s obligation to close, subject to a cure period; (6) by the Company with written notice to AARK, if (i) the Company does not timely deliver the written consent of the Company shareholders approving and adopting the Business Combination Agreement and approving the Business Combination and (ii) the Sole Shareholder does not timely deliver the approval by the Sole Shareholder of the Business Combination Agreement and the Business Combination; (7) by either the Company or AARK with written notice to the other party, if the Effective Time has not occurred on or prior to the later of (i) September 30, 2023, or (ii) the date to which the Company’s period to consummate a Business Combination is extended; or (8) by AARK with written notice to the Company, if Aggregate Cash set forth on the Company Closing Statement is less than $30,000,000.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the Parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision.

Exchange Agreements

Concurrently the closing of the Business Combination the holders of Aeries shares other than AARK and the Sole Shareholder will each enter into an Exchange Agreement with the Company, Aeries and AARK (with such exchange agreements collectively, the “Exchange Agreements”). Pursuant to the Exchange Agreements, from and after April 1, 2024, and subject to the satisfaction of the exercise conditions specified therein:

•

the Company shall have the right to purchase from any shareholder the Aeries Shares or AARK Ordinary Shares held by such shareholder (the “Exchanged Shares”) in exchange for the delivery of the Stock Exchange Payment or, at the election of the Company, the Cash Exchange Payment.

•	each shareholder shall be entitled to deliver Exchanged Shares in exchange for the delivery of the Stock Exchange Payment or, at the election of the Shareholder, the Cash Exchange Payment.

•

in each case, the Cash Exchange Payment may only be elected in the event approval from the Reserve Bank of India is not obtained for a Stock Exchange Payment and provided the Company has reasonable cash flow to be able to pay the Cash Exchange Payment and such Cash Exchange Payment would not be prohibited by any then outstanding debt agreements or arrangements of the Company or any of its Subsidiaries.

•	“Stock Exchange Payment” means a number of Class A ordinary shares equal to the product of the number of Exchanged Shares multiplied by the applicable Exchange Rate.

•

“Exchange Rate” means, at any time, the number of Class A ordinary shares for which an Exchanged Share is entitled to be exchanged at such time. The Exchange Rate shall be 14.28 in the case of Aeries Shares and 2,227 in the case of AARK Ordinary Shares, in each case, subject to adjustment.

•

“Cash Exchange Payment” means an amount of cash equal to the number of Class A ordinary shares included in a Stock Exchange Payment multiplied by the 5-day volume weighted average price of the Class A ordinary shares.

A copy of the Form of Exchange Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Exchange Agreement is qualified in its entirety by reference thereto.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, Worldwide Webb Acquisition Sponsor, LLC (the “Sponsor”) and AARK entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to vote at any meeting of the shareholders of the Company all of its Company Class A ordinary shares held of record or thereafter acquired in favor of the proposals relating to the Business Combination. Sponsor also agreed that up to 1,500,000 Class B ordinary shares held by Sponsor shall be surrendered to the Company for no consideration and cancelled by the Company effective as of the Effective Time (such cancelled shares, the “Cancelled Shares”); provided that if Sponsor transfers up to 1,000,000 Class B ordinary shares to third parties in connection with seeking approval of an extension proposal (the “Extension Transfer Shares”), then such Extension Transfer Shares so transferred shall reduce (one for one) the number of Cancelled Shares.

Immediately following consummation of the Amalgamation: (1) if Company Available Cash is less than $50.0 million, then at the Effective Time, Sponsor shall surrender to the Company for no consideration 1,500,000 Class A ordinary shares issued to Sponsor upon conversion of the Company Class B ordinary shares held by Sponsor, and the Company shall cancel such Shares effective as of the Effective Date; and (2) if the Company Available Cash is $50.0 million or more, then at the Effective Time Sponsor will place 1,500,000 the Company Class A ordinary shares issued to Sponsor upon conversion of the Company Class B ordinary shares held by Sponsor into escrow (the “Earnout Shares”) to be held in escrow pursuant to an escrow agreement to be mutually agreed upon, by and among Sponsor, the Company, and AARK, and a mutually agreed upon escrow agent.

Earnout Shares shall be released from escrow pursuant to such escrow agreement, and delivered to Sponsor upon the satisfaction of the following thresholds (each, a “Triggering Event”):

(a)    if at any time from the Effective Time through the date that is the fifth anniversary of the Effective Time the VWAP of Class A ordinary shares is greater than or equal to $12.00 over any 20 trading days within any 30 trading day period (the “$12.00 Tranche”), Sponsor will receive 1/3 of the Earnout Shares;

(b)    if at any time from the Effective Time through the date that is the fifth anniversary of the Effective Time the VWAP of Class A ordinary shares is greater than or equal to $14.00 over any 20 trading days within any 30 trading day period (the “$14.00 Tranche”), Sponsor will receive an additional 1/3 of the Earnout Shares; and

(c)    if at any time from the Effective Time through the date that is the fifth anniversary of the Effective Time the VWAP of Class A ordinary shares is greater than or equal to $16.00 over any 20 trading days within any 30 trading day period (the “$16.00 Tranche”), Sponsor will receive the final 1/3 of the Earnout Shares.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Sellers Support Agreement

In accordance with the Business Combination Agreement, AARK and the shareholders of Aeries (“Aeries Shareholders”) have signed a support agreements (the “Sellers Support Agreement”) with the Company, pursuant to which each such holder agrees to vote, at any meeting of the Aeries Shareholders, and in any action by written consent of the Aeries Shareholders, all Aeries Shares held by such shareholder (1) in favor of the approval and adoption of the Business Combination Agreement and the other transaction documents to which the Aeries is a party and (2) against any action, agreement, transaction or proposal that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of Aeries under the Business Combination Agreement.

Each Aeries Shareholder also agreed not to (1) sell, assign or transfer any of the Aeries Shares except for a sale, assignment or transfer pursuant to the Business Combination Agreement, (2) deposit any Aeries Shares into a voting trust or enter into a voting contract or grant any proxy or power of attorney with respect thereto that is inconsistent with the Seller Support Agreement or (3) enter into any contract with respect to the transfer of any Aeries Shares.

Each Aeries Shareholder agreed to (1) cause Aeries and the Aeries Subsidiaries to comply with the covenants and agreements in the Business Combination Agreement, (2) to cause Aeries to take all actions required by the Business Combination Agreement and necessary to effect the transactions, and (3) cooperate to provide the Big Four Accounting Firm with such assistance and information as may be reasonably necessary to facilitate preparation of (i) the Big Four Opinion and (ii) any other ancillary documents reasonably necessary for the preparation of the Big Four Opinion.

Each Aeries Shareholder agree to abide and be bound by certain of the terms of the Business Combination Agreement as if such Aeries Shareholder were a party to the Business Combination Agreement and to cause the Group Companies to abide and be bound by certain of the terms of the Business Combination Agreement as if each such Group Company were a party to the Business Combination Agreement.

Each Aeries Shareholder agreed to, at the Effective Time, enter into an Exchange Agreement. AARK agreed to, at the Effective Time, enter into an Exchange Agreement.

The foregoing description of the Sellers Support Agreement is subject to and qualified in its entirety by reference to the full text of the form of Sellers Support Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On March 13, 2023, the Company and Aeries issued a joint press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the management presentation dated March 13, 2023, for use by the Company and Aeries in meetings with certain of its shareholders as well as other persons with respect to the Business Combination, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated herein by reference is a transcript of an investor call to be held on March 13, 2023, with respect to the Business Combination, as described in this Current Report on Form 8-K.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) are being furnished pursuant to Item 7.01 of Form 8-K and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will the foregoing be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Where You Can Find Additional Information

This Current Report relates to a proposed business combination transaction among the Company and AARK pursuant to which AARK and Aeries would become subsidiaries of the Company, and the Company would be renamed Aeries Technology, Inc. In connection with the proposed transaction, the Company intends to file with the SEC a proxy statement to solicit shareholder approval of the proposed business combination (“proxy statement”). The definitive proxy statement (if and when available) will be delivered to the Company’s shareholders. The Company may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement (if and when available) and other documents that are filed or will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge at Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT 84097, attention: Chief Executive Officer.

Participants in the Solicitation

The Company and its directors and executive officers are participants in the solicitation of proxies from the shareholders of the Company in respect of the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s Class A ordinary shares is set forth in the Company’s Annual Report on Form 10-K for the partial-year ended December 31, 2021 filed with the SEC on April 1, 2022, and as amended on August 24, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, and the anticipated timing of closing of the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (iv) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by the Company; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Business Combination Agreement by the shareholders of the Company, the satisfaction of the minimum cash on hand condition following redemptions by the public shareholders of the Company and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) the impact of COVID-19 on Aeries’s business and/or the ability of the Parties to complete the proposed transaction; (viii) the effect of the announcement or pendency of the transaction on Aeries’s business relationships, performance, and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of Aeries and potential difficulties in Aeries employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against Aeries or the Company related to the Business Combination Agreement or the proposed transaction; (xi) the ability to maintain the listing of the Company’s securities on the Nasdaq Global Market or the Nasdaq Capital Market; (xii) potential volatility in the price of the Company’s securities due to a variety of factors, including economic conditions and the effects of these conditions on Aeries’s clients’ businesses and levels of activity, changes in laws and regulations affecting Aeries’s business and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk that the post-combination company may never achieve or sustain profitability; (xvii) the Company’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; and (xv) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations. The forward-looking statements contained in this report are also subject to additional risks, uncertainties, and factors, including those described in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by the Company from time to time. The forward-looking statements included in this report are made only as of the date hereof.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to the Company’s shareholders in connection with the proposed transaction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of March 11, 2023 (this “Agreement”), by and among Worldwide Webb Acquisition Corp., WWAC Amalgamation Sub Pte. Ltd. and Aark Singapore Pte. Ltd.

10.1	Form of Exchange Agreement by and among Aeries Technology, Inc., Aeries Technology Group Business Accelerators Private Limited, Aark Singapore Pte. Ltd. and the shareholders listed on the signature page.

10.2	Sponsor Support Agreement by and among Worldwide Acquisition Sponsor, LLC, Worldwide Webb Acquisition Corp. and Aark Singapore Pte. Ltd.

10.3	Sellers Support Agreement by and among Aark Singapore Pte. Ltd., Worldwide Webb Acquisition Corp., and certain of the shareholders of Aeries Technology Group Business Accelerators Private Limited.

99.1	Press Release dated March 13, 2023.

99.2	Management Presentation dated March 13, 2023.

99.3	Transcript of Investor Call dated March 13, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLDWIDE WEBB ACQUISITION CORP.

Date: March 13, 2023	By:	/s/ Daniel S. Webb
	Name:	Daniel S. Webb
	Title:	Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

WORLDWIDE WEBB ACQUISITION CORP.,

WWAC AMALGAMATION SUB PTE. LTD.,

and

AARK SINGAPORE PTE. LTD.,

dated as of March 11, 2023

-i-

-ii-

-iii-

Exhibits

Exhibit A	Sellers Support Agreement
Exhibit B	Exchange Agreement
Exhibit C	Sponsor Support Agreement
Exhibit D	AARK A&R Articles
Exhibit E	Amalgamation Proposal
Exhibit F	Parent A&R Articles

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INDEX OF DEFINED TERMS

2019 MSOP	Definition of Company Incentive Plans
2020 ESOP	Definition of Company Incentive Plans
AARK	Preamble
AARK Board	Recitals
AARK Closing Statement	Section 2.4(a)
AARK Financial Statements	Section 4.8(d)
AARK Schedules	Article IV
AARK Stock Split	Section 4.6(f)
Agreement	Preamble
Amalgamated Company	Section 2.1(a)
Amalgamating Entity	Section 2.1(a)
Amalgamation	Recitals
Amalgamation Documents	Section 8.6(a)(i)
Amalgamation Effective Time	Section 2.1(c)
Amalgamation Objection	Section 8.6(f)
Amalgamation Proposal	Section 2.1(d)
Amalgamation Sub	Preamble
Amalgamation Sub Board	Recitals
Audited AARK Financial Statements	Section 4.8(d)
Audited Company Financial Statements	Section 4.8(a)
Big Four Opinion	Section 6.9(a)
Change in Recommendation	Section 8.4(c)(iii)
Company	Preamble
Company Board	Recitals
Company Financial Statements	Section 4.8(a)
Company Group	Section 12.19(b)
Company Holders	Recitals
Company Registered Intellectual Property	Section 4.20(a)
Competing Buyer	Section 8.2(a)
Converted Shares	Section 3.1(b)(ii)
Cure Period	Section 11.1(d)
Events	Definition of Group Company Material Adverse Effect
Exchange Agreements	Recitals
Governmental Authorization	Section 4.5
Indemnified Parties	Section 8.10(a)
Independent Director	Section 2.3(a)(i)
Indian GAAP	Section 4.8(b)
Interim AARK Financial Statements	Section 4.8(d)
Interim Company Financial Statements	Section 4.8(a)
Interim Period	Section 6.1
IPO	Section 12.1

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Material Contracts	Section 4.12(b)
Material In-Licenses	Section 4.12(a)(xii)
Nasdaq	Section 6.5
Non-Recourse Parties	Section 12.17(b)
Norton Rose	Section 12.19(b)
Other Amalgamation Documents	Section 8.6(a)(i)
Outside Date	Section 11.1(g)
Parent	Preamble
Parent A&R Articles	Section 2.2(b)
Parent Board	Recitals
Parent Board Recommendation	Section 8.4(c)(iii)
Parent Closing Statement	Section 2.4(b)
Parent Competing Transaction	Section 8.2(b)
Parent Disclosure Schedule	Article V
Parent Initial Articles	Section 2.2(b)
Parent Group	Section 12.19(a)
Parent SEC Filings	Section 5.5
Parent Shareholders’ Meeting	Section 8.4(c)(i)
Party	Preamble
PCAOB AARK Financial Statements	Section 6.3(b)
PCAOB Company Financial Statements	Section 6.3(a)
PIPE	Recitals
PIPE Investors	Recitals
Pre-Closing Restructuring	Section 8.12
Previously Paid Group Companies Transaction Expense	Section 10.1(f)
Pro Forma AARK Financial Statements	Section 6.3(b)
Pro Forma Company Financial Statements	Section 6.3(a)
Proportionate Reduction	Section 3.1(b)(ii)
Prospectus	Section 12.1
Proxy/Registration Statement	Section 8.4(b)(i)
Public Shareholders	Section 12.1
Real Property Leases	Section 4.19(b)
Regulatory Approvals	Section 8.1(a)
Related Party Agreements	Section 4.12(a)(vii)
Released Claims	Section 12.1
Reliance Letter	Section 6.9(a)
Sellers Support Agreement	Recitals
Sole Shareholder	Recitals
Sole Shareholder Consent	Recitals
Shareholder Litigation	Section 8.11
Shearman	Section 12.19(a)
Signing Form 8-K	Section 8.4(a)
Signing Press Release	Section 8.4(a)
Sponsor Parties	Recitals
Sponsor Support Agreement	Recitals

-vi-

Subscription Agreements	Recitals
Terminating Company Breach	Section 11.1(d)
Terminating Parent Breach	Section 11.1(e)
Top Customers	Section 4.27(b)
Top Vendors	Section 4.27(a)
Transaction Expense Payees	Section 12.6
Transaction Proposals	Section 8.4(b)(i)
Transfer Taxes	Section 8.7(a)
Trust Account	Section 12.1
Trust Agreement	Section 5.8
Trustee	Section 5.8
Updated AARK Financial Statements	Section 6.3(b)
Updated Company Financial Statements	Section 6.3(a)

-vii-

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of March 11, 2023 (this “Agreement”), is made and entered into by and among Worldwide Webb Acquisition Corp., a Cayman Islands exempted company limited by shares (“Parent”), WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned Subsidiary of Parent, with company registration number 202300520W (“Amalgamation Sub”), and Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”, together with Parent and Amalgamation Sub, collectively, the “Parties” and individually a “Party”).

RECITALS

WHEREAS, Parent is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Amalgamation Sub is a newly incorporated Singapore private company limited by shares, wholly-owned by Parent, and was incorporated for the purposes of effectuating the Amalgamation;

WHEREAS, AARK is a Singapore private company limited by shares, wholly-owned by the Sole Shareholder;

WHEREAS, the Company is an Indian private company limited by shares whose issued and outstanding Company Ordinary Shares are collectively owned by AARK and the Company Holders;

WHEREAS, the Parties desire to enter into a business combination transaction involving the Company at a pre-Transaction equity value for the Company of $346,000,000;

WHEREAS, prior to the Amalgamation Effective Time, and in connection with the Amalgamation, the Company, the Company Shareholders, AARK and the Company intend to effect the Pre-Closing Restructuring;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby upon the terms and subject to the conditions of this Agreement, in accordance with Section 215A of the Singapore Companies Act, Amalgamation Sub and AARK will amalgamate and continue as one company (the “Amalgamation”), with AARK being the surviving entity and becoming a Subsidiary of Parent and as a result thereof, the Company becoming a Subsidiary of Parent;

WHEREAS, pursuant to or in connection with the Amalgamation, (a) subject to the AARK Stock Split, each AARK Ordinary Share issued and outstanding immediately prior to the Amalgamation Effective Time shall remain issued and outstanding immediately following the Amalgamation Effective Time and represent Equity Securities of the Amalgamated Company, (b) each share of Amalgamation Sub issued and outstanding as of immediately prior to the Amalgamation Effective Time shall automatically be converted into such number of newly issued AARK Ordinary Shares as determined in accordance with this Agreement, (c) Parent will issue certain Parent Class A Ordinary Shares to holders of Eligible Parent Shares outstanding as of immediately prior to the Amalgamation Effective Time, and (d) Parent will issue to the Parent Class V Ordinary Share Holder, for par value, the Parent Class V Ordinary Share;

WHEREAS, the board of directors of Parent (the “Parent Board”) has (a) determined that it is advisable for Parent to enter into this Agreement and the other Transaction Documents to which it is a party, (b) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Amalgamation), and (c) recommended the adoption and approval of the Transaction Proposals by the Parent Shareholders;

WHEREAS, the board of directors of AARK (the “AARK Board”) has (a) determined that it is advisable for AARK to enter into this Agreement and the other Transaction Documents to which it is a party, (b) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Pre-Closing Restructuring and the Amalgamation), and (c) recommended the adoption and approval of this Agreement and other Transaction Documents to which it is a party and the Transactions (including the Pre-Closing Restructuring and the Amalgamation) by the Sole Shareholder in his capacity as such;

WHEREAS, immediately following execution of this Agreement (and in any event within 24 hours thereof), the sole shareholder of AARK as of the date of this Agreement (the “Sole Shareholder”), in his capacity as such, will approve this Agreement and the Transactions (including the Pre-Closing Restructuring and the Amalgamation) (the “Sole Shareholder Consent”);

WHEREAS, the board of directors of Amalgamation Sub (the “Amalgamation Sub Board”) has (a) determined that it is advisable for Amalgamation Sub to enter into this Agreement and the other Transaction Documents to which it is a party, (b) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Amalgamation), and (c) recommended the adoption and approval of this Agreement and other Transaction Documents to which it is a party and the Transactions (including the Amalgamation) by Parent in its capacity as sole shareholder of Amalgamation Sub;

WHEREAS, immediately following execution of this Agreement (and in any event within 24 hours thereof), Parent, as the sole shareholder of Amalgamation Sub, and in its capacity as such, will approve this Agreement and the Transactions (including the Amalgamation);

WHEREAS, in furtherance of the Amalgamation and in accordance with the terms hereof, Parent shall provide an opportunity to the Parent Shareholders to have their outstanding Parent Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth in this Agreement and Parent’s Governing Documents in connection with obtaining the Parent Shareholder Approval, with such redemption to be subject to the closing of the Amalgamation;

WHEREAS, as a condition and inducement to Parent’s and Amalgamation Sub’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, (i) AARK and the Company Holders have executed and delivered to Parent the Sellers Support Agreement in the form attached hereto as Exhibit A (the “Sellers Support Agreement”), (ii) Company Holders, at the Amalgamation Effective Time, will enter into an exchange agreement with the Company and Parent in the form attached hereto as Exhibit B (the “Exchange Agreements”), (ii) the Sole Shareholder has agreed to (and will cause any other Parent Class V Ordinary Share Holder to), at the Amalgamation Effective Time, enter into the applicable Exchange Agreement;

WHEREAS, as a condition and inducement to AARK’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor, the independent directors of Parent and certain other investors of Parent (collectively, the “Sponsor Parties”) have executed and delivered to the Company the Sponsor Support Agreement in the form attached hereto as Exhibit C (the “Sponsor Support Agreement”);

WHEREAS, following the date of this Agreement and prior to the date on which the Parent Shareholder Approval is obtained, Parent will enter into Subscription Agreements in form and substance reasonably acceptable to Parent and AARK (the “Subscription Agreements”), with certain investors (the “PIPE Investors”), pursuant to which, and on the terms and subject to the conditions set forth therein, such PIPE Investors will agree to purchase Parent Class A Ordinary Shares immediately prior to, but conditioned upon the occurrence of, the Amalgamation Effective Time (the “PIPE”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Parent, Amalgamation Sub and AARK agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

“AARK A&R Articles” means the amended and restated memorandum and articles of association of AARK in the form attached hereto as Exhibit D.

“AARK Business” means the operations, assets and liabilities of AARK solely related to the businesses of the Company and the Company’s Subsidiaries.

“AARK Fully Diluted Ordinary Shares” means a number of AARK Ordinary Shares equal to the quotient (rounded up or down to the nearest whole number) obtained by dividing the number of issued and outstanding AARK Ordinary Shares as of immediately prior to the Amalgamation Effective Time by the Sole Shareholder’s Pro Rata Portion.

“AARK Ordinary Shares” means the ordinary shares of AARK, issued for SGD1.00 per share, as set forth in AARK Initial Articles and the AARK A&R Articles.

“AARK Post-Amalgamation Value” shall equal the (a) AARK Pre-Amalgamation Value plus (b) the Parent Pre-Money Value.

“AARK Pre-Amalgamation Value” shall equal $251,540,000.

“ACRA” means the Singapore Accounting and Corporate Regulatory Authority.

“Action” means any charge, claim, action, complaint, petition, investigation, audit, inquiry, appeal, suit, litigation, lawsuit, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Bonus Shares” means an amount equal to the Shareholder Bonus Shares; provided, however, that if the Parent Share Redemptions exceed the Redemption Threshold, then the “Aggregate Bonus Shares” shall be an amount equal to the Shareholder Bonus Shares multiplied by the Pro Rata Reduction Percentage.

“Aggregate Cash” as of the Amalgamation Effective Time, shall equal (a) Parent Available Cash plus (b) all Group Companies Cash.

“Anti-Bribery Laws” means the anti-bribery and accounting provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means, the applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions in which any of the Group Companies operate, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any relevant Governmental Authority.

“Arm’s Length Basis” means fair and reasonable terms that are consistent with market practice and which have been agreed in comparable transactions between parties which are independent and not related parties of, or otherwise affiliated with, each other under comparable circumstances.

“Big Four Accounting Firm” means any of PricewaterhouseCoopers, KPMG, Deloitte or Ernst & Young and includes any of their network entities in India.

“Bonus Shares Pool” means the aggregate of the Shareholder Bonus Shares, the PIPE Incentive Shares and the Extension Shares, which shall in no case exceed 3,750,000 Class A Ordinary Shares, as shall be reduced if the Parent Share Redemptions exceeds the Redemption Threshold by the number of Class A Ordinary Shares equal to the difference between the Shareholder Bonus Shares and the Aggregate Bonus Shares.

“Business Combination” has the meaning set forth in Article 1.1 of the Parent Initial Articles as in effect on the date of this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in India, Singapore, or New York or Governmental Authorities in the Cayman Islands are authorized or required by Law to close.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Change of Control” means the occurrence of any of the following events: (a) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (a “Group”) is or becomes the beneficial owner, directly or indirectly, of securities of Parent representing more than 50% of the combined voting power of Parent’s then outstanding voting securities; (b) there is consummated a merger or consolidation of Parent with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, the voting securities of Parent immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation; or (c) the shareholders of Parent approve a plan of complete liquidation or dissolution of Parent or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Parent of substantially all of the assets of Parent and its Subsidiaries (including AARK and the other Group Companies), taken as a whole.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” means Aeries Technology Group Business Accelerators Private Limited, an Indian private company limited by shares, with company registration number U74999MH2014PTC257474.

“Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of ERISA or any similar plan subject to laws of a jurisdiction outside of the United States (whether or not subject to ERISA), or any other plan, policy, program, practice, or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program, practice or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (a) subject to the Laws of the United States, (b) in writing or (c) funded, but excluding in each case any statutory plan, program, practice or arrangement that is required under applicable law and maintained by any Governmental Authority.

“Company Holders” means the shareholders of the Company as of the date of this Agreement.

“Company Incentive Plans” means collectively, (a) the 2020 Employee Stock Option Plan adopted by the Company on August 1, 2020 (the “2020 ESOP”) and (b) the Management Stock Option Plan 2019 adopted by the Company (formerly known as Pulse Secure Technologies (India) Private Limited) on September 23, 2019 (as amended) (the “2019 MSOP”).

“Company Option” means an option to purchase Company Ordinary Shares under a Company Incentive Plan.

“Company Ordinary Shares” means the ordinary shares, par value of INR 10 per share, in the capital of the Company, as defined in the Company’s Governing Documents as of the date of this Agreement.

“Company Shareholder Approval” means the approval of this Agreement and the Transactions, by a special resolution of the holders of at least 75% of the Company Ordinary Shares entitled to vote, who attend and vote thereupon, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Shareholders” means any holder of any Company Ordinary Shares.

“Competing Transaction” means (a) any transaction involving, directly or indirectly, any Group Company, which upon consummation thereof, would result in any Group Company becoming a public company, (b) any direct or indirect sale (including by way of a merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of any material portion of the assets or business of the Group Companies, taken as a whole, (c) any direct or indirect sale (including by way of an issuance, dividend, distribution, merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of equity, voting interests or debt securities of any Group Company (excluding any such sale between or among the Group Companies), or rights, or securities that grant rights, to receive the same including profits interests, phantom equity, options, warrants, convertible or preferred stock or other equity-linked securities (except, in each case, to the extent expressly permitted by the terms of this Agreement), (d) any direct or indirect acquisition (whether by merger, acquisition, share exchange, reorganization, recapitalization, joint venture, consolidation or similar business combination transaction), but excluding procurement of assets in the ordinary course of business (but not the acquisition of a person or business via an asset transfer), by any Group Company of the equity or voting interests of, or a material portion of the assets or business of, a third Person (except, in each case, to the extent expressly permitted by the terms of this Agreement), or (e) any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any Group Company (except to the extent expressly permitted by the terms of this Agreement), in all cases of clauses (a)-(e), either in one or a series of related transactions, where such transaction(s) is to be entered into with a Person other than Parent or Amalgamation Sub. For the avoidance of doubt, the Pre-Closing Restructuring shall not be deemed to be a Competing Transaction.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated as of March 8, 2022, by and between Parent and ATG Business Solutions Private Limited.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, licenses, indentures, instruments, undertakings and purchase orders.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used or distributed with such software subject to such license (a) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow a Group Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (d) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“Disclosure Schedules” means, as applicable, the AARK Schedules or the Parent Disclosure Schedule.

“Dollars” or “$” means lawful money of the United States.

“DTC” means Depository Trust Company.

“Eligible Parent Share” means each Parent Class A Ordinary Share outstanding as of immediately prior to the Amalgamation Effective Time, other than (a) any Parent Class A Ordinary Share to be redeemed pursuant to the Parent Share Redemption, and (b) any Parent Class A Ordinary Share that may have been issued upon the exercise of any Parent Warrant or in connection with the PIPE Investment.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials) including the (Indian) Environment (Protection) Act 1986, (Indian) Water (Prevention and Control of Pollution) Act 1974 and (Indian) Air (Prevention and Control of Pollution) Act 1981, and the rules made thereunder.

“Equity Securities” means, with respect to any Person, any capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Extension Shares” means (a) the number of Parent Class A Ordinary Shares which may be issued in connection with amending Parent’s Governing Documents to give effect to any Parent Extension Proposal that is approved by Parent Shareholders, plus (b) the number of Extension Transfer Shares (as defined in the Sponsor Support Agreement), but which, together with the Shareholder Bonus Shares and the PIPE Incentive Shares, may not exceed the Bonus Shares Pool.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a Singapore company limited by shares are its certificate of incorporation and constitution, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a Cayman Islands exempted company limited by shares are its memorandum and articles of association.

“Government Official” means any officer, cadre, civil servant, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), any candidate for political office, or any employee of a government owned or controlled entity.

“Governmental Authority” means any U.S. federal, state, provincial, municipal, local or non-U.S. government, governmental authority, taxing, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, including any Indian Taxation Authority.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Companies” means AARK, the Company and the Company’s Subsidiaries.

“Group Companies Cash” means cash on hand of the Group Companies less unpaid Group Companies Transaction Expenses.

“Group Companies Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Organization), Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization), Section 4.23 (Absence of Changes) and Section 4.32 (Brokers’ Fees).

“Group Companies Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by any Group Company (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, (b) the portion of applicable filing fees to the Governmental Authorities in connection with the Transactions that are the responsibility of any Group Company pursuant to Section 8.1(d) and (c) the portion of the costs for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees that are the responsibility of any Group Company pursuant to Section 8.4(b)(iv).

“Group Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets and liabilities, results of operations or financial condition of the Group Companies, taken as a whole, or (b) does or would reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Group Companies to consummate the Transactions; provided, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an Event under clause (a) of the definition of a “Group Company Material Adverse Effect”: (i) any change in applicable Laws (or interpretations thereof) following the date of this Agreement, (ii) any changes in GAAP, Indian GAAP or IFRS following the date of this Agreement, (iii) any change in interest rates or economic, political, business or financial market conditions generally, (iv) the taking of any action required to be taken under this Agreement, (v) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic, acts of nature or change in climate, (vi) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vii) any failure in and of itself of the Group Companies to meet any projections or forecasts (provided that the exception in this clause (vii) shall not prevent or otherwise affect a determination that any Event underlying such failure has resulted in or contributed to a Group Company Material Adverse Effect except where such Event is otherwise excluded under any of clauses (i) through (vi) or clauses (viii) through (x) of this definition), (viii) any Events generally applicable to the industries or markets in which the Group Companies operate; (ix) any action taken by, or at the request of, Parent or (x) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on the Group Companies’ relationships, contractual or otherwise, with third parties; provided, further, that in the case of each of clauses (i), (ii), (iii), (v), (vi) and (viii), any such Event to the extent such Event disproportionately and adversely affects the business, assets, liabilities, results of operations or condition of the Group Companies, taken as a whole, relative to other similarly situated participants in the industries and jurisdictions in which the Group Companies operate shall not be excluded from and shall be taken into account in the determination of whether there has been, or would reasonably be expected to be, a Group Company Material Adverse Effect.

“Group Company Related Party” means any: (a) member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of a Group Company; or (b) any director, officer or employee with the title of vice president or higher of a Group Company or any immediate family member of the foregoing Persons, in each case of clauses (a) and (b), excluding another Group Company.

“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, or (g) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Hostile Change of Control” means a Change of Control which has not been approved by a Special Resolution at or before the earlier of (a) a public announcement by any Person of the intention to obtain a sufficient number of Parent’s then outstanding voting securities as would upon their acquisition constitute a Change of Control or (b) upon such Change of Control and during the continuation thereof.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments, (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

“India Companies Act” means the Companies Act of India.

“Indian Taxation Authority” means the Income Tax Department, Department of Revenue, Ministry of Finance, Government of India, including without limitation, any court, tribunal or other authority, in each case that is competent to impose or adjudicate Tax in the Republic of India.

“Intellectual Property” means any rights in or to intellectual property of any type or nature, throughout the world, including all: (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (b) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, and internet domain names and social media handles, together with the goodwill symbolized by or associated with any of the foregoing; (c) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (d) trade secrets, know-how, processes, and other confidential information or proprietary rights.

“International Trade Laws” means all export, import, customs, anti-boycott, and other trade Laws or programs administered, enacted or enforced by any relevant Governmental Authority, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, customs, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable to the Company or any of its Subsidiaries.

“Investment Company Act” means the U.S. Investment Company Act of 1940.

“IT Act” means the (Indian) Income Tax Act, 1961, together with any statutory modifications (including those having retrospective applicability) or re-enactment thereof and with all applicable bylaws, rules, regulations, orders, circulars, notifications, ordinances, instructions, directions and otherwise issued thereunder.

“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012.

“Law” means any federal, state, local or municipal constitution, treaty, statute, law, act, rule, regulation, code, ordinance, determination, guidance, principle of common law, judgment, decree, injunction, administrative interpretation, sub-regulatory guidance, writ, directive, or Governmental Orders of, or issued by, applicable Governmental Authorities.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits (including environmental, construction and operation permits) or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, rights of pre-emption, leases, subleases, licenses, restrictions, deeds of trust, defects in title, contingent rights or burdens, claims or other liens of any kind whether consensual, statutory or otherwise.

“New ESOP” means the new employee share option plan for Parent to be effective as of the Amalgamation Effective Time, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of Parent and its Subsidiaries in the form of the form of options, restricted shares, restricted share units or other equity-based awards based on Parent Class A Ordinary Shares with a total pool of awards equal to the sum of (a) 9,031,027 Parent Class A Ordinary Shares (to be adjusted as appropriate to reflect any stock splits, stock dividends, reverse stock splits, combinations, reorganizations, reclassifications or similar events affecting the Parent Class A Ordinary Shares following the consummation of the Transactions, rounded down to the nearest whole share) plus (b) the difference, if any, between the number of Aggregate Bonus Shares minus the amount of such Aggregate Bonus Shares that are issued in connection with the Transactions, and subject to the opinion and advice of a third-party pay governance advisor, with an annual “evergreen” increase of 10% of the fully diluted capitalization of Parent outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. “Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“Parent and Amalgamation Sub Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Organization), Section 5.2 (Due Authorization), Section 5.10 (Absence of Changes), Section 5.12 (Capitalization) and Section 5.13 (Brokers’ Fees).

“Parent Available Cash” as of the Amalgamation Effective Time, shall equal (a) the amount of the funds contained in the Trust Account as of immediately prior to the Amalgamation Effective Time and after giving effect to the completion of any Parent Share Redemptions plus (b) the aggregate amount of proceeds of the PIPE Investments minus (i) the Working Capital Loan and (ii) all liabilities of the Parent, including without limitation, those for all Working Capital Loans taken by the Parent, deferred underwriting fees, and unpaid Parent Transaction Expenses.

“Parent Class A Ordinary Shares” means Class A ordinary shares in the capital of Parent, par value $0.0001 per share, as set forth in the Parent Initial Articles and the Parent A&R Articles.

“Parent Class B Ordinary Shares” means Class B ordinary shares in the capital of Parent, par value $0.0001 per share, as set forth in the Parent Initial Articles.

“Parent Class V Ordinary Share” means the Class V ordinary share in the capital of Parent, par value $0.0001 per share, as set forth in the Parent A&R Articles, which will have no economic interest and, subject to the terms and conditions set forth in the Parent A&R Articles, will have voting rights equal at all times while such Parent Class V Ordinary Share remains outstanding to 26.0% of the total issued and outstanding Parent Class A Ordinary Shares and Parent Class V Ordinary Share, voting together as a class (except when representing 51% of such voting rights in accordance with Section 3.1(b)(ii) and the Parent A&R Articles).

“Parent Class V Ordinary Share Holder” means NewGen Advisors and Consultants DWC-LLC, a company incorporated in Dubai, United Arab Emirates with limited liability under registration No. 8754.

“Parent Extension Proposal” means one or more proposals submitted to Parent Shareholders for the purpose of amending Parent’s Governing Documents to extend the period for Parent to consummate a Business Combination.

“Parent Ordinary Shares” means Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Pre-Money Value” as of the Amalgamation Effective Time, shall equal (a) Parent Available Cash plus (b) $78,650,000.

“Parent Share Redemption” means the election of an eligible (as determined in accordance with the Parent Initial Articles) holder of Parent Class A Ordinary Shares to redeem all or a portion of the Parent Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the Parent Initial Articles) in connection with the consummation of the Business Combination.

“Parent Shareholder Approval” means (a) the approval of the Business Combination, this Agreement and the other Transaction Documents by Ordinary Resolution or Special Resolution, as applicable (as defined in the Parent Initial Articles), (b) the adoption and approval of the Parent A&R Articles by Special Resolution, (c) the adoption and approval of the issuance of Parent Class A Ordinary Shares and Parent Class V Ordinary Share in connection with the Transactions as required by Nasdaq, and (d) the approval of any other proposals as the SEC (or staff member thereof) indicates are (i) necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and (ii) required to be approved by the Parent Shareholders in order for the Amalgamation to be consummated.

“Parent Shareholders” means the shareholders of Parent as of immediately prior to the Amalgamation Effective Time.

“Parent Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by Parent, Amalgamation Sub, Sponsor or its Affiliates (whether or not billed or accrued for) as a result of or in connection with Parent’s negotiation, documentation and consummation of the Transactions, including (a) all fees (including fees of the underwriters of Parent’s initial public offering with respect to deferred underwriting commissions), costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, reasonably approved in advance by AARK data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, (b) the portion of the applicable filing fees to the Governmental Authorities in connection with the Transactions that are the responsibility of Parent pursuant to Section 8.1(d), (c) all amounts accrued and outstanding under any Working Capital Loan as of the Amalgamation Effective Time and (d) the portion of the costs for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees that are the responsibility of Parent pursuant to Section 8.4(b)(iv).

“Parent Warrants” means (a) a warrant entitling the holder thereof to purchase one Parent Class A Ordinary Shares pursuant to the terms of the Warrant Agreement and at an exercise price of $11.50 per share, and (b) each warrant entitling the holder thereof to purchase one Parent Class A Ordinary Share at an exercise price of $11.50 per share pursuant to the terms of the Sponsor Warrants Purchase Agreement, dated as of October 19, 2021, by and between the Parent and the Sponsor.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Permitted Liens” means (a) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (i) not yet due and payable or which are being contested in good faith through appropriate proceedings and (ii) for which adequate accruals or reserves have been established and reflected on applicable financial statements, in accordance with Indian GAAP (with respect to the Company and its Subsidiaries), IFRS (with respect to AARK) or GAAP (with respect to Parent), (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established and reflected on applicable financial statements, in accordance with Indian GAAP (with respect to the Company and its Subsidiaries), IFRS (with respect to AARK) or GAAP (with respect to Parent), (c) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the use, occupancy, value or marketability of the Leased Real Property, (d) with respect to any Leased Real Property, the interests and rights of the respective lessors with respect thereto, including any statutory landlord Lien thereon, (e) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (f) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice and (g) other Liens arising in the ordinary course of business consistent with past practice with respect to the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Investment” means the subscription and purchase of Parent Class A Ordinary Shares pursuant to the Subscription Agreements.

“PIPE Incentive Shares” means the number of Parent Class A Ordinary Shares which may be issued in connection with the PIPE Investment at the Amalgamation Effective Time as an incentive under one or more Subscription Agreement, but which, together with the Shareholder Bonus Shares and the Extension Shares, may not exceed the Bonus Shares Pool.

“Pro Rata Portion” means, (a) with respect to the Sole Shareholder, the percentage equal to the Sole Shareholder Pre-Amalgamation Value divided by the AARK Post-Amalgamation Value, and (b) with respect to Parent, the percentage equal to 100 minus the Sole Shareholder’s Pro Rata Portion.

“Pro Rata Reduction Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the number equal to the difference between 100 and the Redemption Percentage by (b) 15.

“Redemption Percentage” means the number of Parent Class A Ordinary Shares redeemed in connection with the Parent Share Redemption immediately prior to the Amalgamation Effective time, when expressed as a percentage of the total number of Parent Class A Ordinary Shares eligible for Parent Share Redemption.

“Redemption Threshold” means when the Redemption Percentage is equal to 85%.

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives of such Person or its Affiliates.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred List.

“Restricted Stock Unit Award” means an award of restricted stock units based on Company Ordinary Shares (whether to be settled in cash or shares), granted under a Company Incentive Plan.

“Sanctioned Jurisdiction” means any country or territory subject to comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea region).

“Sanctioned Person” means any Person that is (a) organized under the Laws of, or resident or located in, any Sanctioned Jurisdiction, (b) included on any list of Persons subject to Sanctions (including, but not limited to, the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List and the Sectoral Sanctions Identification List; or any similar list maintained or administered by the United Nations Security Council, HM Treasury of the United Kingdom, the European Union, any European Union member state, or any other Governmental Authority where the Company or any of its Subsidiaries operates), or (c) owned 50% or more, directly or indirectly, controlled by, or acting on behalf or at the direction of any Person or Persons described in clauses (a) or (b).

“Sanctions” means those trade, economic and financial sanctions Laws, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State), (b) the European Union or any European Union member state, (c) the United Nations Security Council, (d) Her Majesty’s Treasury of the United Kingdom, or (e) any other Governmental Authority where any Group Company operates.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholder Bonus Shares” means the number of Class A Ordinary Shares equal to 3,750,000 minus the Extension Shares and the PIPE Incentive Shares, which shall in no case be a number less than zero.

“Singapore” means the Republic of Singapore.

“Singapore Companies Act” means the Companies Act (Chapter 50) of Singapore.

“Sole Shareholder Pre-Amalgamation Value” shall equal $224,965,000.

“Special Resolution” means a resolution which:

(a)

has been passed by members holding at least 75% of the votes being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)

has been approved in writing by all of the members entitled to vote at a general meeting of the company in one or more instruments each signed by one or more of the members aforesaid, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Sponsor” means Worldwide Webb Acquisition Sponsor, LLC, a Cayman Islands limited liability company.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership),whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all U.S. federal, state, local and non-U.S. or other taxes imposed by any Governmental Authority, including all income, gross receipts, alternative or add-on minimum, estimated, license, payroll, recapture, net worth, employment (including employee withholding or employer payroll tax, national insurance contributions, apprenticeship levy, FICA or FUTA), escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, representative, agent, excess lines (or similar), any taxes imposed under the IT Act or the (Indian) Goods & Services Tax Act 2017, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, and including any interest, penalty, or addition thereto.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Amalgamation Proposal, the Parent A&R Articles, the Seller Support Agreement, the Exchange Agreements, the Sponsor Support Agreement, the Subscription Agreements and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them.

“Transactions” means, collectively, the Amalgamation and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as amended from time to time.

“U.S. Benefit Plan” means a Company Benefit Plan that is subject to the laws of the United States or provides compensation or benefits to any current or former employee, director, independent contractor or consultant (or any dependent thereof) of the Company or any of their respective Affiliates that is subject to the laws of the United States.

“Warrant Agreement” means the Warrant Agreement, dated as of January 25, 2021, between Parent and Continental Stock Transfer & Trust Company.

“Working Capital Loans” means any loan made to Parent by any of the Sponsor, an Affiliate of the Sponsor, or any of Parent’s officers or directors, and evidenced by a promissory note, loan agreement or similar document, for the purpose of financing costs, expenses and other obligations incurred by Parent.

“Written Consent” means an executed written resolution of the Company Shareholders, in form and substance acceptable to Parent, approving and adopting this Agreement and the other Transaction Documents and approving the Transactions, in each case, in a manner sufficient to deliver the Company Shareholder Approval in accordance with the India Companies Act and the Company’s Governing Documents.

Section 1.2 Construction.

(a) Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Disclosure Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns.

(b) Unless the context of this Agreement otherwise requires, references to (i) statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation and (ii) any other Law, means such Law, as amended, modified, supplemented or succeeded from time to time and in effect as of the date of this Agreement.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under (i) GAAP, to the extent related to Parent or Amalgamation Sub, (ii) IFRS, to the extent related to AARK and (iii) Indian GAAP, to the extent related to the Company and its Subsidiaries.

(e) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(f) Capitalized terms used in the Exhibits and the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

(g) With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which Parties actually prepared, drafted or requested any term or condition of this Agreement.

Section 1.3 Knowledge. As used herein, (a) the phrase “to the knowledge” of any of the Group Companies shall mean the knowledge of the individuals identified on Section 1.3 of the AARK Schedules and (b) the phrase “to the knowledge” of Parent shall mean the knowledge of the individuals identified on Section 1.3 of the Parent Disclosure Schedule, in each case, as such individuals would have acquired in the exercise of reasonable inquiries of direct reports.

ARTICLE II

THE CLOSING TRANSACTIONS

Section 2.1 The Amalgamation.

(a) Amalgamation Procedures. Upon the terms and subject to the conditions set forth in this Agreement, at the Amalgamation Effective Time, Amalgamation Sub (Amalgamation Sub sometimes being referred to herein as the “Amalgamating Entity”) and AARK shall amalgamate and continue as one company, with AARK being the amalgamated company in the Amalgamation (hereinafter referred to for the periods at and after the Amalgamation Effective Time as the “Amalgamated Company” and any reference to AARK following the Amalgamation Effective Time shall be deemed to refer to the Amalgamated Company), and as a Subsidiary of Parent.

(b) Effects of the Amalgamation. At and after the Amalgamation Effective Time, in accordance with Section 215G of the Singapore Companies Act: (i) all the assets, property, rights and privileges of the Amalgamating Entity shall be transferred to and vest in the Amalgamated Company; (ii) all the liabilities and obligations of the Amalgamating Entity shall be transferred to and become the liabilities and obligations of the Amalgamated Company; (iii) all proceedings pending by or against the Amalgamating Entity may be continued by or against the Amalgamated Company; (iv) any conviction, ruling, order or judgment in favor or against the Amalgamating Entity may be enforced by or against the Amalgamated Company; (v) the Equity Securities and rights of the members in AARK shall remain issued and outstanding and represent the Equity Securities and rights of the members in the Amalgamated Company; and (vi) the Equity Securities and rights of the members in the Amalgamating Entity shall be cancelled, exchanged or converted into the shares and rights provided for in the Amalgamation Proposal, and in accordance Section 3.1(a).

(c) Amalgamation Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Amalgamation shall take place remotely by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Amalgamation Effective Time, but subject to the satisfaction or waiver thereof) or such other time and place as Parent, on the one hand, and the Company and AARK, on the other hand, may mutually agree in writing.

(d) Amalgamation Effective Time. On the date the consummation of the Amalgamation shall occur, (A) Amalgamation Sub and AARK shall execute the Amalgamation Proposal substantially in the form attached hereto as Exhibit E (the “Amalgamation Proposal”), the Other Amalgamation Documents, and such other documents as may be required in accordance with the applicable provisions of the Singapore Companies Act or by any other applicable Law and (B) Amalgamation Sub and AARK shall cause to be lodged with ACRA, the Amalgamation Proposal, the Other Amalgamation Documents, and such other documents as may be required in accordance with the applicable provisions of the Singapore Companies Act or by any other applicable Law. The Amalgamation shall become effective on the lodging of the Amalgamation Proposal with ACRA or at such later time as may be agreed by Parent and the Company and specified in the Amalgamation Proposal and as set out in the notice of amalgamation issued by ACRA in respect of the Amalgamation (such date and time, the “Amalgamation Effective Time”).

(e) Cash Contribution to AARK. At the Amalgamation Effective Time, Parent shall contribute the Parent Available Cash to AARK on behalf of Amalgamation Sub.

Section 2.2 Governing Documents.

(a) At the Amalgamation Effective Time, the constitution of the Amalgamated Company shall be the AARK A&R Articles as set out in the Amalgamation Proposal, until thereafter amended as provided therein and under the Singapore Companies Act.

(b) At the Amalgamation Effective Time, Parent’s Governing Documents, as in effect immediately prior to the Amalgamation Effective Time (the “Parent Initial Articles”), shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of Parent attached hereto as Exhibit F (the “Parent A&R Articles”), and, as so amended and restated, the Parent A&R Articles shall be the memorandum and articles of association of Parent, until thereafter amended in accordance with the terms thereof and the Companies Act (as amended) of the Cayman Islands.

Section 2.3 Directors and Officers.

(a) Parent.

(i) Except as otherwise agreed in writing by AARK and Parent prior to the Amalgamation Effective Time, and conditioned upon the occurrence of the Amalgamation Effective Time, and subject to any limitation imposed under applicable Laws and Nasdaq listing requirements (including the corporate governance requirements of Nasdaq Rule 5600 Series) that will be applicable to Parent following the Amalgamation Effective Time, each of the Parties shall take all such actions necessary or appropriate such that effective immediately after the Amalgamation Effective Time: (A) the Parent Board shall consist of seven directors, which shall be divided into three classes, designated Class I, II and III with Class I consisting of three directors, Class II consisting of two directors and Class III consisting of two directors; and (B) the members of the Parent Board shall include (1) the individuals set forth on Section 2.3 of the AARK Schedules, which individuals shall be designated in the Class identified on Section 2.3 of the AARK Schedules, and (2) four other members designated by AARK prior to the time at which the Proxy/Registration Statement is declared effective under the Securities Act, which individuals shall be designated in the Class identified on Section 2.3 of the AARK Schedules and shall meet the standards of independence for companies subject to the rules and regulations of Nasdaq (each of such four other members designated by AARK, an “Independent Director”). Prior to the Amalgamation Effective Time, AARK may, by giving written notice to the Parties, replace any individual designated by AARK in accordance with the immediately preceding sentence with another individual.

(ii) The Parties shall take all action necessary, including causing the executive officers of Parent to resign, so that the individuals serving as executive officers of the Company immediately prior to the Amalgamation Effective Time will be the individuals serving as executive officers of Parent immediately after the Amalgamation Effective Time.

(iii) Each individual appointed as a director or officer of Parent pursuant to this Section 2.3 shall remain in office as a director and/or officer of Parent until his or her successor is appointed or until his or her earlier resignation or removal in accordance with the terms of Parent’s Governing Documents following the Amalgamation Effective Time, including, initially the Parent A&R Articles.

(iv) The Parties hereby agree that following the Amalgamation Effective Time, as long as eligible, Parent shall avail itself of any “controlled company” exemptions provided by, and shall take all such actions within its control to remain a “controlled company” for purposes of, the listing rules of Nasdaq.

(b) AARK.

(i) At the Amalgamation Effective Time, the directors and officers of Amalgamation Sub and AARK shall cease to hold office, and the directors and officers of the Amalgamated Company shall be appointed as determined by Parent, each to hold office in accordance with Section Section 2.3(b)(ii) below and the Governing Documents of the Amalgamated Company, including, initially, the AARK A&R Articles.

(ii) Each of the Parties shall take all such actions necessary or appropriate such that effective immediately after the Amalgamation Effective Time the AARK Board shall consist of three (3) directors, consisting of (x) one (1) director to be designated by AARK prior to the time at which the Proxy/Registration Statement is declared effective under the Securities Act and (B) the other two (2) directors shall both also be an Independent Director.

Section 2.4 Closing Statements.

(a) Not less than three Business Days prior to the Amalgamation Effective Time, AARK shall provide to Parent (i) an estimated unaudited consolidated balance sheet of the Group Companies as of 12:01 a.m. (Eastern Time) on the date the Amalgamation Effective Time shall occur and (ii) a written statement (“AARK Closing Statement”) setting forth AARK’s good faith estimates of: (A) the Group Companies Transaction Expenses paid or required to be paid as of the Amalgamation Effective Time, along with any invoices from the applicable service providers to the Group Companies that are in the possession of any Group Company at such time; and (B) the amount of Group Companies Cash. AARK shall consider in good faith Parent’s comments to the AARK Closing Statement, which comments Parent shall deliver to AARK no fewer than one Business Day prior to the date the Amalgamation Effective Time shall occur, and revise the AARK Closing Statement to incorporate any changes AARK, acting in good faith, determines are appropriate. In connection with preparation and delivery of the AARK Closing Statement, AARK shall provide reasonable supporting detail to evidence AARK’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent.

(b) Not less than three Business Days prior to the Amalgamation Effective Time, Parent shall deliver to AARK a written statement (the “Parent Closing Statement”) setting forth, in reasonable detail, Parent’s good faith estimate of: (i) the amount of Aggregate Cash (for the avoidance of doubt, prior to the payment of any Parent Transaction Expenses) and all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by AARK; (ii) the amount of Parent Transaction Expenses paid or required to be paid as of the Amalgamation Effective Time pursuant to Section 10.3, including all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by AARK; and (iii) the number of Parent Class A Ordinary Shares to be issued pursuant to the Subscription Agreements. Parent shall consider in good faith AARK’s comments to the Parent Closing Statement, which comments AARK shall deliver to Parent no fewer than one Business Day prior to the date the Amalgamation Effective Time shall occur, and revise the Parent Closing Statement to incorporate any changes Parent, acting in good faith, determines are appropriate.

ARTICLE III

EFFECTS OF THE AMALGAMATION

Section 3.1 AARK Equity Securities.

(a) At the Amalgamation Effective Time, by virtue of the Amalgamation and, except as expressly described below, without any action on the part of the Sole Shareholder:

(i) Existing AARK Shares. All AARK Ordinary Shares that are issued and outstanding immediately prior to the Amalgamation Effective Time shall remain issued and outstanding following the Amalgamation Effective Time and represent Equity Securities of the Amalgamated Entity equal to the Sole Shareholder’s Pro Rata Portion of all issued and outstanding AARK Fully Diluted Ordinary Shares.

(ii) Amalgamation Sub Shares. All of the shares of Amalgamation Sub that are issued and outstanding as of immediately prior to the Amalgamation Effective Time shall be automatically converted pursuant to the Amalgamation into a number of AARK Ordinary Shares equal to Parent’s Pro Rata Portion of the AARK Fully Diluted Ordinary Shares.

(iii) AARK Treasury Shares. Notwithstanding Section 3.1(a)(i) or any other provision of this Agreement to the contrary, if there are any AARK Shares that are owned by AARK as treasury shares or any AARK Shares owned by any direct or indirect subsidiary of AARK immediately prior to the Amalgamation Effective Time, such AARK Shares shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(b) Immediately following the Amalgamation Effective Time:

(i) Eligible Parent Shares. Parent shall issue to each holder of an Eligible Parent Share, a number of newly issued Parent Class A Ordinary Shares equal to (A) Aggregate Bonus Shares, divided by (B) the aggregate number of Eligible Parent Shares issued and outstanding immediately prior to the Amalgamation Effective Time, subject to rounding pursuant to Section 3.1(c).

(ii) Parent Class V Ordinary Share. Pursuant to the Parent A&R Articles, Parent shall issue to the Parent Class V Ordinary Share Holder one Parent Class V Ordinary Share with voting rights equal to such number of votes per share representing, at all times while such Parent Class V Ordinary Share remains outstanding, 26.0% of the total issued and outstanding Parent Class A Ordinary Shares (after giving effect to such issuance) and Parent Class V Ordinary Share, voting together as a class, for cash per share equal to the par value of such Parent Class V Ordinary Share. Notwithstanding the foregoing, in the event of the occurrence of certain extraordinary events as set forth on Section 3.1(b)(ii) of the AARK Schedules, including for the avoidance of doubt, the threat of a Hostile Change of Control of Parent, the total voting rights in Parent represented by the Parent Class V Ordinary Share shall increase automatically to 51% of the total issued and outstanding Parent Class A Ordinary Shares and Parent Class V Ordinary Share voting together as a class. Pursuant to the terms of the Parent A&R Articles, upon the exchange of any AARK Ordinary Shares for Parent Class A Ordinary Shares pursuant to the Exchange Agreement (collectively, the “Converted Shares”), the voting power of the Parent Class V Ordinary Share shall be reduced in proportion to the AARK Ordinary Shares exchanged to that of the AARK Ordinary Shares held by the Sole Shareholder on Closing (the “Proportionate Reduction”) provided, however, such Proportionate Reduction will not, in any way, affect the voting rights of the Parent Class V Ordinary Share in the event of (i) a threatened or actual Hostile Change of Control, noting that a Hostile Change of Control shall be deemed to be “threatened”, without limitation, when a Person or group acquires, directly or indirectly, in a single transaction or series of related transactions, more than 5% of the votes attached to all Parent Ordinary Shares, other than the Parent Class V Ordinary Share, announces publicly an interest in taking over, partly or wholly, the management control of Parent or seeks a seat on the Parent Board when such candidacy is not endorsed by existing members of the Parent Board, and/or (ii) the appointment and removal of a director on the Parent Board, in case of both of which shall it stay at 51%.

(c) Notwithstanding anything to the contrary contained herein, no fraction of a Parent Share will be issued by virtue of the Transactions, and each Person who would otherwise be entitled to a fraction of a Parent Share (after aggregating all fractional Parent Shares that otherwise would be received by such holder) shall instead have the number of Parent Shares issued to such Person rounded down in the aggregate to the nearest whole Parent Share.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except in each case as set forth in the disclosure schedules delivered by AARK to Parent and Amalgamation Sub concurrently with the execution of this Agreement (the “AARK Schedules”), and subject to the terms, conditions and limitations set forth in this Agreement, AARK hereby represents and warrants to the other Parties as follows:

Section 4.1 Organization. Each Group Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation, formation or organization, and, except as would not reasonably be expected to be material to the Group Companies taken as a whole, each Group Company has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Group Companies have provided true, correct and complete copies of the Governing Documents of each Group Company, in each case as amended to date and as currently in effect. No Group Company is in violation of any provision of its Governing Documents in any material respect. Each Group Company is duly licensed or qualified and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in the jurisdiction in which it is incorporated or registered and in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (or the equivalent thereof), as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate have, or reasonably be expected to have, a material adverse effect on the business of the Group Companies, taken as a whole.

Section 4.2 Subsidiaries.

(a) A true, correct and complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, outstanding Equity Securities, and holders of Equity Securities (including respective numbers and percentages), as applicable, is set forth on Section 4.2(a) of the AARK Schedules.

(b) A true, correct and complete list of each Subsidiary of AARK and its jurisdiction of incorporation, formation or organization, outstanding Equity Securities, and holders of Equity Securities (including respective numbers and percentages), as applicable, is set forth on Section 4.2(b) of the AARK Schedules. As of the Amalgamation Effective Time, AARK will not own Equity Securities of any Person (other than the Company Ordinary Shares) or any other assets, nor will AARK have any liabilities other than those related to its ownership of Company Ordinary Shares.

Section 4.3 Due Authorization; Board Approval.

(a) Each Group Company has all requisite company or corporate power, as applicable, and authority (i) to execute and deliver this Agreement and the other Transaction Documents to which it is a party and (ii) subject to the approvals described in Section 4.5 of the AARK Schedules, and upon the receipt of the Company Shareholder Approval and the Sole Shareholder Consent, to consummate the Transactions and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement has been, and upon its execution and delivery, and each other Transaction Document to which any Group Company is or will be a party will be, duly and validly executed and delivered by such Group Company and have been, or will be, duly authorized by all necessary company or corporate actions, as applicable, subject in each case to the Company Shareholder Approval and the Sole Shareholder Consent. This Agreement and the other Transaction Documents to which a Group Company is a party, assuming due authorization, execution and delivery by each other Party hereto and thereto, constitute the legal, valid and binding obligation of such Group Company, enforceable against such Group Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (which resolutions have not been modified or rescinded in any way) pursuant to which it has (i) determined that it is advisable for the Company to enter into this Agreement and the other Transaction Documents to which it is a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Pre-Closing Restructuring), and (iii) recommended the adoption and approval of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Pre-Closing Restructuring) by the Company Shareholders. No other corporate action is required on the part of the Company, its Subsidiaries or any of the Company Shareholders to enter into this Agreement or the other Transaction Documents to which the Company or its Subsidiaries is a party or to approve the Transactions, other than the Company Shareholder Approval.

(c) On or prior to the date of this Agreement, the AARK Board has duly adopted resolutions (which resolutions have not been modified or rescinded in any way) pursuant to which it has (i) determined that it is advisable for AARK to enter into this Agreement and the other Transaction Documents to which it is a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Amalgamation and the Pre-Closing Reorganization), and (iii) recommended the adoption and approval of this Agreement and other Transaction Documents to which it is a party and the Transactions (including the Amalgamation and the Pre-Closing Reorganization) by the Sole Shareholder in his capacity as sole shareholder of AARK. No other corporate action is required on the part of AARK to enter into this Agreement or the other Transaction Documents to which AARK is a party or to approve the Transactions, other than the Sole Shareholder Consent (which shall be obtained promptly following the execution of this Agreement in accordance with Section 6.8(b)).

Section 4.4 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth on Section 4.5 of the AARK Schedules, the execution and delivery by the Company and AARK of this Agreement and any other Transaction Document to which any Group Company is or will be a party and, subject to obtaining the Company Shareholder Approval and the Sole Shareholder Consent, the consummation of the Transactions do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of any Group Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to any Group Company, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract or terminate or result in the termination of any Material Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Group Company, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing does not or would not, individually or in the aggregate, have a Group Company Material Adverse Effect.

Section 4.5 Governmental Authorities; Consents. Assuming the accuracy and completeness of the representations and warranties of Parent and Amalgamation Sub contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of any Group Company with respect to such Group

Company’s execution or delivery of this Agreement or any other Transaction Document to which it is a party or the consummation by such Group Company of the Transactions, except for (a) the filings listed on Section 4.5 of the AARK Schedules, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate have a Group Company Material Adverse Effect and (c) in the case of AARK, the filing of the Amalgamation Proposal with ACRA and the issuance of the notice of amalgamation by ACRA in respect of the Amalgamation, each in accordance with the Singapore Companies Act.

Section 4.6 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 3,000,000 Company Ordinary Shares, of which 2,400,215 Company Ordinary Shares are issued and outstanding. Section 4.6(a) of the AARK Schedules sets forth a true, correct and complete list of each legal owner of Company Ordinary Shares or other Equity Securities of the Company and the number of Company Ordinary Shares or other Equity Securities held by each such holder as of the date of this Agreement. Except as set forth on Section 4.6(a) of the AARK Schedules or pursuant to the Company Incentive Plans, as of the date of this Agreement there are no other ordinary shares, preferred shares or other Equity Securities of the Company authorized, reserved for issuance, issued or outstanding. All of the issued and outstanding Company Ordinary Shares: (i) have been duly authorized and validly issued and allotted and are fully paid; (ii) have been offered, sold, transferred and issued in compliance with applicable Law, including the India Companies Act and any applicable securities Laws, and including any filings and returns required under any applicable Law to be delivered or made by the Company in respect of such offer, sale, transfer or issuance, and all requirements set forth in (A) the Governing Documents of the Company and (B) any other applicable Contracts governing the issuance or allotment of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens, other than Liens imposed under AARK’s Governing Documents or by applicable securities laws.

(b) As of the date of this Agreement, Company Options with respect to 355,465 Company Ordinary Shares are issued and outstanding. The Company has provided to Parent, prior to the date of this Agreement, a true, correct and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds a Company Option, including the number of Company Ordinary Shares subject thereto, the vesting schedule and expiration date thereof and the exercise price thereof. All Company Options are evidenced by award agreements in substantially the forms previously made available to Parent, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly issued and properly approved by the Company Board (or appropriate committee thereof).

(c) Except as otherwise set forth in this Section 4.6 or on Section 4.6(c) of the AARK Schedules, the Company has not issued, granted, and is not otherwise bound by or subject to any outstanding subscriptions, options, warrants, rights or other securities (including debt securities) convertible, exercisable or exchangeable for Company Ordinary Shares or any other

Equity Securities of the Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other Equity Securities of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Ordinary Shares or any other Equity Securities of the Company.

(d) The outstanding share capital or other Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and allotted, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold, issued and allotted in compliance with applicable Law, including any applicable securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance or allotment of such securities; (iii) are not, except as set forth on Section 4.6(d) of the AARK Schedules, subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are, except as set forth on Section 4.6(d) of the AARK Schedules, free and clear of any Liens. Section 4.6(d) of the AARK Schedules sets forth a true, correct and complete list of each legal owner of share capital or other Equity Securities of the Company’s Subsidiaries and the number of shares or other Equity Securities held by each such holder as of the date of this Agreement.

(e) Except as set forth on Section 4.6(e) of the AARK Schedules, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any Equity Securities of Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities, or for the repurchase or redemption of shares or other Equity Securities of such Subsidiaries or the value of which is determined by reference to shares or other Equity Securities of such Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities.

(f) As of the date of this Agreement, AARK has an issued and paid up share capital of SGD 10 comprising of 10 AARK Ordinary Shares, of which 10 AARK Ordinary Shares are issued and outstanding. During the Interim Period, the AARK Board and the Sole Shareholder will cause AARK to effect a one thousand-for-one stock split, in the form of a stock dividend payable on all outstanding AARK Ordinary Shares, so that after the date of this Agreement, but prior to the Amalgamation Effective Time, the issued and paid up share capital of AARK will comprise 10,000 AARK Ordinary Shares, of which 10,000 AARK Ordinary Shares will be issued and outstanding (the “AARK Stock Split”). All of the issued and outstanding AARK Ordinary Shares, including following the AARK Stock Split: (i) have been, and will be, duly authorized and validly issued and allotted and are, to the extent applicable, fully paid; (ii) have been offered, sold, transferred, issued and allotted in compliance with applicable Law, including applicable securities Laws, and including any filings and returns required under any applicable Law to be delivered or made by AARK in respect of such offer, sale, transfer or issuance, and all requirements set forth in (A) the Governing Documents of AARK and (B) any other applicable Contracts governing the issuance or allotment of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of AARK or any Contract to which AARK is a party or otherwise bound; and (iv) are free and clear of any Liens, other than Liens imposed under AARK’s Governing Documents or by applicable securities laws.

(g) Except as otherwise set forth on Section 4.6(g) of the AARK Schedules and except for the AARK Ordinary Shares to be issued to Amalgamation Sub pursuant to Section 3.1(a)(ii), AARK has not issued, granted, and is not otherwise bound by or subject to any outstanding subscriptions, options, warrants, rights or other securities (including debt securities) convertible, exercisable or exchangeable for any Equity Securities of AARK, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other Equity Securities of AARK or the value of which is determined by reference to shares or other Equity Securities of AARK, and there are no voting trusts, proxies or agreements of any kind which may obligate AARK to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities.

Section 4.7 Statutory Registers. Except as set forth on Section 4.7 of the AARK Schedules or in de minimis respects, all registers, statutory books, books of account and other corporate records of the Group Companies are up to date, maintained in material compliance with applicable Law on a proper and consistent basis, contain complete and accurate records of all matters required to be dealt with in such books and records, and have attached to them copies of all such resolutions and agreements as are required by Law to be filed.

Section 4.8 Financial Statements; Internal Controls.

(a) Attached as Section 4.8(a) of the AARK Schedules are: true, correct and complete copies of (i) the reviewed consolidated statement of financial positions and consolidated statements of comprehensive income, changes in equity and cash flows of the Company and its Subsidiaries, with the absence of year-end audit adjustments and footnotes, as of and for the years ended March, 31, 2022 and March 31, 2021, (together with the PCAOB Company Financial Statements, when delivered pursuant to Section 6.3, the “Audited Company Financial Statements”) and (ii) the unaudited consolidated statement of financial positions and consolidated statements of comprehensive income, changes in equity and cash flows of the Company and its Subsidiaries as of and for the six-month period ending September 30, 2022 (the “Interim Company Financial Statements” and together with the Audited Company Financial Statements, the “Company Financial Statements”).

(b) Except as set forth on Section 4.8(b) of the AARK Schedules, at the Closing, the Company Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the Company Financial Statements, to normal year-end adjustment (none of which would be material individually or in the aggregate) and the absence of footnotes ), (ii) were prepared in conformity with the Generally Accepted Accounting Principles in India (“Indian GAAP”) on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject, in the case of the Company Financial Statements, to normal year-end adjustment and the absence of footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries and (iv) in the case of the Updated Company Financial Statements when delivered by the Company for inclusion in the Proxy/Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements (including the standards of PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) The Pro Forma Company Financial Statements will, when provided, present fairly in all material respects the information shown therein and will have been compiled on a basis consistent with that of the Company Financial Statements. The assumptions, information and data used in the preparation of such Pro Forma Company Financial Statements are reasonably believed by the Company to be reasonable in light of current conditions and facts known to the Company, the pro forma adjustments used therein will be appropriate to give effect to the transactions or circumstances described therein, and the pro forma adjustments will have been properly applied to the historical amounts used in the preparation of such Pro Forma Company Financial Statements.

(d) Attached as Section 4.8(d) of the AARK Schedules are: true, correct and complete copies of (i) the reviewed consolidated carve-out statement of financial positions and consolidated carve-out statements of comprehensive income and cash flows of the AARK Business as of and for the years ended March 31, 2022 and March 31, 2021 (together with the PCAOB AARK Financial Statements, when delivered pursuant to Section 6.3, the “Audited AARK Financial Statements”) and (ii) the unaudited consolidated carve-out statement of financial positions and consolidated carve-out statements of comprehensive income and cash flows of the AARK Business as of and for the six-month period ending September 30, 2022 (the “Interim AARK Financial Statements” and together with the Audited Company Financial Statements, the “AARK Financial Statements”).

(e) Except as set forth on Section 4.8(e) of the AARK Schedules, at the Closing, the AARK Financial Statements (i) fairly present in all material respects the consolidated financial position of the AARK Business, as at the respective dates thereof, and the consolidated results of the operations, consolidated incomes and consolidated cash flows of the AARK Business for the respective periods then ended (subject, in the case of the AARK Financial Statements, to normal year-end adjustment (none of which would be material individually or in the aggregate) and the absence of footnotes ), (ii) were prepared in conformity with GAAP on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject, in the case of the AARK Financial Statements, to normal year-end adjustment and the absence of footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of AARK and (iv) in the case of the Updated AARK Financial Statements when delivered by AARK for inclusion in the Proxy/Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements (including the standards of PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. The AARK Financial Statements are presented on a carve-out basis to include the historical financial position and results of operations applicable to the AARK Business. The allocation of costs and expenses included in the AARK Financial Statements represent only a reasonable allocation methodology and are not necessarily indicative of the costs and expenses that would have resulted if the AARK Business had been operating as a separate entity or on a standalone basis.

(f) The Pro Forma AARK Financial Statements will, when provided, present fairly in all material respects the information shown therein and will have been compiled on a basis consistent with that of the AARK Financial Statements. The assumptions, information and data used in the preparation of such Pro Forma AARK Financial Statements are reasonably believed by AARK to be reasonable in light of current conditions and facts known to AARK, the pro forma adjustments used therein will be appropriate to give effect to the transactions or circumstances described therein, and the pro forma adjustments will have been properly applied to the historical amounts used in the preparation of such Pro Forma AARK Financial Statements.

(g) No Group Company, nor any director or officer of a Group Company, nor, to the knowledge of the Company, any independent auditor of a Group Company, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by each Group Company, (ii) any fraud, whether or not material, that involves a Group Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by each Group Company or (iii) any claim or allegation regarding any of the foregoing.

(h) The books of account and other financial records of the Group Companies have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Group Companies have been properly recorded therein in all material respects. Except as set forth on Section 4.8(h) of the AARK Schedules, there has been no change in the accounting methods or practices of any Group Company since the Most Recent Balance Sheet Date. The Group Companies have established and maintain a system of internal accounting controls which are reasonably sufficient to provide reasonable assurance that (i) transactions, receipts and expenditures of the Group Companies are executed in accordance with management’s general or specific authorizations and in accordance with applicable Laws, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Indian GAAP, as applicable, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) that accounts, notes and other receivables and inventory are recorded accurately. The books and records of the Group Companies have been, and are being, maintained in all material respects in accordance with Indian GAAP, as applicable, and any other applicable legal and accounting requirements.

(i) All accounts receivable of the Group Companies (i) are bona fide and valid receivables arising from sales actually made or services actually performed and arising in the ordinary course of business, (ii) are properly reflected on the books and records of the Group Companies and (iii) are not subject to any setoffs, counterclaims, credits or other offsets which are not reflected on the balance sheet of such Group Company as of the Most Recent Balance Sheet Date. No Person has any Lien on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Group Companies with respect to any accounts receivable other than in the ordinary course of business. No accounts receivable of the Group Companies, nor any part thereof, are related to the pre-billing of any customers.

(j) All accounts payable of the Group Companies, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business of the Group Companies. Since the Most Recent Balance Sheet Date, the Group Companies have paid their accounts payable in the ordinary course of business.

(k) Section 4.8(k) of the AARK Schedules sets forth a true, correct and complete list all of the Indebtedness of the Group Companies, including the identity of any obligor and/or guarantor, the aggregate principal and interest owed in respect thereof and the maturity of each such instrument, as of the date that is one day prior to the date of this Agreement.

Section 4.9 Undisclosed Liabilities. Except as set forth on Section 4.9 of the AARK Schedules, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, any Group Company (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Audited Company Financial Statements or the Audited AARK Financial Statements, as applicable, or disclosed in the notes thereto, (b) that have arisen since the Most Recent Balance Sheet Date in the ordinary course of business, consistent with past practice, of the Group Companies (none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation) or (c) that will be discharged or paid off prior to or at the Amalgamation Effective Time.

Section 4.10 Litigation and Proceedings.

(a) Except as set forth on Section 4.10(a) of the AARK Schedules, during the past three years (i) there have not been, and there are no, Actions pending, or to the knowledge of the Company, threatened against any Group Company or any of their respective properties or assets at law or in equity and (ii) there are no Governmental Orders imposed upon a Group Company, nor are, to the knowledge of AARK, any of the properties or assets of a Group Company or a Group Company’s business bound or subject to any Governmental Order, except in each case, as would not, individually or in the aggregate, be or reasonably be expected to be material to the business of the Group Companies (taken as a whole).

(b) Except as set forth on Section 4.10(b) of the AARK Schedules, during the last three years, no Group Company has filed, and no Group Company intends to file, any material Action against any Person.

Section 4.11 Legal Compliance.

(a) Except as set forth on Section 4.11 of the AARK Schedules, each Group Company is in compliance with all applicable Laws in all material respects.

(b) For the past three years, no Group Company has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been and would not reasonably be expected to be material to the business of the Group Companies (taken as a whole).

(c) The Group Companies maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by a Group Company or its respective directors, officers, employees, Representatives or other Persons, acting on behalf of a Group Company, will be prevented, detected and deterred.

Section 4.12 Contracts; No Defaults.

(a) Section 4.12(a) of the AARK Schedules sets forth a true, correct and complete list of the following Contracts to which any Group Company is a party:

(i) each shareholder, partnership or other Contract with a holder of Equity Securities of any Group Company, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement or registration rights agreement;

(ii) each Contract involving obligations (contingent or otherwise), payments or revenues in excess of $100,000 in the last twelve months prior to the date of this Agreement or expected obligations (contingent or otherwise), payments or revenues in excess of $200,000 in the next twelve months after the date of this Agreement;

(iii) each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by, or other Indebtedness including any other agreement or commitment for future loans, credit or financing;

(iv) each Contract for (A) the acquisition of any material operating business, properties or assets, whether by merger, purchase, sale of stock or assets or (B) the divestiture of any material business, properties or assets;

(v) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $100,000 in any calendar year;

(vi) each Contract involving the formation, establishment, contribution to, or operation of a (A) partnership, (B) corporation, limited liability company or other entity, or (C) joint venture, alliance or similar entity, or involving a sharing of profits or losses (including joint development and joint marketing Contracts), or any investment in, loan to or acquisition or sale of the securities, Equity Securities or assets of any Person (excluding, in the case of clauses (A) and (B), any wholly-owned Subsidiary);

(vii) Contracts between any Group Company, on the one hand, and any Group Company Related Party, on the other hand, which are currently in force or under which any party thereto has outstanding obligations (collectively, “Related Party Agreements”);

(viii) Contracts with each current executive, officer, director or current employee of the Group Companies that provide annual base compensation (excluding bonus and other benefits) in excess of $100,000;

(ix) Contracts that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions;

(x) Contracts containing covenants of the Group Companies prohibiting or limiting (A) the right of a Group Company to engage in or compete with any Person in any line of business, (B) a Group Company’s ability to conduct their business in any geographic area or (C) the Persons that a Group Company may hire or solicit for hire;

(xi) any collective bargaining (or similar) agreement or Contract with any labor union or other body representing employees of a Group Company;

(xii) each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including non-disclosure agreements, contractor services agreements and consulting services agreements containing licenses that are granted for the sole purpose of enabling the provision of the services, trademark licenses incidental to marketing, printing or advertising Contracts, only if such exclusions were entered into in the ordinary course of business on unmodified, standard terms) pursuant to which a Group Company (A) grants to a third Person the right to use Intellectual Property of a Group Company, or (B) is granted by a third Person the right to use Intellectual Property that is used in or reasonably necessary for the conduct of the business of the Group Companies in substantially the same manner as such business has been operated during the 12 months prior to the date of this Agreement (other than Contracts granting nonexclusive rights to use unmodified, commercially available off-the-shelf software that is used for internal business purposes and Open Source Licenses) (collectively, the Contracts within the scope of this clause (B), the “Material In-Licenses”);

(xiii) each Contract requiring capital expenditures by a Group Company after the date of this Agreement in an amount in excess of $150,000 in any calendar year;

(xiv) any Contract that grants to any third Person any “most favored nation rights”, exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xv) any material sales representative, marketing or advertising Contract;

(xvi) any Contract that grants to any third Person price guarantees for a period greater than one year from the date of this Agreement and which requires aggregate future payments to a Group Company in excess of $100,000 in any calendar year;

(xvii) Contracts in connection with the waiver, compromise, or settlement of any dispute, claim, litigation or arbitration involving an Action, claim or proceeding with (A) any Governmental Authority or (B) pursuant to which any Group Company has any ongoing material liability or obligation;

(xviii) any Contract containing any provision pursuant to which a Group Company will be obligated to make a payment to any Person as a result of the consummation of the Transactions; and

(xix) any outstanding written commitment to enter into any of the foregoing.

(b) The Contracts listed or required to be listed pursuant to Section 4.12(a) (collectively, the “Material Contracts”) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Group Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Each Group Company has performed in all material respects all respective obligations required to be performed by it under each Material Contract and no Group Company, nor, to the knowledge of the Company, any other party thereto is in material breach of or default under any Material Contract. No Group Company has received any written claim or written notice of termination or breach of or default under any Material Contract, and to the knowledge of the Company, no event has occurred which individually or together with other events, has or would reasonably be expected to result in a breach of or a default under any Material Contract by any Group Company or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both). True, correct and complete copies of the Material Contracts have previously been delivered to or made available to Parent or their respective Representatives, together with all amendments thereto.

Section 4.13 Company Benefit Plans.

(a) Section 4.13(a) of the AARK Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of each Company Benefit Plan. No Company Benefit Plan is, and no Group Company has ever sponsored, maintained, had actual or contingent liability with respect to, or contributed to in the past six years a U.S. Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, true, complete and correct copies of such Company Benefit Plan (or, if not in writing, a written summary of its material terms) and, as applicable, all plan documents, trust agreements, filings required to be made with any Governmental Authority under applicable Law, insurance Contracts or other funding vehicles and all amendments thereto.

(b) Except as set forth on Section 4.13(b) of the AARK Schedules, (i) each Company Benefit Plan has been established, operated, funded, maintained and administered in material compliance with its terms and all applicable Laws, except where failure to comply would not be or reasonably be expected to be material to the Group Companies, taken as a whole, and (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date of this Agreement have been made and all obligations in respect of each Company Benefit Plan as of the date of this Agreement have been accrued and reflected in the Company’s financial statements to the extent required by Indian GAAP.

(c) With respect to each Company Benefit Plan, no material actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such material Actions, suits or claims.

(d) Except as set forth on Section 4.13(d) of the AARK Schedules, the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions), (i) entitle any current or former employee, officer or other service provider of a Group Company to any severance pay or any other compensation or benefits payable or to be provided by a Group Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due to any such employee, officer or other individual service provider by a Group Company, or (iii) accelerate the vesting and/or settlement under any Company Benefit Plan.

(e) All Company Options and Restricted Stock Unit Awards have been granted in accordance with the terms of the Company Incentive Plans. The Company has made available to Parent accurate and complete copies of (i) the Company Incentive Plans, (ii) the forms of standard award agreement under the Company Incentive Plans and (iii) a list of all outstanding equity and equity-based awards granted under any Company Incentive Plans, together with the material terms thereof (including, but not limited to, grant date, exercise price, vesting terms, form of award, expiration date, and number of shares underlying such award). The treatment of the Company Options and Restricted Stock Unit Awards under this Agreement does not violate the terms of the Company Incentive Plans or any Contract governing the terms of such awards.

Section 4.14 Labor Relations; Employees.

(a) Except as set forth on Section 4.14(a) of the AARK Schedules, (i) no Group Company is a party to or bound by any collective bargaining agreement, or any similar agreement, (ii) no such agreement is being negotiated by a Group Company, and (iii) no labor union or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the Group Company employees in the past three years. In the past three years, to the knowledge of the Company, there has been no material labor organization activity involving any of the Group Company employees and there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other labor dispute against or affecting a Group Company, in each case except as would not be or reasonably be expected to be, individually or in the aggregate, material to the business of the Group Companies, taken as a whole.

(b) Each Group Company is, and has been for the past three years, in material compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance and contributions required to be made with respect to any statutory plan, program, practice or arrangement that is required under applicable Law and maintained by any Governmental Authority, except as would not be or reasonably be expected to be, individually or in the aggregate, material to the business of the Group Companies, taken as a whole.

(c) Except where it would not be or reasonably be expected to be, individually or in the aggregate, material to the business of the Group Companies, in the past three years, no Group Company has received (i) notice of any unfair labor practice charge or material complaint pending or threatened before any Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other material complaints, grievances or arbitration procedures against them, (iii) notice of any material charge or complaint with respect to or relating to them pending before any Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d) To the knowledge of the Company, no present or former employee, worker or independent contractor of a Group Company is in material violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to a Group Company or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to such Group Company or (B) the knowledge or use of trade secrets or proprietary information.

(e) No Group Company is party to a settlement agreement with a current or former officer, employee or independent contractor of a Group Company that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of a Group Company or (ii) an employee of a Group Company at the level of Vice President or above. To the knowledge of the Company, in the last three years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (A) an officer of a Group Company or (B) an employee of a Group Company at the level of Vice President or above, in each case except as would not be or reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 4.15 Taxes. Except as disclosed on Section 4.15 of the AARK Schedules:

(a) All income Tax and other material Tax Returns required to be filed by or with respect to the Group Companies have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects, and all material Taxes due and payable have been paid in full whether or not shown as due and payable on any Tax Return.

(b) The Group Companies have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c) There are no Liens for any material amounts of Taxes (other than Permitted Liens) upon the property or assets of the Group Companies.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed in writing by any Governmental Authority against the Group Companies that remains unresolved or unpaid.

(e) Except as disclosed on Section 4.15 of the AARK Schedules, there is no Tax audit or other examination of the Group Companies presently in progress with respect to any material Taxes, nor have the Group Companies been notified in writing of any request or threat for such an audit or other examination, and there are no waivers, extensions or written requests for any waivers or extensions of any statute of limitations (other than an extension arising as a result of obtaining an extension of time to file a Tax Return) currently in effect with respect to any material Taxes of the Group Companies.

(f) None of the Group Companies have made a request for or entered into a closing agreement, private letter ruling, advance pricing agreement, advance tax ruling or similar agreement with any Governmental Authority with respect to Taxes, which would materially impact the Taxes of any of the Group Companies after the Amalgamation Effective Time.

(g) None of the Group Companies are a party to any Tax indemnification, Tax sharing, Tax allocation or similar Tax agreement that will be binding on any Group Company with respect to any period following the Amalgamation Effective Time, other than any such agreement solely between the Group Companies and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes.

(h) To the extent any provisions of the IT Act are applicable and subject to the provisions of the IT Act, all the material transactions executed, performed (including part performance) or undertaken on or prior to the Amalgamation Effective Time by any of the Group Companies have been executed, performed or undertaken on an Arm’s Length Basis in accordance with in all material respects the provisions of the IT Act.

(i) None of the Group Companies has at any time entered into or been party to any material transactions, schemes or arrangements which either: (i) were entered into solely or wholly or mainly with a view to avoiding, reducing, postponing or extinguishing any actual or potential liability to Tax; (ii) contain steps inserted without any commercial or business purpose; or (iii) could be reasonably expected (as determined by the Group Companies in good faith) to be reclassified for the purposes of Indian Tax under any legislation, enactment or other applicable Tax Law or otherwise by any Indian Tax authority.

(j) All records under applicable Indian Law which the Group Companies are required to retain for Indian Tax purposes, have been, in all material respects, duly retained including any such record required to substantiate any claim made or position taken in relation to Indian Taxes by the Group Companies.

(k) All the material Tax incentives, grants, subsidies, concessions, abatements, and other similar forms of assistance from Governmental Authorities under Tax Laws that were claimed by any Group Company were claimed in compliance with applicable Tax Laws and all conditions for claiming such benefits have been fulfilled by the Group Companies. The consummation of the Transactions is not reasonably expected (as determined by AARK in good faith) to have any material adverse effect on the continued validity and effectiveness of any such material Tax incentives, grants, subsidies, concessions, abatements and other similar forms of assistance from Governmental Authorities under Tax Laws.

(l) Each of the Group Companies have (i) collected and remitted to the proper Governmental Authorities all material sales, use, value added and similar Taxes that are required to be collected and remitted and (ii) for all transactions (including sales or the provision of services) that were treated as exempt from sales, use, value added, and similar Taxes, the Group Companies are in material compliance with all applicable Laws relating to the receipt and retention of any appropriate Tax exemption certificates and other documentation qualifying such transactions as exempt.

(m) None the Group Companies have been a party to any transaction treated by the parties as a distribution of stock qualifying, or purported to qualify, for Tax free treatment governed in whole or in part under Section 355 or Section 361 of the Code (or any similar provision of U.S. state, local, or non-U.S. Tax Law) within the three year period ending on the date of this Agreement.

(n) None of the Group Companies (i) are liable for Taxes of any other Person (other than another Group Company) under Treasury Regulation Section 1.1502-6 or any similar provision of U.S. state, local or non-U.S. Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, U.S. state, local or non-U.S. income Tax Law purposes, other than a group the common parent of which was or is the Company, AARK or any of its Subsidiaries.

(o) Within the five-year period ending on the date of this Agreement, no claim has been made in writing by any Governmental Authority where the Group Companies do not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(p) None of the Group Companies have participated in any “listed transaction” within the meaning of such terms under Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(b)(2).

(q) The Company Financial Statements properly and adequately accrue or reserve for unpaid Tax liabilities of the Group Companies in accordance with GAAP, IFRS, Singapore GAAP or Indian GAAP (as applicable) through the date of such Company Financial Statements, and the unpaid Taxes of the Group Companies (being Taxes not yet due and owing) will not exceed the reserve for Tax liabilities set forth on the books and records of any of the Group Companies as adjusted for the passage of time through the Amalgamation Effective time in accordance with the past custom and practice of the Group Companies.

(r) No election has been made pursuant to Treasury Regulation Section 301.7701-3 for any Group Company to change the classification of such entity for U.S. federal income tax purposes from its default classification pursuant to such Treasury Regulations. Each Group Company that is organized or formed under the Laws of a jurisdiction of the United States is properly classified for U.S. federal income tax purposes as the type of entity listed opposite its name on Schedule 4.15(r).

(s) None of the Group Companies will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Amalgamation Effective Time as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Amalgamation Effective Time; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax Law) executed on or prior to the Amalgamation Effective Time; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax Law) or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Amalgamation Effective Time; or (v) prepaid amount or deferred revenue received on or prior to the Amalgamation Effective Time other than in the ordinary course of business. None of the Group Companies have made an election under Section 965(h) of the Code to defer the payment of any “net tax liability” as such term is defined in Section 965(h)(6) of the Code.

(t) The Group Companies have complied with all applicable transfer pricing requirements by any Governmental Authority in all material respects, including to the extent required by applicable Law the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Group Companies.

(u) No power of attorney which is currently in force has been granted by or with respect to the Group Companies for any matter relating to Taxes.

(v) None of the Group Companies has or has ever had a “permanent establishment” (within the meaning of any applicable income Tax treaty or under any similar Tax Law) or a fixed place of business, in any country other than the country of its formation.

(w) None of the Group Companies have deferred the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or has claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act. None of the Group Companies have reduced the amount of its withholding of payroll Taxes or similar obligations (including those imposed by Sections 3101(a) and 3201 of the Code) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to IRS Notice 2020-65 or similar or related U.S. Tax Law.

(x) None of the Group Companies organized or formed under the Laws of a jurisdiction outside of the United States is a “surrogate foreign corporation” or “expatriated entity” within the meaning of Section 7874 of the Code or any corresponding or similar provision of state, local or non-U.S. Tax Law, or is treated as a U.S. corporation for U.S. federal income Tax purposes by reason of the application of Sections 269B or 7874(b) of the Code or any corresponding or similar provision of state, local or non-U.S. Tax Law.

(y) No interest in any of the Group Companies is a “United States real property interest,” and none of the Group Companies that is a “domestic corporation” (as defined in Treasury Regulations Section 1.897-(1)(j)) is, or for the five-year period ending on the Amalgamation Effective Time has been, a “United States real property holding corporation,” within the meaning of Section 897(c) of the Code and Treasury Regulations Sections 1.897-1(c), 1.897-2(b), 1.897-2(h) and 1.1445-2(c)(3).

Section 4.16 Insurance. Section 4.16 of the AARK Schedules contains a true, correct and complete list of, as of the date of this Agreement, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance, including programs of self-insurance, held by, or for the benefit of, the Group Companies as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date of this Agreement have previously been made available to Parent. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by any of the Group Companies with respect to any such policy. Except as disclosed on Section 4.16 of the AARK Schedules, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last two years.

Section 4.17 Licenses. The Group Companies have obtained, and maintain, all of the material Licenses required to permit the Group Companies to acquire, originate, own, operate, use and maintain their assets substantially in the manner in which they are now operated and maintained and to conduct the business of the Group Companies as currently conducted in all material respects. Each material License held by the Group Companies is in full force and effect. No Group Company (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any material License to which it is a party, (b) is or has been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material License, or (c) has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the Transactions, or as otherwise disclosed on Section 4.17 of the AARK Schedules. Section 4.17 of the AARK Schedules sets forth a true, correct and complete list of all material Licenses held by the Group Companies.

Section 4.18 Equipment and Other Tangible Property. A Group Company owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other material tangible property reflected on the books of the Group Companies as owned by a Group Company, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Group Companies are, to the knowledge of the Company, structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.19 Real Property. Section 4.19 of the AARK Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of (w) the street address of each parcel of Leased Real Property, (x) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property, (y) the term and rental payment amounts pertaining to each such parcel of Leased Real Property and (z) the current use of each such parcel of Leased Real Property. None of the Group Companies own any real property. Except as would not be or reasonably be expected to be material to the business of the Group Companies, taken as a whole, with respect to each parcel of Leased Real Property:

(a) A Group Company holds good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(b) The Group Companies have delivered to Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to a Group Company, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases has been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Parent.

(c) Each applicable Group Company’s possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(d) To the knowledge of the Company, no party, other than a Group Company, has any right to use or occupy the Leased Real Property or any portion thereof.

(e) No Group Company has received written notice of any condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property. No material defaults by (i) any Group Company or (ii) to the knowledge of the Company, any landlord or sub-landlord, as applicable, presently exists under any Real Property Lease.

Section 4.20 Intellectual Property.

(a) Section 4.20(a) of the AARK Schedules lists each item of Intellectual Property that is registered or applied-for with a Governmental Authority and is owned by a Group Company as of the date of this Agreement (“Company Registered Intellectual Property”), and material proprietary software owned by a Group Company. A Group Company is the sole and exclusive beneficial and (where applicable) record owner of all of the Intellectual Property owned by a Group Company (including all items of Company Registered Intellectual Property), and all such Company Registered Intellectual Property is subsisting, valid and enforceable.

(b) A Group Company owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property used in or reasonably necessary for the continued conduct of the business of the Group Companies in substantially the same manner as such business has been operated during the 12 months prior to the date of this Agreement.

(c) In respect of any Material In-Licenses: (i) such Material In-Licenses are in full force and effect, with no termination notice having been received by such Group Company; (ii) to the knowledge of the Company, no circumstances exist or have existed which entitle the licensor party to terminate or vary such Material In-Licenses; and (iii) the obligations of such Group Company under such Material In-Licenses have been complied with.

(d) No Group Company has, within the last three years, infringed upon, misappropriated or otherwise violated and, as of the date of this Agreement, is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person. There is no action pending to which a Group Company is a named party, or as to which a Group Company has received a threat in writing, alleging a Group Company’s infringement, misappropriation or other violation of any Intellectual Property of any third Person.

(e) Except as set forth on Section 4.20(e) of the AARK Schedules, to the knowledge of the Company (i) no Person is infringing upon, misappropriating or otherwise violating any Intellectual Property of a Group Company, and (ii) no Group Company has sent to any Person within the last three years any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Intellectual Property of a Group Company.

(f) Each Group Company has taken commercially reasonable measures to protect the confidentiality of trade secrets and other material confidential information included in their Intellectual Property. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets or other material confidential information of the Group Companies to or by any Person. Without limiting the generality of the foregoing, each past and present employee, consultant or contractor of any Group Company who has developed any material Intellectual Property in the scope of his or her employment or engagement by a Group Company or has access to any trade secrets or other material confidential information of the Group Companies has entered into a written agreement pursuant to which such Person (i)

agrees to protect the confidentiality of such trade secrets and other confidential information, and (ii) validly assigns to a Group Company all of such Intellectual Property and such Group Company thereby has sole ownership of all of such Person’s Intellectual Property rights in such Intellectual Property, and, to the knowledge of the Company, no such Person has breached any such agreement.

(g) No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of any Intellectual Property owned by a Group Company and used or held for use in connection with the business of the Group Companies.

(h) With respect to the software used or held for use in the business of the Group Companies, and with respect to such software owned by a Group Company and, to the knowledge of the Company, such software in-licensed to a Group Company, no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “virus”, “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of a Group Company or customers of a Group Company.

(i) Each Group Company’s use and distribution of (i) software developed by or on behalf of, or owned by, the Company or any Subsidiary, and (ii) Open Source Materials, is, in compliance with all Open Source Licenses applicable thereto. No Group Company has used any Open Source Materials in a manner that requires any software or Intellectual Property owned by a Group Company to be subject to Copyleft Licenses.

Section 4.21 Privacy and Cybersecurity.

(a) Each Group Company maintains and is in compliance with, and during the last three years has maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) such Group Company’s posted or publicly facing privacy policies, and (iii) such Group Company’s contractual obligations concerning cybersecurity, data security and the security of such Group Company’s information technology systems. There are no Actions by any Person (including any Governmental Authority) pending to which a Group Company is a named party, or as to which a Group Company has received a threat in writing, alleging a violation of any third Person’s privacy or personal information rights.

(b) During the last three years (i) there have been no material breaches, failures or other similar adverse events relating to the security of the information technology systems of any Group Company, and (ii) there have been no disruptions in any information technology systems that materially adversely affected any Group Company’s business or operations. Each Group Company takes commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. No Group Company has (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, in each case that would be material to any Group Company, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against a Group Company.

Section 4.22 Environmental Matters. Each Group Company is and, except for matters which have been fully resolved, has been in material compliance with all Environmental Laws and no Group Company is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws, in each case except as would not be or reasonably be expected to be, individually or in the aggregate, material to the business of the Group Companies, taken as a whole. There has been no material release of any Hazardous Materials by a Group Company at, in, on or under any Leased Real Property or in connection with a Group Company’s operations off-site of the Leased Real Property. No material Action is pending or, to the knowledge of the Company, threatened with respect to a Group Company’s compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such an Action.

Section 4.23 Absence of Changes. Except as set forth on Section 4.23 of the AARK Schedules, since the Most Recent Balance Sheet Date:

(a) the Group Companies have conducted their business in all material respects in the ordinary course of business;

(b) there has been no Group Company Material Adverse Effect; and

there has been no casualty, loss, damage or destruction of any property that is material to any of the Group Companies and that is not covered by insurance.

Section 4.24 Anti-Corruption Compliance.

(a) Neither the Group Companies, nor to the knowledge of the Company, any of the Group Companies’ respective directors, officers, employees, agents, Representatives or other Persons acting for or on behalf of a Group Company has, in the past three years: (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable anti-bribery or anticorruption (governmental or commercial) laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official or commercial entity to obtain a business advantage; (ii) been in violation of any Anti-Bribery Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting a Group Company, or any agent or any other Person acting for or on behalf of a Group Company, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anti-Bribery Law.

(b) Each Group Company has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c) As of the date of this Agreement, to the knowledge of the Company, there are no current or pending internal investigations, or third-party investigations (including by any Governmental Authority), or internal or external audits, that address any material allegations or information concerning possible violations of the Anti-Bribery Laws related to a Group Company.

Section 4.25 Anti-Money Laundering, Sanctions and International Trade Compliance.

(a) Each Group Company, and to the knowledge of the Company, each of their respective directors, officers, employees, agents, Representatives and other Persons acting on behalf of a Group Company (i) are, and have been for the past three years, in compliance with all applicable Anti-Money Laundering Laws, Sanctions, and International Trade Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for all activities and transactions, including for the import, export, re-export, deemed export, deemed reexport, or transfer required under the International Trade Laws and Sanctions and the provision of financial services required under Anti-Money Laundering Laws. There are and have for the past three years been no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Actions against a Group Company related to any Anti-Money Laundering Laws, Sanctions, or International Trade Laws.

(b) No Group Company or any of their respective directors or officers, nor to the knowledge of the Company, any employees, agents, Representatives or other Persons acting on behalf of a Group Company, (i) is, or has during the past three years, been a Sanctioned Person or a Restricted Person, or (ii) has transacted business directly or indirectly with any Sanctioned Person or Restricted Person or with or in any Sanctioned Jurisdiction, in each case in violation of applicable Sanctions or International Trade Laws.

(c) Each Group Company has in place written policies, procedures, controls, and systems designed to ensure compliance with all applicable Anti-Money Laundering Laws, Sanctions and International Trade Laws.

Section 4.26 Proxy/ Registration Statement. The information supplied by or on behalf of a Group Company for inclusion in the Proxy/Registration Statement or any proxy statement related to a Parent Extension Proposal shall not, at (a) the time the Proxy/Registration Statement or other such proxy statement, as applicable, is filed in accordance with Rule 424(b) and/or pursuant to Section 14A or declared effective, (b) the time the Proxy/Registration Statement, (or any amendment thereof or supplement thereto) or such other proxy statement, as applicable, is first mailed to the Parent Shareholders, (c) the time of the Parent Shareholders’ Meeting, or any meeting of Parent Shareholders to consider a Parent Extension Proposal, as applicable, or (d) the Amalgamation Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.27 Customers and Vendors.

(a) Section 4.27(a) of the AARK Schedules sets forth, as of the date of this Agreement, the top 20 vendors based on the aggregate Dollar value of the Group Companies’ transaction volume with such counterparty during the trailing twelve months for the period ending September 30, 2022 (the “Top Vendors”).

(b) Section 4.27(b) of the AARK Schedules sets forth, as of the date of this Agreement, the top 20 customers based on the aggregate Dollar value of the Group Companies’ transaction volume with such counterparty during the trailing twelve months for the period ending September 30, 2022 (the “Top Customers”).

(c) Except as set forth on Section 4.27(c) of the AARK Schedules, none of the Top Vendors or Top Customers has, as of the date of this Agreement, informed in writing any of the Group Companies, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with a Group Company (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors or Top Customers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against a Group Company or its respective business.

Section 4.28 Government Contracts. Except as set forth on Section 4.28 of the AARK Schedules, no Group Company is party to (a) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between a Group Company, on one hand, and any Governmental Authority, on the other hand, or (b) any subcontract or other Contract by which a Group Company has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services.

Section 4.29 Sufficiency of Assets. Except as would not be expected to be material to the business of the Group Companies, taken as a whole, the tangible and intangible assets owned, licensed or leased by the Group Companies constitute all of the assets reasonably necessary for the continued conduct of the business of the Group Companies as currently conducted after the Amalgamation Effective Time in the ordinary course of business. Following consummation of the Pre-Closing Restructuring, from and after the Amalgamation Effective Time, the Group Companies, taken as a whole, will own or have rights to all of the tangible and intangible assets necessary for the continued conduct of the business of the Group Companies as currently conducted after the Amalgamation Effective Time in the ordinary course of business. The Group Companies, taken as a whole, have sufficient employees to operate the business of the Group Companies as currently conducted.

Section 4.30 Investment Company. No Group Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

Section 4.31 Investigation. Notwithstanding anything contained in this Agreement, each of the Group Companies and the Company Shareholders has made its own investigation of Parent and Amalgamation Sub and acknowledges that none of Parent, Amalgamation Sub or any of their respective equityholders, partners, members and Representatives, including Sponsor and its Affiliates, is making any representation or warranty whatsoever, express or implied, other than those expressly given by Parent and Amalgamation Sub in Article V, as applicable.

Section 4.32 Brokers’ Fees. Except as set forth on Section 4.32 of the AARK Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by a Group Company or any of their Affiliates with respect to which Parent, Amalgamation Sub, the Sole Shareholder or a Group Company has any obligation.

Section 4.33 No Additional Representations or Warranties. Except as provided in Article V (as modified by the Parent Disclosure Schedule), none of Parent, Amalgamation Sub, any of their respective Affiliates, or any of their respective directors, managers, officers, employees, shareholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to AARK, the other Group Companies and their Affiliates (including the Sole Shareholder), and no such Party shall be liable in respect of the accuracy or completeness of any information provided to AARK, the other Group Companies or their Affiliates (including the Sole Shareholder).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND AMALGAMATION SUB

Except as set forth in (a) any Parent SEC Filings filed or submitted on or prior to the date of this Agreement (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact or factual matters, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto), provided that nothing disclosing in such Parent SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Sections 5.8, 5.12 or Section 5.15, (b) the disclosure schedules delivered by Parent and Amalgamation Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), and subject to the terms, conditions and limitations set forth in this Agreement, each of Parent and Amalgamation Sub hereby represents and warrants to AARK as follows:

Section 5.1 Organization. Each of Parent and Amalgamation Sub has been duly incorporated, organized or formed and is validly existing as an exempted company or private company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Parent’s and Amalgamation Sub’s Governing Documents, as amended to the date of this Agreement, previously delivered by Parent and Amalgamation Sub to the Company and AARK, are true, correct and complete. Each of Parent and Amalgamation Sub are duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on Parent and Amalgamation Sub, taken as a whole.

Section 5.2 Due Authorization; Board Approval.

(a) Each of Parent and Amalgamation Sub has all requisite corporate, exempted company or private company power and authority (i) to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and (ii) upon the receipt of the Parent Shareholder Approval and, if necessary, approval of a Parent Extension Proposal, and the approval of Parent, in its capacity as the sole shareholder of Amalgamation Sub, to consummate the Transactions and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement has been, and upon its execution and delivery, and each other Transaction Document to which Parent or Amalgamation Sub is or will be a party have been and shall be, duly authorized, executed and delivered by each of Parent and Amalgamation Sub, as applicable, subject in each case to the Parent Shareholder Approval and the approval of Parent, in its capacity as the sole shareholder of Amalgamation Sub. This Agreement and the other Transaction Documents to which Parent or Amalgamation Sub is a party, as applicable, assuming due authorization, execution and delivery by each Party hereto and thereto, constitute the legal, valid and binding obligation of Parent or Amalgamation Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the Parent Board has duly adopted resolutions (which resolutions have not been modified or rescinded in any way) pursuant to which it has (i) determined that it is advisable for Parent to enter into this Agreement and the other Transaction Documents to which it is a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Amalgamation), and (iii) recommended the adoption and approval of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Amalgamation) by the Parent Shareholders. No other corporate action is required on the part of Parent to enter into this Agreement or the other Transaction Documents to which Parent is a party or to approve the Transactions, other than the Parent Shareholder Approval.

(c) On or prior to the date of this Agreement, the Amalgamation Sub Board has duly adopted resolutions (which resolutions have not been modified or rescinded in any way) pursuant to which it has (i) determined that it is advisable for Amalgamation Sub to enter into this Agreement and the other Transaction Documents to which it is a party, (ii) approved the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Amalgamation), and (iii) recommended the adoption and approval of this Agreement and the other Transaction Documents to which it is a party and the Transactions (including the Amalgamation) by Parent, in its capacity as sole shareholder of Amalgamation Sub. No other corporate action is required on the part of Amalgamation Sub to enter into this Agreement or the other Transaction Documents to which Amalgamation Sub is a party or to approve the Transactions, other than the approval by Parent, in its capacity as the sole shareholder of Amalgamation Sub.

Section 5.3 No Conflict. The execution and delivery of this Agreement by each of Parent and Amalgamation Sub and any other Transaction Documents to which Parent or Amalgamation Sub is or will be a party and, subject to obtaining the Parent Shareholder Approval and the approval of Parent, in its capacity as the sole shareholder of Amalgamation Sub, the consummation of the Transactions do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Parent or Amalgamation Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Parent or Amalgamation Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Parent or Amalgamation Sub is a party or by which Parent or Amalgamation Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Amalgamation Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing does not or would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent to consummate the Transaction.

Section 5.4 Litigation and Proceedings. Except as set forth on Section 5.4 of the Parent Disclosure Schedule, (a) there are no pending or, to the knowledge of Parent, threatened Actions against Parent or Amalgamation Sub or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon Parent or Amalgamation Sub, nor are any properties or assets of Parent or Amalgamation Sub or its respective business bound or subject to any Governmental Order, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent and Amalgamation Sub to enter into this Agreement or consummate the Transactions.

Section 5.5 SEC Filings. Except as set forth in Section 5.5 of the Parent Disclosure Schedule, Parent has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since the consummation of the initial public offering of Parent’s securities, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date of this Agreement, the “Parent SEC Filings”). Each of the Parent SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Amalgamation Effective Time, then on the date of such filing), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Parent SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Amalgamation Effective Time, then on the date of such filing), the Parent SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Filings. To the knowledge of Parent, none of the Parent SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

Section 5.6 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to (i) reasonably ensure that material information relating to Parent is made known to Parent’s management by others within Parent; and (ii) be effective in all material respects to perform the functions for which they were established, including but not limited to the timely alerting of Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which is reasonably sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.

(b) To the knowledge of Parent, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(c) Except as disclosed in the Parent SEC Filings or as otherwise set forth on Section 5.6(c) of the Parent Disclosure Schedule, the financial statements of Parent included in the Parent SEC Filings (i) fairly present in all material respects the financial position of Parent, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Parent have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(d) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Except as disclosed in the Parent SEC Filings or as otherwise set forth on Section 5.6(e) of the Parent Disclosure Schedule, neither Parent nor any director or officer of Parent nor, to the knowledge of Parent, any employee of Parent or Parent’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7 Governmental Authorities; Consents. Assuming the accuracy and completeness of the representations and warranties of the Group Companies contained in Article IV of this Agreement or any other Transaction Document, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority is required on the part of Parent or Amalgamation Sub with respect to Parent’s and Amalgamation Sub’s execution or delivery of this Agreement or any other Transaction Documents to which Parent or Amalgamation Sub is or will be a party or the consummation of the Transactions, except (a) as otherwise disclosed on Section 5.7 of the Parent Disclosure Schedule, (b) for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on the ability of Parent or Amalgamation Sub to enter into and perform its respective obligations under this Agreement or any other Transaction Document to which Parent or Amalgamation Sub is or will be a party, (c) the filing of the Proxy/Registration Statement with the SEC, and (d) the filing of the Amalgamation Proposal with ACRA and the issuance of the notice of amalgamation by ACRA in respect of the Amalgamation, each in accordance with the Singapore Companies Act.

Section 5.8 Trust Account. As of the date of this Agreement, Parent has at least $232,300,000 in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of October 19, 2021, between Parent and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Parent holding Parent Ordinary Shares initially sold in Parent’s initial public offering who shall have elected to redeem their Parent Ordinary Shares pursuant to Parent’s Governing Documents) to any portion of the proceeds in the Trust Account. Prior to the Amalgamation Effective Time, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Parent Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Parent, threatened with respect to the Trust Account. Parent has performed all material obligations required to be performed by it to date under, and is not in default, in breach or delinquent in performance or any other respect (to the knowledge of Parent, claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Amalgamation Effective Time, the obligations of Parent to dissolve or liquidate pursuant to Parent’s Governing Documents shall terminate, and as of the Amalgamation Effective Time, Parent shall have no obligation whatsoever pursuant to Parent’s Governing Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the Transactions (other than use of the funds in the Trust Account for Parent Share Redemptions). To the knowledge of Parent, as of the date of this Agreement, following the Amalgamation Effective Time, no Parent Shareholder shall be entitled to receive any amount in the Trust Account except to the extent such Parent Shareholder has exercised a Parent Share Redemption. As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Group Companies contained herein and the compliance by the Group Companies with their obligations hereunder, Parent does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent prior to the Amalgamation Effective Time (other than use of the funds in the Trust Account for Parent Share Redemptions).

Section 5.9 Investment Company Act; JOBS Act. Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Parent constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10 Absence of Changes. Since their respective dates of formation, (a) there has not been any event or occurrence that has, or would reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Amalgamation Sub to consummate the Transactions and (b) except as set forth in Section 5.10 of the Parent Disclosure Schedule, Parent and Amalgamation Sub have each, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.

Section 5.11 Undisclosed Liabilities. Except for any Parent Transaction Expenses, there is no liability, debt or obligation of or claim or judgment against Parent or Amalgamation Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts and obligations (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Parent SEC Filings, (b) that have arisen since the Most Recent Balance Sheet Date in the ordinary course of business, consistent with past practice, of Parent (none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation), or (c) which would not be, or would not reasonably be expected to be, material to the business of Parent.

Section 5.12 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists of (i) 500,000,000 Parent Class A Ordinary Shares of par value $0.0001 per share, 23,000,000 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 Parent Class B Ordinary Shares of par value $0.0001 per share, of which 5,750,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preferred shares of par value $0.0001 per share, of which no shares are issued and outstanding as of the date of this Agreement. Clauses (i) and (ii) of the foregoing sentence represent all of the issued and outstanding Parent Ordinary Shares as of the date of this Agreement. All issued and outstanding Parent Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Parent’s Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Parent’s Governing Documents or any Contract to which Parent is a party or otherwise bound.

(b) As of the date of this Agreement, 8,900,000 Parent Warrants are issued and outstanding. The Parent Warrants are not exercisable until 30 days after the closing of a Business Combination. All outstanding Parent Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Parent’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Parent’s Governing Documents or any Contract to which Parent is a party or otherwise bound. Except for the Parent’s Governing Documents and this Agreement, there are no outstanding Contracts of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any other Equity Securities of Parent.

(c) Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other Transaction Documents, Parent has not granted any outstanding options, warrants, rights or other securities convertible, exercisable or exchangeable for Parent Ordinary Shares or any other Equity Securities of Parent, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Parent Ordinary Shares or the value of which is determined by reference to the Parent Ordinary Shares, and there are no Contracts of any kind which may obligate Parent to issue, purchase, redeem or otherwise acquire any Parent Ordinary Shares or any other Equity Securities of Parent.

(d) Other than Amalgamation Sub, Parent has no Subsidiaries, and does not otherwise own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Other than the Transaction Documents, Parent is not a party to any Contract that obligates Parent to invest money in, loan money to or make any capital contribution to any other Person.

(e) As of the date of this Agreement, Amalgamation Sub has an issued and paid up share capital of SGD 1.00 comprising one ordinary share, which ordinary share is issued and outstanding.

Section 5.13 Brokers’ Fees. Except for fees described in Section 5.13 of the Parent Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Parent or any of its Affiliates.

Section 5.14 Indebtedness. Section 5.14 of the Parent Disclosure Schedule sets forth the amount of all of the outstanding Indebtedness of Parent and Amalgamation Sub, including the identify of any obligor and/or guarantor, the aggregate principal and interest owed in respect thereof and, if applicable, the maturity of each such instrument, as of the date that is one date prior to the date of this Agreement.

Section 5.15 Taxes.

(a) All income Tax and other material Tax Returns required to be filed by or with respect to Parent have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid.

(b) Parent has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c) There are no Liens for any material amounts of Taxes (other than Permitted Liens) upon the property or assets of Parent.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted in writing or assessed by any Governmental Authority against Parent that remains unresolved or unpaid.

(e) There is no Tax audit or other examination of Parent presently in progress with respect to any material Taxes, nor has Parent been notified in writing of any request or threat for such an audit or other examination that remains unresolved, and there are no waivers, extensions or written requests for any waivers or extensions of any statute of limitations (other than an extension arising as a result of obtaining an extension of time to file a Tax Return) currently in effect with respect to any material Taxes of Parent.

(f) Parent has not made a request for or entered into a closing agreement, private letter ruling, advance tax ruling or similar agreement with any Governmental Authority with respect to Taxes, which agreement or ruling would be effective after the Amalgamation Effective Time.

(g) Parent is not a party to any Tax indemnification, Tax sharing, Tax allocation or similar Tax agreement that will be binding on Parent with respect to any period following the Amalgamation Effective Time, other than any customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes.

(h) Parent has not been a party to any transaction treated by the parties as a distribution of stock qualifying, or purported to qualify, for the Tax-free treatment governed in whole or in part under Section 355 or Section 361 of the Code (or any similar provision of U.S. state, local or non-U.S. Tax Law) within the three-year period ending on the date of this Agreement.

(i) Parent (i) is not liable for Taxes of any other Person under Treasury Regulation Section 1.1502-6 or any similar provision of U.S. state, local or non-U.S. Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) and (ii) has not been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, U.S. state, local or non-U.S. income Tax Law purposes.

(j) Within the five-year period ending on the date of this Agreement, no claim has been made by any Governmental Authority where Parent does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k) Parent has not participated in any “listed transaction” within the meaning of such terms under Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(b)(2).

(l) Parent will not be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) ending after the Amalgamation Effective Time as a result of: (i) any change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Amalgamation Effective Time; or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax Law) executed on or prior to the Amalgamation Effective Time.

Section 5.16 Absence of Changes.

(a) Since its date of formation, Parent has not conducted any business activities other than activities related to Parent’s initial public offering or directed toward the accomplishment of a Business Combination. Since its date of formation, Amalgamation Sub has not conducted any activities other than its formation and activities related to this Agreement, the other Transaction Documents to which it is a party and the Transactions. At the Amalgamation Effective Time, Amalgamation Sub will not have any assets, liabilities or obligations of any nature or any Tax attributes, other than (a) those set forth under its Governing Documents (including its costs of formation), and (b) pursuant to this Agreement, the Transaction Documents, and the Transactions. Except as set forth in Parent’s and Amalgamation Sub’s Governing Documents or as otherwise contemplated by this Agreement or the other Transaction Documents, and the Transactions, there is no Contract or Governmental Order binding upon Parent or Amalgamation Sub or to which Parent or Amalgamation Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Parent or Amalgamation Sub or any acquisition of property by Parent or Amalgamation Sub or the conduct of business by Parent or Amalgamation Sub as currently conducted or as contemplated to be conducted as of the Amalgamation Effective Time, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Parent or Amalgamation Sub.

(b) Except for this Agreement and the other Transaction Documents and the Transactions, Parent and Amalgamation Sub do not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the other Transaction Documents and the Transactions, Parent and Amalgamation Sub have no material interests, rights, obligations or liabilities with respect to, and are not party to or bound by, and do not have its respective assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c) Except for this Agreement and the other Transaction Documents to which Parent or Amalgamation Sub is party and the Transactions (including with respect to Parent Transaction Expenses) and contracts with the underwriters of Parent’s initial public offering, Parent and Amalgamation Sub are not party to any Contract with any other Person that would require payments by Parent or Amalgamation Sub, respectively, after the date of this Agreement.

Section 5.17 Nasdaq Stock Market Quotation. The Parent Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “WWAC”. Parent is in compliance in all material respects with the rules of Nasdaq and there is no Action or proceeding pending or, to the knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Class A Ordinary Shares or terminate the listing of Parent Class A Ordinary Shares on Nasdaq. Neither Parent nor any of its Affiliates or Representatives has taken any action to terminate the registration of the Parent Class A Ordinary Shares under the Exchange Act except as expressly contemplated by this Agreement or any other Transaction Document.

Section 5.18 Proxy/Registration Statement. The information supplied by or on behalf of Parent for inclusion in the Proxy/Registration Statement or in any proxy statement related to a Parent Extension Proposal shall not, at (a) the time the Proxy/Registration Statement or other such proxy statement, as applicable, is filed in accordance with Rule 424(b) and/or pursuant to Section 14A or declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto), or other such proxy statement, as applicable, is first mailed to the Parent Shareholders, (c) the time of the Parent Shareholders’ Meeting, or meeting of Parent Shareholders to consider a Parent Extension Proposal, as applicable, or (d) the Amalgamation Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.19 Subscription Agreements. Each Subscription Agreement will be, upon execution thereof, a legal, valid and binding obligation of Parent and each PIPE Investor relating to any Subscription Agreement. The Subscription Agreements will contain all of the conditions precedent to the obligations of the PIPE Investors to contribute to Parent the applicable portion of investment amount thereunder on the terms therein.

Section 5.20 No Outside Reliance. Notwithstanding anything contained in this Agreement, each of Parent, Amalgamation Sub and any of their respective directors, managers, officers, employees, equityholders, partners, members or Representatives acknowledge and agree that each of Parent and Amalgamation Sub have made their own investigation of the Group Companies and acknowledge that neither the Group Companies nor any of their respective Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, other than those expressly given by the Group Companies in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Group Companies. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the AARK Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Parent or its Representatives) or reviewed by Parent pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Parent or any of its Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Group Companies, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Parent and Amalgamation Sub understand and agree that any assets, properties and business of the Group Companies are furnished “as is”, “where is” and subject to and except as otherwise provided in this Agreement, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.21 No Additional Representation or Warranties. Except as set forth in Article IV (as modified by the AARK Schedules), neither the Group Companies, nor any of their respective Affiliates, nor any of their respective directors, commissioners, managers, officers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Parent or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Parent or its Affiliates.

ARTICLE VI

COVENANTS OF THE GROUP COMPANIES

Section 6.1 Group Company Conduct of Business. From the date of this Agreement through the earlier of the Amalgamation Effective Time or valid termination of this Agreement pursuant to Article XI (the “Interim Period”), each of the Group Companies shall, and each shall cause its Subsidiaries to, except (i) as otherwise explicitly contemplated by this Agreement (including the Pre-Closing Restructuring and the AARK Stock Split) or the other Transaction Documents, (ii) as required by Law or (iii) as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (A) use reasonable best efforts to operate its business in the ordinary course consistent with past practice; and (B) comply in all material respects with its Governing Documents. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the AARK Schedules or as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), AARK shall not, and shall cause each of the other Group Companies not to, except as otherwise contemplated by this Agreement or the other Transaction Documents or required by Law:

(a) change or amend its Governing Documents, except in connection with AARK Stock Split;

(b) make, declare, set aside or pay any dividend or distribution (whether in cash, stock or property) to its shareholders or make any other distributions in respect of any of its Equity Securities, except in connection with AARK Stock Split;

(c) (i) split, combine, reclassify, subdivide, recapitalize or otherwise amend any terms of any shares or series of its Equity Securities, except in connection with AARK Stock Split, or (ii) amend any term or alter any rights of any of its outstanding Equity Securities;

(d) purchase, repurchase, redeem or otherwise acquire any of its or its Subsidiaries’ issued and outstanding share capital or outstanding Equity Securities;

(e) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Material Contract other than (i) in the ordinary course of business consistent with past practice or as required by Law or (ii) in connection with the payment or discharge of obligations to creditors of the Company in furtherance of the consummation of the Transactions;

(f) sell, assign, transfer, convey, lease, exclusively license or otherwise dispose of any of its material tangible assets or properties, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among it and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;

(g) except as otherwise required by Law, (i) grant any equity or equity based awards or other severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee in the ordinary course of business consistent with past practice and pursuant to existing Company Incentive Plans as in effect on the date of this Agreement, (ii) make any change in its key management structure, including the hiring of additional officers (other than such hiring in the ordinary course of business consistent with past practice) or the termination of existing officers, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the cash compensation or bonus opportunity of any officer or director except in the ordinary course of business consistent with past practice and pursuant to existing Company Benefit Plans as in effect on the date of this Agreement, (v) establish any trust or take any other action to secure the payment of any compensation payable by it or its Subsidiaries or (vi) except in the ordinary course of business consistent with past practice, take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by it or any of its Subsidiaries;

(h) (i) acquire (whether by merger, consolidation, amalgamation, scheme or similar transaction, purchase of securities of or otherwise) any corporation, partnership, association, joint venture or other business organization or division thereof; or (ii) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, contributions to capital, or loans or advances;

(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities or otherwise incur, assume or guarantee or otherwise become liable for any Indebtedness, except in a principal amount not exceeding $200,000;

(j) except in the ordinary course of business consistent with past practice or as required by applicable Law, (i) make or change any material election in respect of Taxes, (ii) amend, modify or otherwise change any filed Tax Return, (iii) adopt or request permission of any Governmental Authority to change any accounting method in respect of Taxes, (iv) enter into any closing agreement in respect of Taxes executed on or prior to the Amalgamation Effective Time or enter into any Tax sharing or similar agreement (other than (x) any such agreement solely between it and another Group Company or (y) any customary commercial contracts not primarily related to Taxes), (v) settle any claim or assessment in respect of Taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or with respect to any Tax attribute that would give rise to any claim or assessment of Taxes;

(k) issue any shares of its share capital or Equity Securities or securities exercisable for or convertible or exchangeable into its shares or other Equity Securities;

(l) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than the Pre-Closing Restructuring and the AARK Stock Split);

(m) waive, release, settle, compromise or otherwise resolve any Action, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $150,000 in the aggregate;

(n) grant to, or agree to grant to, any Person rights to any Intellectual Property or software that is material to its business or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to its business, except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case if domain names, applicable registration period);

(o) make or commit to make capital expenditures that in aggregate exceed $75,000 in excess of its annual capital expenditure budget for periods following the date of this Agreement made available to Parent;

(p) manage its working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(q) terminate without replacement, or fail to use reasonable efforts to maintain any License material to the conduct of its business;

(r) waive the restrictive covenant obligations of any current or former employee;

(s) (i) limit its rights to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of its business;

(t) terminate without replacement or amend in a manner materially adverse to the Group Companies, taken as a whole, any insurance policy insuring any risks of the business of the Group Companies;

(u) make any material change in its accounting principles or methods unless required by IFRS or Indian GAAP, as applicable, or applicable Law or, to the extent applicable, applicable local accounting standards;

(v) take any action that is reasonably likely to prevent, delay or impede the consummation of the Transactions; or

(w) enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to any of the Group Companies by third parties that may be in such Group Company’s possession from time to time, and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable Law, each Group Company shall afford to Parent, Amalgamation Sub and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Group Companies, to their respective properties, books, Contracts, Tax Returns, legal proceedings, commitments, records and appropriate officers and employees of the Group Companies, and shall furnish such representatives with financial and operating data and other information concerning the affairs of the Group Companies that are in the possession or control of the such Group Company as such representatives may reasonably request, for the purposes of and in connection with the Transactions. All information obtained by Parent, Amalgamation Sub or their respective Representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement; provided that nothing therein shall prohibit or limit Parent, Amalgamation Sub and their respective Representatives from disclosing any such information to its actual or potential financing sources to the extent permitted by the Confidentiality Agreement.

Section 6.3 Preparation and Delivery of Additional Group Company Financial Statements.

(a) As promptly as reasonably practicable following the date of this Agreement (but in any event within 45 Business Days after the date of this Agreement), the Company shall deliver to Parent (i) an audited consolidated statement of financial positions and consolidated statements of comprehensive income, changes in equity and cash flows of the Company and its Subsidiaries as of and for the years ended March 31, 2022 and March 31, 2021, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “PCAOB Company Financial Statements”) and (ii) pro forma financial statements in respect of the Company and its Subsidiaries as of and for the year ended March 31, 2021, which comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Pro Forma Company Financial Statements”, together with the PCAOB Company Financial Statements, the “Updated Company Financial Statements”).

(b) As promptly as reasonably practicable following the date of this Agreement (but in any event within 45 Business Days after the date of this Agreement), AARK shall deliver to Parent (i) an audited consolidated carve-out statement of financial positions and consolidated carve-out statements of comprehensive income and cash flows of the AARK Business as of and for the years ended March 31, 2022 and March 31, 2021, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “PCAOB AARK Financial Statements”) and (ii) pro forma financial statements in respect of the AARK Business as of and for the year ended March 31, 2021, which comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Pro Forma AARK Financial Statements”, together with the PCAOB AARK Financial Statements, the “Updated AARK Financial Statements”).

(c) Upon delivery of the Updated Company Financial Statements, such financial statements (other than the Pro Forma Company Financial Statements) shall (i) be deemed to be included in “Audited Company Financial Statements” for the purposes of this Agreement and the representations and warranties set forth in Section 4.8 (other than Section 4.8(c)) shall be deemed to apply to such Audited Company Financial Statements mutatis mutandis with the same force and effect as if the Updated Company Financial Statements (other than the Pro Forma Company Financial Statements) were delivered prior to the date of this Agreement; and (ii) the Pro Forma Company Financial Statements shall be deemed to be included in the representations and warranties set forth in Section 4.8(c).

(d) Upon delivery of the Updated AARK Financial Statements, such financial statements (other than the Pro Forma AARK Financial Statements) shall (i) be deemed to be included in “Audited AARK Financial Statements” for the purposes of this Agreement and the representations and warranties set forth in Section 4.8 (other than Section 4.8(f)) shall be deemed to apply to such Audited AARK Financial Statements mutatis mutandis with the same force and effect as if the Updated AARK Financial Statements (other than the Pro Forma AARK Financial Statements) were delivered prior to the date of this Agreement; and (ii) the Pro Forma AARK Financial Statements shall be deemed to be included in the representations and warranties set forth in Section 4.8(f).

(e) If the Proxy/Registration Statement has not been declared effective by the SEC on or prior to May 15, 2023, then each of the Company and AARK shall provide to Parent as promptly as practicable following the end of any fiscal quarter (but in any event within 30 days following the end of any fiscal quarter other than the fourth quarter, which shall be 60 days) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, statement of changes in shareholders’ deficit and cash flows of the Company and its Subsidiaries or the AARK Business, as applicable, as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, that is required to be included in the Proxy/Registration Statement and any other filings to be made by Parent with the SEC in connection with the Transactions.

(f) Each of the Sole Shareholder, AARK, Amalgamation Sub and Parent shall, and AARK shall cause the other Group Companies to, use its reasonable best efforts to (i) assist the other, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Group Companies, the Sole Shareholder, Amalgamation Sub or Parent, in preparing in a timely manner other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by Parent with the SEC in connection with the Transactions, and (ii) to obtain the consent of its auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.

Section 6.4 Related Party Agreements. Except for those agreements and relationships set forth on Section 6.4 of the AARK Schedules, all Related Party Agreements shall be terminated or settled at or prior to the Amalgamation Effective Time without further liability to Parent, Amalgamation Sub or any of the Group Companies.

Section 6.5 Exchange Listing. During the Interim Period, the Sole Shareholder and AARK shall, and shall cause each other Group Company to, provide all reasonable assistance reasonably required by Parent in order for Parent to cause the Parent Class A Ordinary Shares to be issued in connection with the Transactions to be approved for listing on the Nasdaq Global Market or the Nasdaq Capital Market (“Nasdaq”) and accepted for clearance by the DTC, subject to official notice of issuance, prior to the Amalgamation Effective Time.

Section 6.6 Notice of Developments. During the Interim Period, AARK shall promptly (and in any event prior to the Amalgamation Effective Time) notify Parent and Amalgamation Sub in writing, upon any of the Sole Shareholder or the Group Companies becoming aware (awareness being determined with reference to the knowledge of the Company) of: (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any Party to effect the Transactions not to be satisfied; (b) any breach of a representation or warranty in Article IV; or (c) any notice or other communication from any Governmental Authority which is reasonably likely, individually or in the aggregate, to have a material adverse effect on the ability of the Parties to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 6.6 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, Parent or Amalgamation Sub.

Section 6.7 No Trading. Each of AARK (on behalf of the other Group Companies) and the Sole Shareholder acknowledges and agrees, that it or he is aware, and that its Affiliates have been made aware of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Each of AARK (on behalf of the Group Companies) and the Sole Shareholder agrees that it or he shall not and shall cause its Affiliates, if applicable, not to purchase or sell any Equity Securities of Parent in violation of such Laws.

Section 6.8 Consents.

(a) Within 24 hours of the date of this Agreement, AARK shall cause the Company to deliver the Written Consent to Parent in accordance with applicable Law.

(b) Within 24 hours of the date of this Agreement, AARK shall deliver the Sole Shareholder Consent to Parent. Without limiting the foregoing, the Sole Shareholder shall exercise his rights as the sole shareholder of AARK in so far as he is able to cause AARK to approve the Amalgamation Proposal, including by voting in favor of the Amalgamation Proposal.

Section 6.9 Tax Matters.

(a) The Group Companies shall obtain from a Big Four Accounting Firm an opinion on Tax issues related to the Transactions (collectively, the “Big Four Opinion”), together with a reliance letter benefitting Parent to be signed and agreed to by the Big Four Accounting Firm in respect of the Big Four Opinion as of the Amalgamation Effective Time (the “Reliance Letter”) as further set forth in Section 6.9(a) of the AARK Schedules.

(b) Prior to Closing, to the reasonable satisfaction of Parent, the Company shall cause its subsidiary to complete tax matters set forth in Section 6.9(b) of the AARK Schedules.

ARTICLE VII

COVENANTS OF PARENT AND AMALGAMATION SUB

Section 7.1 Nasdaq Listing.

(a) From the date of this Agreement through the Amalgamation Effective Time, Parent shall use its reasonable best efforts to ensure the Parent Class A Ordinary Shares remain listed on Nasdaq.

(b) Prior to the Amalgamation Effective Time, Parent shall apply for, and shall use its reasonable best efforts to cause, the Parent Class A Ordinary Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by the DTC, subject only to official notice of issuance.

Section 7.2 Conduct of Business. During the Interim Period, each of Parent and Amalgamation Sub shall, except (i) as otherwise explicitly contemplated by this Agreement or the other Transaction Documents, (ii) as required by Law, (iii) as consented to by AARK in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or as necessary to seek and (if approved) give effect to a Parent Extension Proposal or (iv) as set forth in Section 7.2 of the Parent Disclosure Schedule, (A) use reasonable best efforts to operate its business in the ordinary course consistent with past practice; and (B) comply in all material respects with its Governing Documents. Without limiting the generality of the foregoing, except as set forth in Section 7.2 of the Parent Disclosure Schedule or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Parent and Amalgamation Sub shall not, except as otherwise contemplated by this Agreement or the other Transaction Documents or as required by Law:

(a) change, modify or amend the Trust Agreement (in the case of Parent only) or its Governing Documents, or seek any approval from its shareholders to do so, except as contemplated by the Transaction Proposals;

(b) merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other Person or be acquired by any other Person;

(c) (i) make, declare, set aside or pay any dividend or distribution (whether in cash, stock or property) to its shareholders or make any other distributions in respect of any of its Equity Securities, (ii) split, combine, reclassify, subdivide or otherwise amend any terms of its Equity Securities, or (iii) purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding Equity Securities, other than, in the case of Parent only, redemptions of Parent Class A Ordinary Shares made as part of the Parent Share Redemptions;

(d) except in the ordinary course of business consistent with past practice or as required by applicable Law, (i) make or change any material election in respect of material Taxes, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any Tax authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement (other than customary commercial Contracts not primarily related to Taxes), (v) settle any claim or assessment in respect of material Taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or with respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(e) other than as expressly required by the Sponsor Support Agreement or any other Transaction Document, enter into, renew or amend in any material respect, any Contract with Sponsor or an Affiliate of Parent (including (i) any Person in which the Sponsor has a direct or indirect legal or beneficial ownership interest of five percent (5%) or greater and (ii) any Person who has a direct or indirect legal or beneficial ownership interest of five percent (5%) or greater in the Sponsor);

(f) incur, guarantee or otherwise become liable for any Indebtedness, other than (i) liabilities incurred in the ordinary course of business and in an amount, individually or in the aggregate, not to exceed $100,000 and (ii) any Parent Transaction Expenses;

(g) (A) issue any Equity Securities or securities exercisable for or convertible into Equity Securities (other than, in the case of Parent only, issuances of new Parent Warrants issued to Sponsor in respect of the capitalization of any Working Capital Loans or issuances of Parent Ordinary Shares issuable upon, or subject to, the exercise or settlement of the Parent Warrants), (B) grant any options, warrants or other equity-based awards with respect to any Equity Securities not outstanding on the date of this Agreement, or (C) in the case of Parent, other than pursuant to the Transaction Documents, amend, modify or waive any of the terms or rights set forth in any Parent Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(h) make any change in its accounting principles or methods unless required by GAAP;

(i) form any Subsidiary;

(j) liquidate, dissolve, reorganize or otherwise wind-up its business and operations;

(k) terminate without replacement, or fail to use reasonable efforts to maintain any License material to the conduct of its business;

(l) waive the restrictive covenant obligations of any current or former employee; or

(m) enter into any agreement to do any action prohibited under this Section 7.2.

Section 7.3 Parent Public Filings. From the date of this Agreement through the Amalgamation Effective Time, Parent will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.4 Section 16 Matters. Prior to the Amalgamation Effective Time, Parent shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of Parent Class A Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may become a “covered person” of Parent (including by virtue of being deemed a director by deputization) for purposes of Section 16 of the Exchange Act, to be an exempt transaction for purposes of Section 16 of the Exchange Act.

Section 7.5 Trust Account Proceeds and Related Available Equity. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Amalgamation Effective Time, Parent shall (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to pay (1) as and when due all amounts payable to Parent Shareholders pursuant to the Parent Share Redemptions, and (2) all remaining amounts then available in the Trust Account to the Amalgamated Company for immediate use, subject to this Agreement and the Trust Agreement, and (b) thereafter, the Trust Agreement shall terminate, except as otherwise provided therein.

Section 7.6 Amalgamation Proposal. Within 24 hours of the date of this Agreement, Parent shall deliver to AARK its consent, as sole shareholder of Amalgamation Sub, approving the Amalgamation. Without limiting the foregoing, Parent shall exercise its rights as the sole shareholder of Amalgamation Sub in so far as it is able to cause Amalgamation Sub to approve the Amalgamation Proposal, including by voting in favor of the Amalgamation Proposal.

ARTICLE VIII

JOINT COVENANTS

Section 8.1 Regulatory Approvals; Other Filings.

(a) Each of the Parties shall use its reasonable best efforts to cooperate in good faith with any Governmental Authority and use its reasonable best efforts to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in connection with the Transactions (the “Regulatory Approvals”) as promptly as reasonably practicable and any and all actions necessary to consummate the Transactions as contemplated hereby; provided, that notwithstanding anything in this Agreement to the contrary, nothing in this Section 8.1(a) or any other provision of this Agreement shall require or obligate Parent or any other Person to take any actions with respect to Parent’s Affiliates (other than Amalgamation Sub), Sponsor or their respective Affiliates (other than Amalgamation Sub). Without limiting the generality of the foregoing, each of the Parties will as promptly as reasonably practicable after execution of this Agreement (but in no event later than ten Business Days after the date of this Agreement, which such ten Business Day period shall not apply to the filing of the Amalgamation Documents with ACRA) make all filings or submissions as may be required to obtain the Regulatory Approvals including supplying any information or documentation that may be requested by Governmental Authorities in connection therewith. Each of the Parties shall use its reasonable best efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as reasonably possible after the execution of this Agreement.

(b) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Parties shall (and, to the extent required, shall cause its controlled Affiliates to): (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate in good faith with each other in the defense of such matters. To the extent not prohibited by applicable Law, each of the Parties shall (and shall cause its controlled Affiliates to) promptly furnish the other Parties, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the Transactions, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the Transactions; provided, that none of the Parties shall extend any waiting period or comparable period or enter into any agreement with any Governmental Authority without the written consent of the other Parties. To the extent not prohibited by applicable Law, each of the Parties agrees to provide the other Parties and their counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions.

(c) No Party shall take, and AARK shall not permit any other Group Company to take, any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any of the aforementioned filings. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other Governmental Order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

(d) Subject to Section 12.6, AARK or the Company, on the one hand, and Parent, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and other related fees in connection with the Regulatory Approvals.

Section 8.2 Exclusivity.

(a) During the Interim Period, and in all cases subject to Section 6.1, each of the Group Companies, the Sole Shareholder, and the Company Shareholders shall not, and each shall cause its Representatives and Subsidiaries, if applicable, not to, directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than Parent and Sponsor (and their respective Representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or could reasonably be expected to lead to, a Competing Transaction; (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; (iii) furnish (including through any virtual dataroom) any information relating to the Group Companies or any of their respective assets or businesses, or afford access to the assets, business, properties, books or records of the Group Companies to a Competing Buyer, for the purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a Competing Transaction; (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction; (v) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Competing Transaction, or publicly announce an intention to do so; or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. AARK shall, and shall cause its Affiliates (including the other Group Companies, the Sole Shareholder and their and its respective Affiliates), the Company Shareholders and Representatives acting on its behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Transaction. The Parties agree that any violation of the restrictions set forth in this Section 8.2(a) by any of AARK, its Affiliates (including the other Group Companies, the Sole Shareholder or any of their or its respective Affiliates) or any of their respective Representatives shall be deemed to be a breach of this Section 8.2(a) by AARK.

(b) During the Interim Period, and in all cases subject to Section 7.2, each of Parent and Amalgamation Sub shall not, and shall direct its Representatives not to, directly or indirectly: (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving Parent, Amalgamation Sub and any other corporation, partnership or other business organization other than the Company and its Subsidiaries (a “Parent Competing Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Parent Competing Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Parent Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Parent Competing Transaction or (iv) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of Parent and Amalgamation Sub shall, and shall direct their respective controlled Affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Competing Transaction. The Parties agree that any violation of the restrictions set forth in this Section 8.2(b) by Parent, Amalgamation Sub or their respective controlled Affiliates or Representatives shall be deemed to be a breach of this Section 8.2(b) by Parent or Amalgamation Sub, as applicable.

Section 8.3 Parent Extension Proposals. The Parties acknowledge and agree that the Parent Extension Proposal will be timely submitted to the Parent Shareholders for approval. AARK and Parent will cooperate with one another with the preparation, filing and mailing of proxy materials to be sent to Parent Shareholders seeking approval of such Parent Extension Proposal.

Section 8.4 Communications; Preparation of Proxy/Registration Statement; Parent Shareholders’ Meeting and Approvals.

(a) Communications. The Parties shall cooperate in good faith with respect to the prompt preparation of, and, as promptly as practicable following the execution of this Agreement (but in any event within four Business Days thereafter), Parent shall file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”). The Parties shall mutually agree upon, and as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) Proxy/Registration Statement and Prospectus.

(i) As promptly as reasonably practicable after the execution of this Agreement, the Parties shall prepare, and Parent shall file with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including a proxy statement, the “Proxy/Registration Statement”) among other things, registering the Parent Class A Ordinary Shares issuable to the Parent Shareholders pursuant to this Agreement and relating to the Parent Shareholders’ Meeting to approve and adopt: (A) this Agreement, the other Transaction Documents, and the Business Combination; (B) the Parent A&R Articles; (C) the issuance of Parent Class A Ordinary Shares and Parent Class V Ordinary Share in connection with the Transactions as required by Nasdaq; (D) Parent to be renamed “Aeries Technology, Inc.”; (E) the New ESOP; (F) the adjournment of the Parent Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing or any proposal in (G); and (H) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and any other proposals as reasonably agreed by the Parties to be necessary or appropriate in connection with the Transactions (such proposals in (A) through (H), collectively, the “Transaction Proposals”).

(ii) The Parties shall (and AARK shall cause each of the other Group Companies to) each use its reasonable best efforts to (A) cause the Proxy/Registration Statement when filed with the SEC to comply in all material respects with all applicable Laws and rules and regulations promulgated by the SEC, (B) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (C) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (D) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Parties shall (and AARK shall cause each of the other Group Companies to) use its reasonable best efforts to take all or any action required under any applicable federal or state securities Laws in connection with the issuance of Parent Class A Ordinary Shares and Parent Class V Ordinary Share pursuant to this Agreement. Each of the Parties also agrees to (and AARK shall cause each of the other Group Companies to) use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the Transactions, and each Party shall furnish all information concerning such Party and its Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action.

(iii) Each Party shall furnish to the other Parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of a Party or his or its Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions.

(iv) Subject to Section 12.6, AARK or the Company, on the one hand, and Parent, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees.

(v) Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by the Parties. Parent will advise AARK, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of any Parent Class A Ordinary Shares or Parent Class V Ordinary Share to be issued or issuable in connection with this Agreement (or upon exercise of any Parent Warrants) for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide AARK with a reasonable opportunity to provide comments and amendments to any such filing. The Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(vi) Each of the Parties shall ensure that none of the information supplied by such Party or on such Party’s behalf for inclusion or incorporation by reference in (A) the Proxy/Registration Statement will, at the time the Proxy/Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) the Proxy/Registration Statement will, at the date it is first mailed to the Parent Shareholders and at the time of the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (C) any document submitted to any other Governmental Authority or any announcement or public statement regarding the Transactions (including the Signing Press Release) will, at the time such information is filed, submitted or made publicly available, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(vii) If at any time prior to the Amalgamation Effective Time a Party becomes aware that any information relating to such Party or any of its Subsidiaries, Affiliates, directors or officers set forth in the Proxy/ Registration Statement is required to be amended, so that the Proxy/Registration Statement would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing and/or correcting such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Parent Shareholders.

(c) Parent Shareholder Approval.

(i) After the Proxy/Registration Statement is declared effective under the Securities Act, Parent shall (A) as promptly as reasonably practicable, mail the Proxy/Registration Statement to the Parent Shareholders (which shall set forth a record date for, duly call and give notice of a meeting of the Parent Shareholders (including any adjournment or postponement thereof, the “Parent Shareholders’ Meeting”)) and (B) no later than 30 Business Days after the mailing of the Proxy/Registration Statement to the Parent Shareholders, or such other date as may be agreed by Parent and the Company, acting reasonably, hold such Parent Shareholders’ Meeting for the purpose of voting on the Transaction Proposals, obtaining the Parent Shareholder Approval (including, if necessary, any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), and providing Parent Shareholders with the opportunity to elect to effect a Parent Share Redemption and such other matters as may be mutually agreed by Parent and AARK.

(ii) Parent will use its reasonable best efforts to (A) solicit from the Parent Shareholders proxies in favor of the adoption of the Transaction Proposals, including the Parent Shareholder Approval, and (B) obtain the vote or consent of the Parent Shareholders required by and in compliance with all applicable Law, Nasdaq rules and Parent’s Initial Articles. Parent (x) shall consult with AARK regarding the record date and the date of the Parent Shareholders’ Meeting, and (y) shall not adjourn or postpone the Parent Shareholders’ Meeting without the prior written consent of AARK (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that Parent may adjourn or postpone (as applicable) the Parent Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Proxy/Registration Statement that Parent reasonably determines is necessary to comply with applicable Laws is provided to the Parent Shareholders in advance of a vote on the adoption of this Agreement, (2) if, as of the time that the Parent Shareholders’ Meeting is originally scheduled, there are insufficient Parent Ordinary Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Shareholders’ Meeting, or (3) if, as of the time that the Parent Shareholders’ Meeting is originally scheduled adjournment of the Parent Shareholders’ Meeting is necessary to enable Parent to solicit additional proxies required to obtain Parent Shareholders Approval; provided, further, that Parent may adjourn on one or more occasions without the consent of AARK so long as the date of the Parent Shareholders’ Meeting is not adjourned or postponed more than an aggregate of 30 consecutive calendar days in connection with such adjournment or postponement.

(iii) The Proxy/Registration Statement shall include a statement to the effect that the Parent Board has unanimously recommended that the Parent Shareholders vote in favor of the Transaction Proposals at the Parent Shareholders’ Meeting (such statement, the “Parent Board Recommendation”) and neither the Parent Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Parent Board Recommendation (a “Change in Recommendation”); provided, that the Parent Board may make a Change in Recommendation prior to receipt of the Parent Shareholder Approval if it determines in good faith that it is required to do so in order to comply with the directors’ fiduciary duties under applicable Laws.

Section 8.5 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, each Party shall, and AARK shall cause the other Group Companies and the Sole Shareholder to, (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any Party or its respective Affiliates, as applicable, are required to obtain in order to consummate the Transactions, and (b) take such other action as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, that none of the Parties shall be required to act or omit to take any action that would constitute a breach of Section 6.1 or Section 7.2, as applicable.

Section 8.6 Amalgamation.

(a) Prior to the Amalgamation Effective Time, each of AARK and Amalgamation Sub shall take all such actions as are reasonably necessary so that the Amalgamation shall be consummated in accordance with the terms and subject to the conditions set forth in this Agreement. Without limiting the generality of the foregoing:

(i) as promptly as practicable following the execution of this Agreement, AARK and Amalgamation Sub shall begin drafting (or cause its auditors to begin drafting) directors’ declarations, statements of material interests of directors, solvency statements, accompanying auditors’ reports and such other information relating to the Amalgamation as is or may be required under the Singapore Companies Act, in each case with respect to the Amalgamation (the “Other Amalgamation Documents” together with the Amalgamation Proposal, the “Amalgamation Documents”);

(ii) as promptly as practicable following the execution of this Agreement, each of AARK and Amalgamation Sub shall contact and engage with its secured creditors (if any) and such other creditors of AARK and/or Amalgamation Sub as may be agreed between Parent and AARK and use its reasonable best efforts to obtain the written consent of such creditors to the Amalgamation and the Transactions on terms satisfactory to AARK and the Parent, both acting reasonably;

(iii) as promptly as practicable before or following (as applicable) the effectiveness of the Proxy/Registration Statement each of AARK and Amalgamation Sub shall:

(1) so far as they are lawfully able, exercise their powers to cause the boards of directors of each of Amalgamation Sub and AARK, respectively, to approve the Amalgamation and make solvency statements and/or declarations in respect of Amalgamation Sub and/or AARK (as the case may be);

(2) dispatch the Amalgamation Documents to its shareholders in accordance with the Singapore Companies Act;

(3) dispatch the notice of the Amalgamation Proposal to its secured creditors (if any) in accordance with the Singapore Companies Act and such other creditors of AARK and/or Amalgamation Sub as may be agreed between Parent and AARK;

(4) cause the notice of the Amalgamation Proposal to be published in one daily English-language newspaper of general circulation in Singapore in accordance with the Singapore Companies Act;

(iv) as promptly as practicable following receipt of the Parent Shareholder Approval and the Written Consent, each of AARK and Amalgamation Sub shall take all steps reasonably necessary to secure the pre-clearance of the Amalgamation by ACRA;

(v) AARK shall provide to Parent evidence reasonably satisfactory to Parent that ACRA has no further comments on the relevant Amalgamation Documents following ACRA’s review, that the Amalgamation Documents may be filed pursuant to Section 215E of the Singapore Companies Act and that promptly following such filing ACRA will confirm the Amalgamation has become effective; provided, that for the purposes of determining satisfaction of the conditions in Article IX as they relate to the performance of the covenants in this Section 8.6(a)(v), the words “in all material respects” in Section 9.3(b) shall be disregarded for purposes of determining whether the covenants set forth in this Section 8.6(a)(v) have been performed; and

(vi) no later than 10:00 a.m. Singapore time on the date the consummation of the Amalgamation shall occur, AARK shall pay the fee prescribed by ACRA to effect the Amalgamation and lodge with ACRA the prescribed form relating to the Amalgamation, the Amalgamation Proposal, the required directors’ declarations, the required solvency statements, the required declaration of the directors of each of AARK and Amalgamation Sub that the Amalgamation has been approved by the shareholders of AARK and Amalgamation Sub, respectively, the required declarations regarding no prejudice to creditors, and the constitution of the amalgamated entity, in each case relating to the Amalgamation and in accordance with the Singapore Companies Act.

(b) AARK and Amalgamation Sub shall (i) cause the Amalgamation Documents when delivered to shareholders, secured creditors or such other creditors as may be agreed between Parent and AARK or lodged with ACRA, to comply in all material respects with all Laws applicable thereto (including the Singapore Companies Act) and rules and regulations promulgated by ACRA, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the ACRA concerning the Amalgamation Documents, and (iii) cause the Amalgamation to be declared effective under the Singapore Companies Act on the date that the consummation of the Amalgamation shall occur.

(c) Any filing of, or amendment or supplement to, the Amalgamation Documents will be mutually prepared and agreed upon by AARK, Parent and Amalgamation Sub. Each of AARK and Amalgamation Sub will advise the Company and Parent, promptly after receiving notice thereof, of the time when the Amalgamation has become effective under the Singapore Companies Act or of any request by the ACRA for amendment of the Amalgamation Documents or comments thereon and responses thereto or requests by ACRA for additional information and responses thereto, and shall provide the Company and Parent a reasonable opportunity to provide comments and amendments to any such filing. Parent, Amalgamation Sub, AARK and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of ACRA or its staff with respect to the Amalgamation Documents and any amendment to the Amalgamation Documents filed in response thereto.

(d) Each Party shall ensure that all of the information supplied by such Party or on such Party’s behalf for inclusion or incorporation by reference in the Amalgamation Documents will, at the time the Amalgamation Documents are (i) sent to shareholders, secured creditors and such other creditors as may be agreed between Parent and AARK, in each case, of AARK or Amalgamation Sub, as applicable or (ii) lodged with ACRA, be true, accurate and not misleading.

(e) If at any time prior to the Amalgamation Effective Time a Party becomes aware that any information relating to such Party or any of its Subsidiaries, Affiliates, directors or officers set forth in the Amalgamation Documents is required to be amended, so that the Amalgamation Documents would not fail to be true, accurate or not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing and/or correcting such information shall be promptly lodged with ACRA and, to the extent required by the Singapore Companies Act, disseminated to the shareholders and secured creditors of AARK and Amalgamation Sub.

(f) If at any time prior to the Amalgamation Effective Time a Party becomes aware that any member or creditor of AARK or Amalgamation Sub or any other Person to whom AARK or Amalgamation Sub is under an obligation, intends to object or has objected to the Amalgamation Proposal (or the notification of publication thereof) (each, an “Amalgamation Objection”), (i) the Parties shall discuss in good faith how to address any such Amalgamation Objection and the Parties shall use their respective reasonable best efforts to deal with such Amalgamation Objection (whether by paying or discharging obligations to the applicable creditors or otherwise) so that no member or creditor of AARK or Amalgamation Sub, or other person to whom AARK or Amalgamation Sub is under an obligation, is able to delay the Amalgamation or cause the Amalgamation not to be consummated pursuant to the Amalgamation Proposal, and (ii) no Party shall agree to any material settlement or accommodation in respect of any Amalgamation Objection without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed).

Section 8.7 Tax Matters.

(a) Transfer Taxes. All transfer, documentary, sales, use, real property, stamp, stamp duty reserve tax, registration, value added or other similar Taxes (including any fees, costs and associated penalties and interest associated therewith) (“Transfer Taxes”) incurred in connection with this Agreement shall be borne by Parent. The Parties will cooperate in filing all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and shall timely pay (or cause to be timely paid) to the applicable Governmental Authority such Transfer Taxes. For the avoidance of doubt, Transfer Taxes referred to in this Section 8.7(a) shall exclude Taxes imposed on income, profit or gain, including Taxes under the IT Act.

(b) PFIC Matters. Parent shall provide to Parent shareholders a properly prepared and qualifying “PFIC Annual Information Statement” (as described in Treasury Regulations Section 1.1295-1(g)) as is required in order to enable such Parent shareholders to make a timely and valid “Qualifying Electing Fund” election under Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) for any taxable year during which Parent more likely than not qualifies as a “Passive Foreign Investment Company” under Section 1297 of the Code (and the Treasury Regulations promulgated thereunder). AARK and the Company shall assist and cooperate with Parent to provide the PFIC Annual Information Statement.

Section 8.8 Cooperation; Consultation.

(a) Prior to the Amalgamation Effective Time, each of the Parties shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement (including the PIPE Investment) the Parties mutually agree to seek in connection with the Transactions (it being understood and agreed that the consummation of any such financing by the Group Companies, Parent or Amalgamation Sub shall be subject to such Parties’ mutual agreement), including (if mutually agreed by such Parties) (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of Parent and the Group Companies at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Parent, or their respective auditors.

(b) From the date of this Agreement until the Amalgamation Effective Time, except to the extent inconsistent with applicable Laws or any confidentiality obligations to third parties, each of the Parties shall keep the others reasonably informed from time to time upon reasonable request with respect to the PIPE Investment, including by consulting and cooperating with, and considering in good faith any feedback from, the other or its financial advisors (if any) engaged for the purposes of the Transactions with respect to such matters. Further, the Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) the terms of the agreements relating to the allocation of the Bonus Shares Pool.

Section 8.9 PIPE Investments. Parent will promptly deliver to AARK true, correct and complete copies of each Subscription Agreement upon execution thereof, pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors will agree, in connection with the Transactions, to purchase from Parent, Parent Class A Ordinary Shares. Each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (a) satisfy on a timely basis all conditions and covenants applicable to it in the Subscription Agreements and otherwise comply with its obligations thereunder; (b) in the event that all conditions in the Subscription Agreements (other than conditions that another of them or its Affiliates controls the satisfaction of and other than those conditions that by their nature are to be satisfied at the Amalgamation Effective Time, but subject to their satisfaction at the Amalgamation Effective Time) have been satisfied, consummate transactions contemplated by the Subscription Agreements immediately following the Amalgamation Effective Time; (c) confer with the other parties regarding timing of the expected Amalgamation Effective Time (as defined in the Subscription Agreements); (d) deliver notices to the counterparties to the Subscription Agreements sufficiently in advance of the Amalgamation Effective Time to cause them to fund their obligations as far in advance of the Amalgamation Effective Time as permitted by the Subscription Agreements; and (e) cause the applicable PIPE Investors to pay to (or as directed by) Parent the applicable portion of the investment amount, as applicable, set forth in the applicable Subscription Agreement in accordance with their terms. Parent shall take all actions required under the Subscription Agreements with respect to the timely book-entry or issuance and delivery of any physical certificates evidencing Parent Class A Ordinary Shares as and when required under any such Subscription Agreements.

Section 8.10 Indemnification and Insurance.

(a) From and after the Amalgamation Effective Time, each of Parent and the Amalgamated Company agrees that it shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer, manager or employee of any of the Group Companies, Parent and Amalgamation Sub (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of any of the Group Companies, Parent or Amalgamation Sub, respectively) (“Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Amalgamation Effective Time, whether asserted or claimed prior to, at or after the Amalgamation Effective Time, to the fullest extent that any of the Group Companies, Parent and Amalgamation Sub, as the case may be, would have been permitted under applicable Law and each of their respective Governing Documents in effect on the date of this Agreement to indemnify such Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, each of Parent and the Amalgamated Company shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six years from the Amalgamation Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Indemnified Parties that are no less favorable to such Indemnified Parties than the provisions of the Governing Documents of any of the Group Companies, Parent or Amalgamation Sub, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of such Indemnified Parties thereunder, in each case, except as required by applicable Law.

(b) For a period of six years from the Amalgamation Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Parent’s, any of the Group Companies’ or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to the Company, Parent or their respective Representatives, as applicable) on terms no less favorable than the terms of such current insurance coverage, except that in no event shall Parent be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by Parent or the applicable Group Company, as applicable, for such insurance policy for the year ended December 31, 2021; provided, that (i) Parent may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Amalgamation Effective Time and (ii) if any claim is asserted or made within such six year period, any insurance required to be maintained under this Section 8.10 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, (i) this Section 8.10 shall survive from and after the Amalgamation Effective Time indefinitely and shall be binding, jointly and severally, on Parent and the Amalgamated Company and all of their respective successors and assigns; and (ii) in the event that Parent or the Amalgamated Company or any of their successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, each of Parent and the Amalgamated Company shall ensure that proper provision shall be made so that the successors and assigns of Parent and the Amalgamated Company, as applicable, shall succeed to the obligations set forth in this Section 8.10.

(d) At the Amalgamation Effective Time, Parent shall enter into customary indemnification agreements reasonably satisfactory to each of the Company, AARK and Parent with the directors and officers of Parent appointed pursuant to Section 2.3(a) the effectiveness of which shall continue to be effective following the Amalgamation Effective Time.

(e) The provisions of this Section 8.10: (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Amalgamation Effective Time, an Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on Parent and the Amalgamated Company and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Governing Documents, or otherwise, and (iv) shall survive the Amalgamation and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the prior written consent of such Indemnified Party.

Section 8.11 Shareholder Litigation. Each Party shall promptly advise Parent, and Parent shall promptly advise the other Parties of any Action commenced or threatened on or after the date of this Agreement against such Party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or Parent Shareholder relating to this Agreement, the Amalgamation or any of the other Transactions, the occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any Party to effect the Transactions not to be satisfied or is reasonably likely to have a material adverse effect on the ability of the Parties to consummate the Transactions or to materially delay the timing thereof (any such Action, “Shareholder Litigation”), and such Party shall keep the other Parties reasonably informed regarding any such Shareholder Litigation. Other than with respect to any Shareholder Litigation where the Parties identified in this sentence are adverse to each other or in the context of any Shareholder Litigation related to or arising out of a Competing Transaction or Parent Competing Transaction, (a) the Sole Shareholder, AARK and the other Group Companies shall give Parent a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of Parent in connection therewith) brought against the Company or AARK, any of their respective Subsidiaries or any of their respective directors or officers and no such settlement shall be agreed to without the Parent’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) Parent and shall give the Company a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of the Company in connection therewith) brought against Parent, any of its Subsidiaries or any of its directors or officers, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.12 Pre-Closing Restructuring. Prior to the Amalgamation Effective Time, the Company Shareholders and AARK shall, and shall cause the Company and its and their respective Affiliates to, consummate the transactions and actions set forth on Section 8.12 of the AARK Schedules (such transactions, the “Pre-Closing Restructuring”).

Section 8.13 Exchange Agreements. At the Amalgamation Effective Time, (a) the Company, Parent and the applicable Company Shareholders shall enter into the applicable Exchange Agreements, the effectiveness of which shall be subject to and contingent upon the occurrence of the consummation of the Amalgamation and (b) AARK, Parent, the Sole Shareholder and the Parent Class V Ordinary Share Holder shall enter into the applicable Exchange Agreement, the effectiveness of which shall be subject to and contingent upon the occurrence of the consummation of the Amalgamation.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1 Conditions to Obligations of the Parties. The obligations of each of the Parties to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by such Party:

(a) the Parent Shareholder Approval shall have been obtained;

(b) the Company Shareholder Approval shall have been obtained;

(c) the Parent Class A Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(d) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (that has not been rescinded) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions;

(e) no Action initiated by a Governmental Authority shall be pending before any Governmental Authority which, if successful, would enjoin or prohibit the consummation of the Transactions; and

(f) the Big Four Opinion and the Reliance letter, each dated as of the Amalgamation Effective Time, shall have been delivered to Parent.

Section 9.2 Conditions to the Obligations of the Company and AARK. The obligations of AARK to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by AARK:

(a) (i) the Parent and Amalgamation Sub Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the date the Amalgamation Effective Time shall occur, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects at and as of such date, and (ii) each of the representations and warranties of Parent and Amalgamation Sub contained Article V other than the Parent and Amalgamation Sub Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the date the Amalgamation Effective Time shall occur, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct at and as of such date, except for, in each case under this Section 9.2(a)(ii), inaccuracies or omissions that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Amalgamation Sub to enter into and perform its obligations under this Agreement;

(b) each of the covenants of Parent and Amalgamation Sub under this Agreement and the other Transaction Documents to be performed as of or prior to the Amalgamation Effective Time shall have been performed in all material respects, and each of the covenants of the Sponsor under the Sponsor Support Agreement to be performed as of or prior to the Amalgamation Effective Time shall have been performed in all material respects;

(c) an authorized officer of Parent shall have executed and delivered to AARK a certificate, dated as of the date the Amalgamation Effective Time shall occur, certifying that the conditions in Section 9.2(a) and Section 9.2(b) have been fulfilled; and

(d) to the extent required under the Sponsor Support Agreement, the escrow agreement referenced therein has been executed and delivered by the parties thereto.

Section 9.3 Conditions to the Obligations of Parent and Amalgamation Sub. The obligations of each of Parent and Amalgamation Sub to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Parent:

(a) (i) the Group Companies Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect, Company Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Amalgamation Effective Time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect, Company Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects at and as of such date, and (ii) each of the representations and warranties of the Group Companies contained in Article

IV, other than the Group Companies Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect, Company Material Adverse Effect or any similar qualification or exception) shall be true and correct in each case as of the Amalgamation Effective Time, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect, Company Material Adverse Effect or any similar qualification or exception) shall be true and correct at and as of such date, except for, in each case under this Section 9.3(a)(ii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b) each of the covenants of AARK and each of the other Group Companies under this Agreement and the other Transaction Document to be performed as of or prior to the Amalgamation Effective Time shall have been performed in all material respects, and each of the covenants of the Company Shareholders under the AARK and Aeries Equity Holder Support Agreement to be performed as of or prior to the Amalgamation Effective Time shall have been performed in all material respects;

(c) the Pre-Closing Restructuring shall have been consummated in accordance with Section 8.12 of the AARK Schedules, and AARK shall have provided Parent with evidence reasonably acceptable to Parent of the consummation of all applicable steps and transactions of the Pre-Closing Restructuring;

(d) at the Amalgamation Effective Time, Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51 1(g)(1) of the Exchange Act) remaining after accounting for Parent Share Redemptions; and

(e) an authorized officer of AARK shall have executed and delivered to Parent and Amalgamation Sub a certificate, dated as of the date the Amalgamation Effective Time shall occur, certifying that the conditions in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been fulfilled.

Section 9.4 Frustration of Closing Conditions. None of the Parties may rely on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE X

CLOSING

Section 10.1 Deliveries by AARK. At or prior to the Amalgamation Effective Time, AARK, as applicable, will deliver or cause to be delivered to Parent or Amalgamation Sub, as applicable, (unless delivered previously) the following:

(a) the Amalgamation Proposal and other Amalgamation Documents, executed by AARK;

(b) the applicable Exchange Agreements, executed by the Company and the applicable Company Shareholders;

(c) the applicable Exchange Agreement, executed by AARK, the Sole Shareholder and the Parent Class V Ordinary Share Holder;

(d) a certificate issued by the registered agent of each of the Company and AARK certifying as to its existence and good standing (or similar concept) and attaching certified copies of their respective register of members, register of directors and register of charges certified by the registered agent of the Company or AARK, as applicable, dated no earlier than three Business Days prior to the Amalgamation Effective Time but following the consummation of the Pre-Closing Restructuring;

(e) resolutions of the AARK Board approving, this Agreement and the other Transaction Documents to which AARK is a party, including the Amalgamation Proposal, and approving the Transactions;

(f) not less than two Business Days prior to the date the Amalgamation Effective Time shall occur, (i) the final invoices from the applicable service providers to the Group Companies with respect to the Group Companies Transaction Expenses and (ii) a certificate signed by an authorized officer of the Company, solely in his or her capacity as such and not in his or her personal capacity, setting forth (A) all Group Companies Transaction Expenses that have not been paid as of immediately prior to the Amalgamation Effective Time and will not be paid as of immediately prior to the Amalgamation Effective Time, and (B) all Group Companies Transactions Expenses that were paid by the Group Companies immediately prior to the Amalgamation Effective Time (the “Previously Paid Group Companies Transaction Expenses”); and

(g) evidence of termination of each of the Related Party Agreements except those set forth on Section 6.4 of the AARK Schedules, in form and substance reasonably satisfactory to Parent; and

(h) any other document reasonably required to be delivered by the Company or AARK at the Amalgamation Effective Time pursuant to this Agreement.

Section 10.2 Deliveries by Parent and Amalgamation Sub. At or prior to the Amalgamation Effective Time, Parent or Amalgamation Sub, as applicable, will deliver or cause to be delivered to AARK, as applicable, (unless delivered previously) the following:

(a) the Amalgamation Proposal and other Amalgamation Documents, executed by Amalgamation Sub;

(b) the Exchange Agreements, executed by Parent;

(c) evidence satisfactory to the Company of the filing of the Parent A&R Articles with the Cayman Registrar;

(d) evidence of the director appointments in accordance with Section 2.3(a);

(e) resolutions of the Parent Board approving this Agreement and the other Transaction Documents to which Parent is a party and approving the Transactions;

(f) resolutions of the Amalgamation Sub Board approving this Agreement and the other Transaction Documents to which Amalgamation Sub is a party, including the Amalgamation Proposal, and approving the Transactions; and

(g) not less than two Business Days prior to the date the Amalgamation Effective Time shall occur, (i) the final invoices from the applicable service providers to Parent with respect to the Parent Transaction Expenses and (ii) a certificate signed by an authorized officer of Parent, solely in his or her capacity as such and not in his or her personal capacity, setting forth all Parent Transaction Expenses that have not been paid as of immediately prior to the Amalgamation Effective Time and will not be paid as of immediately prior to the Amalgamation Effective Time.

Section 10.3 Payment of Transaction Expenses. At the Amalgamation Effective Time, Parent shall use a portion of the Aggregate Cash to pay, or cause to be paid, on behalf of Parent or the Group Companies, as applicable, the Parent Transaction Expenses and Group Companies Transaction Expenses in the amounts and in accordance with the wire transfer instructions set forth in the certificates to be delivered pursuant to Section 10.1(f) and Section 10.2(g), respectively.

ARTICLE XI

TERMINATION/EFFECTIVENESS

Section 11.1 Termination. This Agreement may be terminated and the Transactions abandoned prior to the Amalgamation Effective Time:

(a) by written consent of AARK and Parent;

(b) by either AARK or Parent, by written notice to the other Parties, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any permanent Law (and not rescinded) or final, non-appealable Governmental Order which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions; provided, that the right to terminate this Agreement pursuant to this Section 11.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such Law or Governmental Order;

(c) by either AARK or Parent, by written notice to the other Parties, if the Parent Shareholder Approval or the approval for the Parent Extension Proposal shall not have been obtained by reason of the failure to obtain the required vote at the Parent Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by Parent, by written notice to AARK, if there is any breach of any representation, warranty, covenant or agreement on the part of the Group Companies or the Sole Shareholder set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Amalgamation Effective Time (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Group

Companies or the Sole Shareholder, as applicable, through the exercise of its reasonable best efforts, then, for a period of up to 20 days after submission of notice of such breach (the “Cure Period”), but only as long as the applicable Group Company or the Sole Shareholder, as applicable, continues to use its reasonable best efforts to cure such Terminating Company Breach, such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Cure Period;

(e) by AARK, by written notice to Parent, if there is any breach of any representation, warranty, covenant or agreement on the part of Parent or Amalgamation Sub set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Amalgamation Effective Time (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent or Amalgamation Sub, as applicable, through the exercise of its reasonable best efforts, then, during the Cure Period, but only as long as Parent or Amalgamation Sub, as applicable, continues to use its reasonable best efforts to cure such Terminating Parent Breach, such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Cure Period;

(f) by Parent, by giving written notice to AARK at any time prior to the delivery of the Written Consent and the Sole Shareholder Consent, if (i) the Company does not deliver the Written Consent within the time period pursuant to Section 6.8(a) and (ii) the Sole Shareholder does not deliver the Sole Shareholder Consent within the time period pursuant to Section 6.8(b);

(g) by either Parent or AARK, by written notice to the other Parties, if the Amalgamation Effective Time has not occurred on or prior to the later of (i) September 30, 2023, or (ii) the day set forth in Parent’s then-effective Governing Documents as the last day on which Parent may consummate a Business Combination (such date, the “Outside Date”); provided, that the right to terminate this Agreement under this Section 11.1(g) shall not be available to any Party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Amalgamation Effective Time to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or

(h) by AARK, by giving written notice to Parent, if Aggregate Cash set forth on the Parent Closing Statement is less than $30,000,000.

Section 11.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors or shareholders, other than liability of a Party for its fraud or any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Article XI and Article XII and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Trust Account Waiver. AARK, on behalf of itself, the Group Companies and the Sole Shareholder, hereby represents and warrants that it has read the final prospectus of Parent, dated as of October 19, 2021 and filed with the SEC (File No. 333-259801) on October 21, 2021 (the “Prospectus”) available at www.sec.gov, and understands that Parent has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public shareholders (including the public shareholders of the overallotment shares acquired by Parent’s underwriters, the “Public Shareholders”), and that, except as otherwise described in the Prospectus, Parent may disburse monies from the Trust Account only: (a) to the Public Shareholders with respect to Parent Share Redemptions, (b) to the Public Shareholders if Parent fails to consummate a Business Combination within 18 months after the closing of the IPO, subject to extension by an amendment to Parent’s Governing Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses or (d) to Parent after or concurrently with the consummation of a Business Combination. AARK hereby agrees on behalf of itself and its Affiliates (including the other Group Companies and the Sole Shareholder) that, notwithstanding anything to the contrary in this Agreement (other than in Section 7.5), neither it nor any of its Affiliates (including the other Group Companies and the Sole Shareholder) do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom) in connection with any claim that arises as a result of, in connection with, or relating to this Agreement or any other Transaction Document, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability under any Transaction Document (collectively, the “Released Claims”). AARK, on behalf of itself and its Affiliates (including the other Group Companies and the Sole Shareholder), hereby irrevocably waives any Released Claims that it or any of its Affiliates (including the other Group Companies and the Sole Shareholder) may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) in connection with any Released Claims (including for an alleged breach of this Agreement or any other Transaction Document). AARK, on behalf of itself and its Affiliates (including the other Group Companies and the Sole Shareholder), agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter into the Transaction Documents, and AARK, on behalf of itself and its Affiliates (including the other Group Companies and the Sole Shareholder) further intends and understands such waiver to be valid, binding and enforceable against AARK and each of its Affiliates (including the other Group Companies and the Sole Shareholder) under applicable Law. To the extent AARK or any of its Affiliates (including the other Group Companies and the Sole Shareholder) commences any action or proceeding based upon, in connection with or relating to any Released Claim, which action or proceeding seeks, in whole or in part, monetary relief against Parent or its Representatives, AARK, on behalf of itself and its Affiliates (including the other Group Companies and the Sole Shareholder), acknowledges and agrees that its and its Affiliates’ (including the other Group Companies and the Sole

Shareholder) sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit AARK or its Affiliates (including the other Group Companies and the Sole Shareholder) (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event AARK or any of its Affiliates (including the other Group Companies and the Sole Shareholder) commences any action or proceeding based upon, in connection with or relating to any Released Claim, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief or otherwise, Parent and its Representatives, as applicable, shall be entitled to recover from AARK and its Affiliates (including the other Group Companies and the Sole Shareholder) the associated legal fees and costs in connection with any such action, in the event Parent or its Representatives, as applicable, prevails in such action or proceeding.

Section 12.2 Waiver. Any Party may, at any time prior to the Amalgamation Effective Time, by action taken by its board of directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties (of another Party) that are contained in this Agreement or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

Section 12.3 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (c) on the next Business Day when sent by overnight courier (receipt requested) or (d) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)	If to Parent or Amalgamation Sub, to:

Worldwide Webb Acquisition Corp.

770 E Technology Way F13-16

Orem, UT 84097

Attention:         Daniel Webb

Email:              daniel@wwac1.com

with copies (which shall not constitute notice) to:

Shearman & Sterling LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention:         Alain Dermarkar

Email:              alain.dermarkar@shearman.com

and

Shearman & Sterling LLP

Bank of America Tower

800 Capitol Street, Suite 2200

Houston, TX 77022

Attention:         William B. Nelson

Email:              bill.nelson@shearman.com

(ii)	If AARK, to:

Aark Singapore Pte. Ltd.

#11-00, Wisma Atria

435 Orchard Road,

Singapore - 238877

Attention:         Chairman

Email:              chairman@aarksingapore.com

with copies (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York

Attention:         Rajiv Khanna

Email:              rajiv.khanna@nortonrosefulbright.com

Section 12.4 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties and any such transfer without the prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 12.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, that (a) the Indemnified Parties may enforce Section 8.10, (b) the Non-Recourse Parties may enforce Section 12.17 and (c) the Transaction Expense Payees may enforce Section 12.6.

Section 12.6 Expenses. Except as otherwise set forth in this Agreement, including, for the avoidance of doubt, as provided in Section 8.1(d) and Section 8.4(b)(iv), each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement, the other Transaction Documents and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Amalgamation is consummated, the Parent Transaction Expenses and the Group Companies Transaction Expenses shall be paid from the proceeds of the Aggregate Cash in accordance with Section 10.3. Each payee or recipient of Parent Transaction Expenses or Group Companies Transaction Expenses (collectively, the “Transaction Expense Payees”) is an express third-party beneficiary of this Section 12.6.

Section 12.7 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws except Sections 5-1401 and 5-1402 of the New York General Obligations Law; provided, that (a) the fiduciary duties of the Company Board shall be governed by the laws of India, (b) the fiduciary duties of the AARK Board and Amalgamation Sub and the Amalgamation shall, in each case, be governed by the laws of Singapore, and (c) the fiduciary duties of the Parent Board shall be governed by the laws of the Cayman Islands.

Section 12.8 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

Section 12.9 Electronic Execution of the Agreement and Certain Other Documents. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to this Agreement or any other Transaction Document (including, without limitation, any related amendments, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms complying with applicable Law, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 12.10 Disclosure Schedules. Each of the AARK Schedules and the Parent Disclosure Schedule (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the AARK Schedules and/or the Parent Disclosure Schedule (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the applicable Disclosure Schedule, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Schedule shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Schedule only if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Schedule. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 12.11 Entire Agreement. This Agreement (together with the AARK Schedules and the Parent Disclosure Schedule) and the other Transaction Documents constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions.

Section 12.12 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement; provided, that after the Company Shareholder Approval or the Parent Shareholder Approval has been obtained, there shall be no amendment or waiver that by applicable Law requires further approval by the Company Shareholders or the Parent Shareholders, respectively, without such approval having been obtained.

Section 12.13 Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Amalgamation Effective Time be subject to the prior mutual approval of Parent and AARK, which approval shall not be unreasonably withheld or delayed by any Party; provided, that no Party shall be required to obtain consent pursuant to this Section 12.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 12.13(a).

(b) The restriction in Section 12.13(a) shall not (i) apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, that in such an event, the Party making the announcement shall use its reasonable best efforts to consult with the other Parties in advance as to its form, content and timing or (ii) prohibit or limit Parent or Amalgamation Sub and their respective Affiliates from disclosing any such information to its current or potential financing sources to the extent permitted by the Confidentiality Agreement. Disclosures resulting from the Parties’ efforts to obtain approval under applicable Law and to make any related filing shall be deemed not to violate this Section 12.13.

Section 12.14 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 12.15 Jurisdiction; Waiver of Jury Trial.

(a) Any Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the federal and state courts sitting in New York County, and each of the Parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.15.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 12.16 Enforcement. The Parties agree that irreparable damage could occur for which monetary damages, even if available, may not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 12.17 Non-Recourse.

(a) This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Parties as named Parties; and

(b) except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), (i) no past, present or future director, commissioner, officer, employee, incorporator, member, partner, shareholder, Representative or Affiliate of any Party and (ii) no past, present or future director, commissioner, officer, employee, incorporator, member, partner, shareholder, Representative or Affiliate of any of the foregoing (collectively, the “Non-Recourse Parties”) shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions, and, to the maximum extent permitted by Law, each Party hereby waives and releases all liabilities, claims, causes of action and obligations against any such Non-Recourse Parties.

Section 12.18 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Amalgamation Effective Time and each such representation, warranty, covenant, obligation, agreement and provision shall terminate and expire upon the occurrence of the Amalgamation Effective Time (and there shall be no liability after the Amalgamation Effective Time in respect thereof), except for (i) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Amalgamation Effective Time and then only with respect to any breaches occurring after the Amalgamation Effective Time and (ii) this Article XII.

Section 12.19 Conflicts and Privilege.

(a) The Parties, on behalf of their respective successors and assigns (including, after the Amalgamation Effective Time, the Amalgamated Company), hereby agree that, in the event a dispute with respect to this Agreement, any other Transaction Document or the Transactions arises after the Amalgamation Effective Time between or among (x) the Sponsor, the shareholders or holders of other Equity Securities of Parent or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Amalgamated Company) (collectively, the “Parent Group”), on the one hand, and (y) the Amalgamated Company and/or any member of the Company Group, on the other hand, any legal counsel, including Shearman & Sterling LLP (“Shearman”), that represented Parent and/or the Sponsor prior to the Amalgamation Effective Time may represent the Sponsor and/or any other member of the Parent Group in such dispute even though the interests of such Persons may be directly adverse to the Amalgamated Company, and even though such counsel may have represented Parent in a matter substantially related to such dispute, or may be handling ongoing matters for the Amalgamated Company and/or the Sponsor. The Parties, on behalf of their respective successors and assigns (including, after the Amalgamation Effective Time, the Amalgamated Company), further agree that, as to all legally privileged communications prior to the Amalgamation Effective Time (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any other Transaction Document or the Transactions) between or among Parent, the Sponsor and/or any other member of the Parent Group, on the one hand, and Shearman, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Amalgamation and belong to the Parent Group after the Amalgamation Effective Time, and shall not pass to or be claimed or controlled by the Amalgamated Company. Notwithstanding the foregoing, any privileged communications or information shared by the Group Companies prior to the Amalgamation Effective Time with Parent, Amalgamation Sub or the Sponsor under a common interest agreement shall remain the privileged communications or information of the applicable Group Company.

(b) The Parties, on behalf of their respective successors and assigns (including, after the Amalgamation Effective Time, the Amalgamated Company), hereby agree that, in the event a dispute with respect to this Agreement, the other Transaction Documents or the Transactions arises after the Amalgamation Effective Time between or among (x) the shareholders or holders of other Equity Securities of any of the Group Companies, the Sole Shareholder and/or any of their respective directors, members, partners, officers, employees or Affiliates (including the Amalgamated Company) (collectively, the “Company Group”), on the one hand, and (y) any member of the Parent Group, on the other hand, any legal counsel, including Norton Rose Fulbright US LLP (“Norton Rose”), that represented any of the Group Companies or the Sole Shareholder prior to the Amalgamation Effective Time may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Amalgamated Company, and even though such counsel may have represented the Group Companies and/or the Sole Shareholder in a matter substantially related to such dispute, or may be handling ongoing matters for the Amalgamated Company, the Group Companies and the Sole Shareholder, on behalf of their respective successors and assigns (including, after the Amalgamation Effective Time, the Amalgamated Company), and further agree that, as to all legally privileged communications prior to the Amalgamation Effective Time (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any other Transaction Documents or the Transactions) between or among the Group Companies, the Sole Shareholder and/or any member of the Company Group, on the one hand, and Norton Rose, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Amalgamation and belong to the Company Group after the Amalgamation Effective Time, and shall not pass to or be claimed or controlled by the Amalgamated Company. Notwithstanding the foregoing, any privileged communications or information shared by Parent or Amalgamation Sub prior to the Amalgamation Effective Time with the Group Companies or the Sole Shareholder under a common interest agreement shall belong to the Sponsor.

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	CEO

WWAC AMALGAMATION SUB PTE. LTD.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	Director

AARK SINGAPORE PTE. LTD.

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar
Title:	CEO

Exhibit 10.1

FORM OF

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (this “Agreement”), dated as of [•], 2023, by and among Aeries Technology, Inc., a Cayman Islands exempted company limited by shares (the “Corporation”), Aeries Technology Group Business Accelerators Private Limited, an Indian private company limited by shares, with company registration number U74999MH2014PTC257474 (together with any successor thereto, “Aeries”), Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”), the shareholders listed on the signature page hereto (each a “Shareholder” and together, the “Shareholders”), and Shareholder’s Qualified Transferees (as defined below) as such Qualified Transferees may become holders of Sub Shares (as defined below).

WHEREAS, pursuant to that certain Business Combination Agreement dated as of March 11, 2023, by and among the Corporation, AARK and WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned Subsidiary of the Corporation (the “Business Combination Agreement”), the parties hereto desire to provide for the exchange of Sub Shares held by the Shareholders for shares of the Corporation.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

SECTION 1.1 Definitions. Capitalized terms used herein and not otherwise defined shall have the meaning given to them in the Business Combination Agreement. As used herein, the following terms shall have the following meanings:

“AARK” has the meaning set forth in the preamble of this Agreement.

“AARK Ordinary Share” means an ordinary share in the capital of AARK, par value SGD1.00 per share.

“Action” means any charge, claim, action, complaint, petition, investigation, audit, inquiry, appeal, suit, litigation, lawsuit, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law.

“Aeries” has the meaning set forth in the preamble of this Agreement.

“Aeries Share” means an ordinary share in the capital of Aeries, par value of INR 10 per share.

“Appraiser FMV” means the fair market value of a share of Class A Ordinary Shares as determined by an independent appraiser mutually agreed upon by the Corporation and the relevant Exchanging Member, with such agreement on selection of such independent appraiser not to be unreasonably withheld, delayed or denied by any party, whose determination shall be final and binding for those purposes for which Appraiser FMV is used in this Agreement. Appraiser FMV shall be the fair market value determined without regard to any discounts for minority interest, illiquidity or other discounts. The cost of any independent appraisal in connection with the determination of Appraiser FMV in accordance with this Agreement shall be borne by the Corporation.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, India and Cayman Islands are authorized or required by Law to close.

“Call Exchange” has the meaning set forth in SECTION 2.1(a) of this Agreement.

“Call Notice” has the meaning set forth in SECTION 2.1(b) of this Agreement.

“Cash Exchange Class A 5-Day VWAP” means the arithmetic average of the VWAP for each of the five consecutive Trading Days ending on the Exchange Date.

“Cash Exchange Payment” means with respect to a particular Call Exchange for which the Corporation has elected to make a Cash Exchange Payment in accordance with SECTION 2.1 of this Agreement or a particular Put Exchange for which the Shareholder has elected to receive a Cash Exchange Payment (and such Cash Exchange Payment is capable of being made) in accordance with SECTION 2.2 of this Agreement:

(a) if the Class A Ordinary Shares trade on a National Securities Exchange or automated or electronic quotation system, an amount of cash equal to the product of: (i) the number of Class A Ordinary Shares that would have been received by the Exchanging Member in the Exchange for that portion of the Exchanged Shares subject to the Exchange set forth in the Exchange Notice if the Corporation had paid the Stock Exchange Payment with respect to such number of Exchanged Shares, and (ii) the Cash Exchange Class A 5-Day VWAP; or

(b) if Class A Ordinary Shares are not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, an amount of cash equal to the product of (i) the number of Class A Ordinary Shares that would have been received by the Exchanging Member in the Exchange for that portion of the Exchanged Shares subject to the Exchange set forth in the Exchange Notice the Corporation had paid the Stock Exchange Payment with respect to such number of Exchanged Shares, and (ii) the Appraiser FMV of one share of Class A Ordinary Shares that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.

“Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, in the capital of the Corporation.

“Corporation” has the meaning set forth in the preamble of this Agreement.

“Corporation Governing Documents” means the Memorandum and Articles of Association of the Corporation, on the date hereof, as such documents maybe amended from time to time.

“Corporation Offer” has the meaning set forth in SECTION 2.7 of this Agreement.

“EBITDA” means earnings before interest, Taxes, depreciation and amortization.

“Exercise Conditions” means the satisfaction of the conditions as set forth on Exhibit C.

“Exchange” has the meaning set forth in SECTION 2.2(a) of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934 of the United States of America, as amended.

“Exchange Blackout Period” means (a) any “black out” or similar period under the Corporation’s policies covering trading in the Corporation’s securities to which the applicable Exchanging Member is subject (or will be subject at such time as it owns Class A Ordinary Shares), which period restricts the ability of such Exchanging Member to immediately resell Class A Ordinary Shares to be delivered to such Exchanging Member in connection with a Stock Exchange Payment and (b) the period of time commencing on (x) the date of the declaration of a dividend by the Corporation and ending on the first day following (y) the record date determined by the board of directors of the Corporation with respect to such dividend declared pursuant to clause (x), which period of time shall be no longer than 10 Business Days; provided that in no event shall an Exchange Blackout Period which respect to clause (b) of the definition hereof occur more than four times per calendar year.

“Exchange Date” means the date that is two (2) Business Days after the date the Exchange Notice is given pursuant to SECTION 2.2(b) of this Agreement or the Call Notice is given pursuant to SECTION 2.1(b) of this Agreement.

“Exchange Notice” has the meaning set forth in SECTION 2.2(b) of this Agreement.

“Exchange Notice Period” means, for each fiscal quarter, the period commencing on the first Business Day after the day on which the Corporation releases its earnings for the prior fiscal period, beginning with the first such date that falls on or after the waiver or expiration of any contractual lock-up period relating to the shares of the Corporation that may be applicable to a Shareholder and ending on the commencement of the next Exchange Blackout Period thereafter.

“Exchange Rate” means, at any time, the number of Class A Ordinary Shares for which an Exchanged Share is entitled to be exchanged at such time. The Exchange Rate shall be 14.28 in the case of Aeries Shares and 2,227 in the case of AARK Ordinary Shares, in each case, subject to adjustment pursuant to SECTION 2.5 of this Agreement.

“Exchanged Shares” means any Sub Shares to be Exchanged for the Cash Exchange Payment or Stock Exchange Payment, as applicable, on the applicable Exchange Date.

“Exchanging Member” means, with respect to any Exchange, the Shareholder exchanging Sub Shares pursuant to SECTION 2.1(a) or SECTION 2.2(a) of this Agreement.

“Governmental Authority” means any U.S. federal, state, provincial, municipal, local or non-U.S. government, governmental authority, taxing, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“HSR Act” has the meaning set forth in SECTION 2.1(d) of this Agreement.

“Holder” means and includes the Shareholder and his/her/its successors and assigns.

“Law” means any federal, state, local or municipal constitution, treaty, statute, law, act, rule, regulation, code, ordinance, determination, guidance, principle of common law, judgment, decree, injunction, administrative interpretation, sub-regulatory guidance, writ, directive, or Governmental Orders of, or issued by, applicable Governmental Authorities.

“National Securities Exchange” means a securities exchange that has registered with the SEC under Section 6 of the Exchange Act.

“Person” means any individual, estate, corporation, partnership, limited partnership, limited liability company, limited company, joint venture, trust, unincorporated or governmental organization or any agency or political subdivision thereof.

“Put Exchange” has the meaning set forth in SECTION 2.2(a) of this Agreement.

“Qualified Transferee” means permitted transferee under the applicable Sub Governing Documents.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholder” means each holder of one or more Sub Shares as of the date of this Agreement, any Qualified Transferee thereof that may from time to time become a party to this Agreement in accordance with SECTION 3.1 of this Agreement and any of their respective successors and assigns, in each case, only for so long as such Person holds Sub Shares.

“Stock Exchange Payment” means, with respect to the portion of any Exchange for which a Cash Exchange Payment is not made by the Corporation, a number of Class A Ordinary Shares equal to the product of the number of Exchanged Shares multiplied by the applicable Exchange Rate.

“Sub” means and includes Aeries and AARK, as applicable.

“Sub Governing Documents” means the Memorandum and Articles of Association of Aeries or AARK, as applicable, on the date hereof, as such documents maybe amended from time to time.

“Sub Shares” means the Aeries Shares and/or AARK Ordinary Shares held by the Shareholder on the date hereof or hereafter acquired by the Shareholder.

“Trading Day” means a day on which the Nasdaq Global Market or such other principal United States securities exchange on which the Class A Ordinary Shares are listed or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“VWAP” means the daily per share volume-weighted average price of Class A Ordinary Shares on the Nasdaq Global Market or such other principal United States securities exchange on which Class A Ordinary Shares are listed, quoted or admitted to trading, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page designated for Class A Ordinary Shares (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, (a) the per share volume- weighted average price of a share of Class A Ordinary Shares on such Trading Day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (b) if such determination is not feasible, the market price per share of Class A Ordinary Shares, in either case as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose).

ARTICLE II

SECTION 2.1 Call Exchange Procedure.

(a) From and after April 1, 2024, and subject to the satisfaction of the Exercise Conditions, the Corporation shall have the right, but not the obligation, from time to time, upon the terms and subject to the conditions herein, to exercise an option to purchase from any Shareholder, (i) with respect to the Aeries Shares, a minimum of the lesser of (A) 5,000 Aeries Shares (which minimum shall be equitably adjusted in accordance with any adjustments to the Exchange Rate) and (B) the total number of Aeries Shares then owned by such Shareholder and (ii) with respect to the AARK Ordinary Shares, the lesser of (A) 500 shares of the AARK Ordinary Shares (which minimum shall be equitably adjusted in accordance with any adjustments to the Exchange Rate) or (B) the total number of AARK Ordinary Shares held by the Shareholder in exchange for the delivery of the Stock Exchange Payment or, at the election of the Corporation, the Cash Exchange Payment, as applicable (such exchange, a “Call Exchange”). The Cash Exchange Payment may only be elected in the event approval from the Reserve Bank of India is not obtained for a Stock Exchange Payment and provided the Corporation has reasonable cash flow to be able to pay the Cash Exchange Payment and such Cash Exchange Payment would not be prohibited by any then outstanding debt agreements or arrangements of the Corporation or any of its Subsidiaries. In the event of a Cash Exchange Payment, the Corporation may at its option sell the Sub Shares tendered by the Shareholder in the market and make such Cash Exchange Payment to the Shareholder. In the event that the market value of the Exchanged Shares on the date of sale by the Corporation is different than the Cash Exchange Payment, the difference in value is to the benefit or detriment of the Corporation.

(b) The Corporation shall exercise its right to make a Call Exchange as set forth in SECTION 2.1(a) above by delivering to the Shareholder in accordance with SECTION 3.2 of this Agreement an irrevocable written election of exchange in respect of the Sub Shares to be exchanged substantially in the form of Exhibit A-1 hereto (a “Call Notice”) during the Exchange Notice Period preceding the desired Exchange Date.

(c) Within five (5) Business Days of any Call Notice, the Corporation shall make the Call Exchange in Stock Exchange Payment or Cash Exchange Payment, as specified in the Call Notice, after withholding Taxes, if any, pursuant to SECTION 2.4(c) of this Agreement. The Corporation (or its Affiliate or agent, as applicable) shall thereafter within five (5) Business Days deposit the Taxes withheld, if any, with the appropriate taxing authority for credit against Taxes due from the Exchanging Member and provide to the Exchanging Member evidence satisfactory to the Exchanging Member of such deposit. The Corporation shall use commercially reasonable efforts to provide an Exchanging Member with any information and other assistance reasonably requested by the Exchanging Member to enable such Exchanging Member to file or complete his tax returns, or secure any exemptions, reductions or refunds of Taxes relating to the Call Exchange.

(d) Notwithstanding anything to the contrary contained in this Agreement, if, in connection with an Exchange in accordance with SECTION 2.1 of this Agreement, a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), then the Exchange Date with respect to all Exchanged Shares which would be exchanged into Class A Ordinary Shares resulting from such Exchange shall be delayed until the earlier of (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such Exchange under the HSR Act shall have expired or been terminated or (ii) such filing is no longer required, at which time such Exchange shall automatically occur without any further action by the holders of any such Exchanged Shares. Each of the Shareholders and the Corporation agree to promptly take all actions required to make such filing under the HSR Act and the filing fee for such filing shall be paid by the Corporation.

SECTION 2.2 Put Exchange Procedure.

(a) From and after April 1, 2024, and subject to the satisfaction of the Exercise Conditions, each Shareholder shall be entitled at his, her or its own discretion, independent of the other Shareholders, from time to time, upon the terms and subject to the conditions herein, to transfer, (i) with respect to the Aeries Shares, a minimum of the lesser of (A) 5,000 Aeries Shares (which minimum shall be equitably adjusted in accordance with any adjustments to the Exchange Rate) and (B) the total number of Aeries Shares then owned by such Shareholder and (ii) with respect to the AARK Ordinary Shares, the lesser of (A) 500 shares of the AARK Ordinary Shares (which minimum shall be equitably adjusted in accordance with any adjustments to the Exchange Rate) or (B) the total number of AARK Ordinary Shares held by the Shareholder, to the Corporation in exchange for the delivery of the Stock Exchange Payment or, at the election of the Shareholder, the Cash Exchange Payment, as applicable (such exchange, a “Put Exchange” and together with the Call Exchange, each an “Exchange”). The Cash Exchange Payment may only be elected in the event approval from the Reserve Bank of India is not obtained for a Stock Exchange Payment and provided the Corporation has reasonable cash flow to be able to pay the Cash Exchange Payment and such Cash Exchange Payment would not be prohibited by any then outstanding debt agreements or arrangements of the Corporation or any of its Subsidiaries. In the event of a Cash Exchange Payment, the Corporation may at its option sell the Sub Shares tendered by the Shareholder in the market and make such Cash Exchange Payment to the Shareholder. In the event that the market value of the Exchanged Shares on the date of sale by the Corporation is different than the Cash Exchange Payment, the difference in value is to the benefit or detriment of the Corporation.

(b) A Shareholder shall exercise his, her or its right to make a Put Exchange as set forth in SECTION 2.2(a) above by delivering to the Corporation in accordance with SECTION 3.2 of this Agreement an irrevocable written election of exchange in respect of the Sub Shares to be exchanged substantially in the form of Exhibit A-2 hereto (an “Exchange Notice”) during the Exchange Notice Period preceding the desired Exchange Date.

(c) Within five (5) Business Days of any Exchange Notice, the Corporation shall make the Put Exchange in Stock Exchange Payment or Cash Exchange Payment, as specified in the Exchange Notice, after withholding Taxes, if any, pursuant to SECTION 2.4(c) of this Agreement. The Corporation (or its Affiliate or agent, as applicable) shall thereafter within five (5) Business Days deposit the Taxes withheld, if any, with the appropriate taxing authority for credit against Taxes due from the Shareholder and provide to the Shareholder evidence satisfactory to the Shareholder of such deposit. The Corporation shall use commercially reasonable efforts to provide an Exchanging Member with any information and other assistance reasonably requested by the Exchanging Member to enable such Exchanging Member to file or complete his tax returns, or secure any exemptions, reductions or refunds of Taxes relating to the Put Exchange.

(d) Notwithstanding anything to the contrary contained in this Agreement, if, in connection with an Exchange in accordance with SECTION 2.2 of this Agreement, a filing is required under the HSR Act, then the Exchange Date with respect to all Exchanged Shares which would be exchanged into Class A Ordinary Shares resulting from such Exchange shall be delayed until the earlier of (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such Exchange under the HSR Act shall have expired or been terminated or (ii) such filing is no longer required, at which time such Exchange shall automatically occur without any further action by the holders of any such Exchanged Shares. Each of the Shareholders and the Corporation agree to promptly take all actions required to make such filing under the HSR Act and the filing fee for such filing shall be paid by the Corporation.

SECTION 2.3 Exchange Payment.

(a) The Exchange shall be consummated on the Exchange Date.

(b) On the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date), (i) the Corporation shall deliver to the Exchanging Member the Stock Exchange Payment or Cash Exchange Payment, as applicable, with respect to any Exchanged Shares and (ii) the Exchanging Member shall transfer the Exchanged Shares to the Corporation, free and clear of all liens and encumbrances.

SECTION 2.4 Expenses; Restrictions; Withholding.

(a) The Corporation shall bear all expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated.

(b) For the avoidance of doubt, and notwithstanding anything to the contrary herein, the Corporation and/or a Shareholder shall not be entitled to effect an Exchange to the extent such Exchange would be prohibited by Law.

(c) Notwithstanding any other provision in this Agreement to the contrary, the Corporation, AARK, and Aeries and any of their respective agents, Affiliates and Subsidiaries shall have the right to deduct and withhold Taxes from any Stock Exchange Payment or Cash Exchange Payment to be made pursuant to this Agreement (including by withholding Class A Ordinary Shares otherwise deliverable under this Agreement with a fair market value as determined by the Corporation in accordance with applicable Law) if such withholding is required by Law in the opinion of the Corporation based on an opinion of, or advice from, Deloitte Haskins and Sells LLP or such other Big Four Accounting Firm selected by the Corporation that is reasonably determined to be acceptable to the relevant Shareholder, and the Corporation and the relevant Big Four Accounting Firm shall be provided with any necessary Tax forms establishing an exemption or reduction from such withholding Taxes as provided under applicable Law; provided, that the Corporation may, in its sole discretion, allow the party to which such Tax withholding would otherwise apply to pay such Taxes owed on an Exchange for Class A Ordinary Shares in cash in lieu of withholding or deducting such Taxes. To the extent that any of the aforementioned withholding Tax amounts are so withheld and paid to the appropriate Tax authorities, such amounts that are withheld and paid to the appropriate Tax authorities, shall be treated for all purposes of this Agreement as having been delivered and paid to the Exchanging Member in respect of which such deduction and withholding was made.

(d) In the event that any Shareholder is unable to undertake the Exchange due to any restrictions under applicable Law or due to non-receipt of approvals from any regulatory authorities, the parties shall use their reasonable best efforts, within the requirements of applicable Law, to discuss and mutually agree to any Tax efficient mechanism or structure which shall provide the same economic or financial benefit to the Shareholder, assuming that there was no restriction under applicable Law or if appropriate consents were received from the relevant regulatory bodies. The parties shall provide all assistance, information and documents as may be required for any party in order to apply for and/or procure any consents or approvals from any regulatory authorities.

SECTION 2.5 Adjustment. The Exchange Rate shall be adjusted accordingly if there is: (a) any subdivision (by any share split, share distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse share split, reclassification, reorganization, recapitalization or otherwise) of the Sub Shares that is not accompanied by an identical subdivision or combination of the Class A Ordinary Shares or (b) any subdivision (by any stock split, stock dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock split, reclassification, reorganization, recapitalization or otherwise) of the Class A Ordinary Shares that is not accompanied by an identical subdivision or combination of the Sub Shares. If there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Ordinary Shares are converted or changed into another security, securities or other property, then upon any subsequent Exchange, an Exchanging Member shall be entitled to receive the amount of such security, securities or other property that such Exchanging Member would have received if such Exchange had occurred immediately prior to the effective time of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. Except as may be required in the immediately preceding sentence, no adjustments in respect of distributions shall be made upon the exchange of any Sub Share.

SECTION 2.6 Class A Ordinary Shares to be Issued.

(a) The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of issuance upon an Exchange, such number of Class A Ordinary Shares as may be deliverable upon any such Exchange. The Corporation shall at all times ensure that all Class A Ordinary Shares issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable.

(b) The Corporation and Subs shall at all times ensure that the execution and delivery of this Agreement by each of the Corporation and Subs and the consummation by each of the Corporation and Subs of the transactions contemplated hereby (including without limitation, the issuance of the Class A Ordinary Shares) have been duly authorized by all necessary corporate or limited liability company action, as the case may be, on the part of the Corporation and Subs, including, but not limited to, all actions necessary to ensure that the acquisition of Class A Ordinary Shares pursuant to the transactions contemplated hereby, to the fullest extent of the Corporation’s board of directors’ power and authority and to the extent permitted by Law, shall not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated hereby.

(c) At the request of an Exchanging Member the Corporation shall as soon as practicable file a registration statement to register for resale shares subject to an Exchange for registration under the Securities Act and applicable state securities Laws and take all steps necessary to cause such registrations. The Corporation shall also to the extent that a registration statement under the Securities Act is effective and available for Class A Ordinary Shares to be delivered with respect to any Exchange, deliver shares that have been registered under the Securities Act in respect of such Exchange. In the event that any Exchange in accordance with this Agreement is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the Shareholder requesting such Exchange, the Corporation shall use its reasonable best efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. The Corporation shall list the Class A Ordinary Shares required to be delivered upon exchange prior to such delivery upon each national securities exchange or inter-dealer quotation system upon which the outstanding Class A Ordinary Shares may be listed or traded at the time of such delivery.

SECTION 2.7 Corporation Offer or Change of Control.

(a) In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A Ordinary Shares (a “Corporation Offer”) is proposed by the Corporation or is proposed to the Corporation or its shareholders or is otherwise effected or to be effected with the consent or approval of the Corporation, or will undergo a Change of Control, the Shareholders shall be permitted to deliver an Exchange Notice (which Exchange Notice shall be effective immediately prior to the consummation of such

Corporation Offer or Change of Control (and, for the avoidance of doubt, shall be contingent upon such Corporation Offer or Change of Control and not be effective if such Corporation Offer or Change of Control is not consummated)). In the case of a Corporation Offer proposed by the Corporation, the Corporation will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the Shareholders to participate in such Corporation Offer to the same extent or on an economically equivalent basis as the holders of Class A Ordinary Shares without discrimination.

(b) The Corporation shall send written notice to the Shareholders at least 30 days prior to the closing of the transactions contemplated by the Corporation Offer or the Change of Control date notifying them of their rights pursuant to this SECTION 2.7, and setting forth, in the case of a Corporation Offer, (i) a copy of the written proposal or agreement pursuant to which the Corporation Offer will be effected, (ii) the consideration payable in connection therewith, (iii) the terms and conditions of transfer and payment and (iv) the date and location of and procedures for selling Sub Shares, or in the case of a Change of Control, (A) a description of the event constituting the Change of Control, (B) the date of the Change of Control, and (C) a copy of any written proposals or agreement relating thereto. In the event that the information set forth in such notice changes from that set forth in the initial notice, a subsequent notice shall be delivered by the Corporation no less than seven days prior to the closing of the Corporation Offer or date of the Change of Control.

ARTICLE III

SECTION 3.1 Additional Shareholders. To the extent a Shareholder validly transfers any or all of such Shareholders’ Sub Shares to a Qualified Transferee in accordance with, and not in contravention of, the Corporation Governing Documents, the Sub Governing Documents or any other agreement or agreements with the Corporation or any of its subsidiaries, including the Subs, to which a transferring Shareholder may be party, then such Qualified Transferee shall have the right to execute and deliver a joinder to this Agreement, substantially in the form of Exhibit B hereto, whereupon such Qualified Transferee shall become a Shareholder hereunder.

SECTION 3.2 Addresses and Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax, by electronic mail (delivery receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be as specified in a notice given in accordance with this SECTION 3.2):

(a)	If to the Corporation, to:

Aeries Technology, Inc.

Paville House, 5th Floor

Twin Towers Lane, Prabhadevi, Mumbai

Maharashtra, India. Pin – 400025

Attention: Sudhir Panikassery

E-mail: sudhir@aeriestechnology.com

(b)	If to Aeries, to:

Aeries Technology Group Business Accelerators Private Limited

Paville House, 5th Floor

Twin Towers Lane, Prabhadevi, Mumbai

Maharashtra, India. Pin – 400025

Attention: Sudhir Panikassery

E-mail: sudhir@aeriestechnology.com

(c)	If to AARK, to:

Aark Singapore Pte. Ltd.

#11-00, Wisma Atria

435 Orchard Road,

Singapore—238877

Attention: Chairman

Email: chairman@aarksingapore.com

(d)	If to any Shareholder, to the address or other contact information set forth in the records of either Sub from time to time.

SECTION 3.3 Further Action. Each party hereto agrees that it will from time to time, upon the reasonable request of another party, execute such documents and instruments and take such further action as may be required to accomplish the purposes of this Agreement.

SECTION 3.4 Binding Effect. All of the terms and provisions of this Agreement shall be binding upon the parties and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Shareholder only to the extent that they are permitted successors and assigns pursuant to the terms hereof. No party hereto may assign its rights hereunder except as herein expressly permitted.

SECTION 3.5 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Authority, the remaining provisions of this Agreement, to the extent permitted by Law shall remain in full force and effect; provided, that the essential terms and conditions of this Agreement for all parties remain valid, binding and enforceable.

SECTION 3.6 Amendment. The terms and provisions of this Agreement may only be waived, modified or amended by a written agreement by all parties hereto.

SECTION 3.7 Waiver. No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

SECTION 3.8 Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any Action based upon, arising out of or related to this Agreement must be brought in the federal and state courts sitting in New York County, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this SECTION 3.8.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

SECTION 3.9 Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party.

SECTION 3.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that such parties shall be entitled to specific performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity, without the necessity of posting a bond or other security or the burden of proving actual damages.

SECTION 3.11 Independent Nature of Shareholders’ Rights and Obligations. The obligations of each Shareholder hereunder are several and not joint with the obligations of any other Shareholder, and no Shareholder shall be responsible in any way for the performance of the obligations of any other Shareholder hereunder. The decision of each Shareholder to enter into this Agreement has been made by such Shareholder independently of any other Shareholder. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the Shareholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Shareholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. The Corporation acknowledges that the Shareholders are not acting in concert or as a group, and the Corporation will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

SECTION 3.12 Applicable Law. This Agreement, the legal relations between the parties and any Action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws except (i) Sections 5-1401 and 5-1402 of the New York General Obligations Law and (ii) to the extent that certain matters are preempted by federal Law or are governed as a matter of controlling Law by the Law of the jurisdiction of organization of the respective parties, including the Laws of India, Singapore and the Cayman Islands.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

Aeries Technology, Inc.

By:
Name:
Title:

[Signature Page to Exchange Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

Aeries Technology Group Business Accelerators Private Limited

By:
Name:
Title:

[Signature Page to Exchange Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

Aark Singapore Pte. Ltd.

By:
Name:
Title:

[Signature Page to Exchange Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

[Shareholder]

By:
Name:
Title:

[Signature Page to Exchange Agreement]

EXHIBIT A-1

CALL NOTICE

[_______]

Reference is hereby made to the Exchange Agreement, dated as of [•], 2023 (as amended from time to time, the “Exchange Agreement”), by and among Aeries Technology Group Business Accelerators Private Limited, an Indian private company limited by shares, with company registration number U74999MH2014PTC257474, Aeries Technology, Inc., a Cayman Islands exempted company limited by shares (“Corporation”), Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D, and the Shareholders from time to time party thereto (each, a “Holder”). Capitalized terms used but not defined herein shall have the meanings given to them in the Exchange Agreement.

The Corporation hereby irrevocable gives notice to the Holder specified below of the exercise of its option to purchase the number of Sub Shares as set forth below in Exchange for Class A Ordinary Shares or the Cash Exchange Payment, as applicable, as set forth in the Exchange Agreement.

Legal Name of Holder: ____________________________________________________

Number of Sub Shares to be Exchanged: ________________________________________

Form of Exchange: __________________________________________________________

The undersigned hereby represents and warrants that (a) the undersigned has full legal capacity to execute and deliver this Call Notice and to perform the undersigned’s obligations hereunder; (b) this Call Notice has been duly executed and delivered by the undersigned and is the legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms thereof or hereof, as the case may be, subject to applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and the availability of equitable remedies; and (c) no consent, approval, authorization, order, registration or qualification of any third party or with any court or governmental agency or body having jurisdiction over the undersigned or the Sub Shares subject to this Call Notice is required to be obtained by the undersigned for the transfer of such Sub Shares to the Corporation.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Call Notice to be executed and delivered by the undersigned or by its duly authorized attorney.

Aeries Technology, Inc.

By:
Name:
Title:
Dated:

[Signature Page to Call Notice]

EXHIBIT A-2

EXCHANGE NOTICE

Aeries Technology, Inc.

[_______]

Attention: Board of Directors for the Corporation

Reference is hereby made to the Exchange Agreement, dated as of [•], 2023 (as amended from time to time, the “Exchange Agreement”), by and among Aeries Technology Group Business Accelerators Private Limited, an Indian private company limited by shares, with company registration number U74999MH2014PTC257474, Aeries Technology, Inc., a Cayman Islands exempted company limited by shares (“Corporation”), Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D, and the Shareholders from time to time party thereto (each, a “Holder”). Capitalized terms used but not defined herein shall have the meanings given to them in the Exchange Agreement.

The undersigned Holder hereby transfers the number of Sub Shares in Exchange for Class A Ordinary Shares to be issued in its name as set forth below, or the Cash Exchange Payment, as applicable, as set forth in the Exchange Agreement.

Legal Name of Holder: ____________________________________________________

Address: ________________________________________________________________

Number of Sub Shares to be Exchanged: ________________________________________

Form of Exchange: __________________________________________________________

Brokerage Account/Bank Account Details: ________________________________________

The undersigned hereby represents and warrants that (a) the undersigned has full legal capacity to execute and deliver this Exchange Notice and to perform the undersigned’s obligations hereunder; (b) this Exchange Notice has been duly executed and delivered by the undersigned and is the legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms thereof or hereof, as the case may be, subject to applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and the availability of equitable remedies; (c) the Sub Shares subject to this Exchange Notice are being transferred to the Corporation, free and clear of any pledge, lien, security interest, encumbrance, equities or claim; and (d) no consent, approval, authorization, order, registration or qualification of any third party or with any court or governmental agency or body having jurisdiction over the undersigned or the Sub Shares subject to this Exchange Notice is required to be obtained by the undersigned for the transfer of such Sub Shares to the Corporation.

The undersigned hereby irrevocably constitutes and appoints any officer of the Corporation as the attorney of the undersigned, with full power of substitution and resubstitution in the premises, to do any and all things and to take any and all actions that may be necessary to transfer to the Corporation the Sub Shares subject to this Exchange Notice and to deliver to the undersigned the Stock Exchange Payment or Cash Exchange Payment, as applicable, to be delivered in exchange therefor.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Exchange Notice to be executed and delivered by the undersigned or by its duly authorized attorney.

Name:
Dated:

[Signature Page to Exchange Notice]

EXHIBIT B

JOINDER

This Joinder Agreement (“Joinder Agreement”) is a joinder to the Exchange Agreement, dated as of [•], 2023 (as amended from time to time, the “Exchange Agreement”), among Aeries Technology, Inc., a Cayman Islands exempted company limited by shares (together with any successor thereto, the “Corporation”), Aeries Technology Group Business Accelerators Private Limited, an Indian private company limited by shares, with company registration number U74999MH2014PTC257474, Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D, and each of the Shareholders from time to time party thereto. Capitalized terms used but not defined in this Joinder Agreement shall have their meanings given to them in the Exchange Agreement. This Joinder Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware. In the event of any conflict between this Joinder Agreement and the Exchange Agreement, the terms of this Joinder Agreement shall control.

The undersigned hereby joins and enters into the Exchange Agreement having acquired Sub Shares in Aeries Technology Group Business Accelerators Private Limited and/or Aark Singapore Pte. Ltd.. By signing and returning this Joinder Agreement to the Corporation, the undersigned accepts and agrees to be bound by and subject to all of the terms and conditions of and agreements of a Shareholder contained in the Exchange Agreement, with all attendant rights, duties and obligations of a Shareholder thereunder. The parties to the Exchange Agreement shall treat the execution and delivery hereof by the undersigned as the execution and delivery of the Exchange Agreement by the undersigned and, upon receipt of this Joinder Agreement by the Corporation and by Aeries Technology Group Business Accelerators Private Limited and/or Aark Singapore Pte. Ltd., as applicable, the signature of the undersigned set forth below shall constitute a counterpart signature to the signature page of the Exchange Agreement.

Name:

Address for Notices

Attention:

With copies to:

EXHIBIT C

EXERCISE CONDITIONS

The satisfaction of:

(a)	The following condition:

(i)	Approval from Reserve Bank of India and any other regulatory approvals, if required; and

(b)	at least two of the following conditions:

(i)	Consolidated twelve month EBITDA of all operating entities in which Corporation has direct or indirect shareholding achieves at least USD 6 million;

(ii)	Consolidated twelve month revenue of all entities in which Corporation has a direct or indirect shareholding achieves at least USD 60 million;

(iii)	Minimum trading volume of Corporation (26 weeks average volume will be considered as the benchmark) of 60,000 shares;

(iv)	Achievement of post transaction trading price of at least USD 10.00 for 10 or more trading days in a 20 day period;

(v)	Raising of funding of at least USD 10 million at Corporation level or its Subsidiary(ies); or

(vi)	Acquisition of one other business/company by Corporation or one of its subsidiary(ies) with a value of at least $5 million.

Exhibit 10.2

SPONSOR SUPPORT AGREEMENT

THIS SPONSOR SUPPORT AGREEMENT, dated as of March 11, 2023 (this “Agreement”), by and among Worldwide Acquisition Sponsor, LLC, a Cayman Islands limited liability company (“Sponsor”), Worldwide Webb Acquisition Corp., a Cayman Islands exempted company limited by shares (“Parent”), and Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”).

WHEREAS, Parent, AARK and WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned Subsidiary of Parent, with company registration number 202300520W (“Amalgamation Sub”), propose to enter into, concurrently herewith, a business combination agreement in the form attached hereto as Exhibit A (the “BCA”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the BCA), which provides for, among other things, a business combination between Parent, Amalgamation Sub and the Company;

WHEREAS, Sponsor owns of record the number of shares of Parent as set forth on Exhibit B hereto (all such shares of Parent and any shares of Parent of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement being referred to herein as the “Shares”);

WHEREAS, the parties hereto intend that the Shares set forth on Exhibit B hereto may be used as Extension Transfer Shares, pursuant to the terms set forth herein; and

WHEREAS, in order to induce AARK to enter into the BCA, Sponsor, Parent and AARK desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1. Agreement to Vote. Sponsor hereby agrees to vote, at any meeting of the Parent Shareholders, including the Parent Shareholders’ Meeting, and in any action by written consent of the Parent Shareholders, all Shares held by Sponsor at such time in favor of the approval and adoption of the BCA, the other Transaction Documents to which Parent is a party and the Transactions. Sponsor acknowledges receipt and review of a copy of the BCA.

2. Surrender and Cancellation or Transfer of Shares. Sponsor hereby agrees that, subject to consummation of the Amalgamation, 1,500,000 Parent Class B Ordinary Shares held by Sponsor as of immediately prior to the Amalgamation Effective Time, shall be surrendered to Parent for no consideration and cancelled by Parent effective as of the Amalgamation Effective Time (such cancelled shares, the “Cancelled Shares”). Notwithstanding the foregoing, Sponsor may transfer up to 1,000,000 Parent Class B Ordinary Shares to third parties in connection with seeking approval of a Parent Extension Proposal (the “Extension Transfer Shares”). Such Extension Transfer Shares so transferred shall reduce (one for one) the number of Cancelled Shares. For example, if Sponsor transfers 500,000 Extension Transfer Shares, then the number of Cancelled Shares shall be reduced by 500,000 and shall be 1,000,000.

3. Earnout Shares. Subject to consummation of the Amalgamation, immediately following consummation of the Amalgamation, (i) without prejudice to the right of AARK to terminate the BCA pursuant to Section 11.1(h) thereto, if Parent Available Cash is less than $50.0 million, then at the Amalgamation Effective Time, Sponsor shall surrender to Parent for no consideration 1,500,000 Parent Class A Ordinary Shares issued to Sponsor upon conversion of the Parent Class B Ordinary Shares held by Sponsor in connection with the Amalgamation, and Parent shall cancel such Shares effective as of the Amalgamation Effective Date; and (ii) if Parent Available Cash is $50.0 million or more, then at the Amalgamation Effective Time Sponsor will place 1,500,000 Parent Class A Ordinary Shares issued to Sponsor upon conversion of the Parent Class B Ordinary Shares held by Sponsor in connection with the Amalgamation into escrow (the “Earnout Shares”) to be held in escrow pursuant to an escrow agreement to be mutually agreed upon, by and among Sponsor, Parent, and AARK, and a mutually agreed upon escrow agent. Earnout Shares shall be released from escrow pursuant to such escrow agreement, and delivered to Sponsor upon the satisfaction of the following thresholds (each, a “Triggering Event”):

(a) if at any time from the Amalgamation Effective Time through the date that is the fifth anniversary of the Amalgamation Effective Time the VWAP of Parent Class A Ordinary Shares is greater than or equal to $12.00 over any 20 trading days within any 30 trading day period (the “$12.00 Tranche”), Sponsor will receive one-third (1/3) of the Earnout Shares, which shall be released within 10 Business Days following such determination;

(b) if at any time from the Amalgamation Effective Time through the date that is the fifth anniversary of the Amalgamation Effective Time the VWAP of Parent Class A Ordinary Shares is greater than or equal to $14.00 over any 20 trading days within any 30 trading day period (the “$14.00 Tranche”), Sponsor will receive an additional one-third (1/3) of the Earnout Shares, which shall be released within 10 Business Days following such determination; and

(c) if at any time from the Amalgamation Effective Time through the date that is the fifth anniversary of the Amalgamation Effective Time the VWAP of Parent Class A Ordinary Shares is greater than or equal to $16.00 over any 20 trading days within any 30 trading day period (the “$16.00 Tranche”), Sponsor will receive the final one-third (1/3) of the Earnout Shares, which shall be released within 10 Business Days following such determination.

The price targets in clauses (a) through (c) above shall be equitably adjusted for stock splits, stock dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Parent Class A Ordinary Shares. In the event that there is a Change of Control after the Amalgamation Effective Time and prior to the date that is five years following the Amalgamation Effective Time, the Earnout Shares (to the extent a Triggering Event has not already occurred with respect to any portion of the Earnout Shares) shall be vested and released to Sponsor prior to such Change of Control, such that the holders of the Earnout Shares shall be entitled to receive in such transaction the consideration which would have been issuable to them in that transaction (including the right to elect to receive different forms of consideration) if they had held the Earnout Shares immediately prior to the consummation thereof. For purposes hereof, “VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00

2

p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc.

If the conditions set forth in either Section 3(a), 3(b), or 3(c) have not been satisfied following the fifth anniversary of the Amalgamation Effective Time, any of the Earnout Shares remaining in the escrow account pursuant to the escrow agreement shall be automatically forfeited and delivered by the escrow agent to Parent for cancellation and Sponsor shall not have any right to receive such Earnout Shares or any benefit therefrom.

4. Exclusivity. Sponsor hereby agrees to cause Parent and Amalgamation Sub to abide by the terms of Section 8.2(b) of the BCA.

5. Transfer of Shares. Sponsor agrees that, except in connection with seeking approval of a Parent Extension Proposal, it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA, (b) deposit any Shares into a voting trust or enter into a voting Contract or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any Contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; provided that the foregoing shall not prohibit the transfer of the Shares to an Affiliate of Sponsor, but only if such Affiliate of Sponsor shall execute this Agreement or a joinder agreeing to become a party to this Agreement.

6. Representations and Warranties. Sponsor represents and warrants to AARK and Parent as follows:

(a) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) if applicable, conflict with or result in a breach of or constitute a default under any provision of Sponsor’s Governing Documents.

(b) As of the date of this Agreement, Sponsor owns exclusively of record and has good and valid title to the Shares set forth on Exhibit B free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities Laws and (iii) Parent’s Governing Documents, and as of the date of this Agreement, Sponsor has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Shares, and Sponsor does not own, directly or indirectly, any other Shares.

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(c) Sponsor has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by Sponsor.

7. Termination. This Agreement and the obligations of the parties hereto under this Agreement shall automatically terminate upon the earliest of: (a) the Amalgamation Effective Time; (b) the valid termination of the BCA in accordance with its terms; and (c) the mutual written agreement of all the parties hereto. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination shall not relieve any party from liability for a willful and intentional breach of this Agreement occurring prior to its termination.

8. Miscellaneous.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, provided that such costs and expenses shall be considered to be Parent Transaction Expenses or Group Companies Transaction Expenses, as applicable, and provided further that, at the Amalgamation Effective Time, Parent shall pay, or cause to be paid, such transaction expenses pursuant to Section 10.3 of the BCA.

(b) All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (iii) on the next Business Day when sent by overnight courier (receipt requested) or (iv) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Sponsor or, prior to the Amalgamation Effective Time, Parent, to:

Worldwide Webb Acquisition Corp.

Worldwide Webb Acquisition Sponsor, LLC

770 E Technology Way F13-16

Orem, UT 84097

Attention: Daniel Webb

Email: daniel@wwac1.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201 Attention: Alain Dermarkar

Email: alain.dermarkar@shearman.com

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and

Shearman & Sterling LLP

Bank of America Tower

800 Capitol Street, Suite 2200

Houston, TX 77022

Attention: William B. Nelson

Email: bill.nelson@shearman.com

If to AARK or, from and after the Amalgamation Effective Time, Parent, to:

Aark Singapore Pte. Ltd.

#11-00, Wisma Atria

435 Orchard Road

Singapore—238877

Attention: Chairman

Email: chairman@aarksingapore.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York

Attention: Rajiv Khanna

Email: rajiv.khanna@nortonrosefulbright.com

(c) If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take all actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

(d) Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the term “Exhibit”

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refers to the specified Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns.

(e) This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(f) This Agreement and the BCA constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without the prior written consent shall be void.

(g) This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and each of their permitted successors and assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(i) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to principles or rules of conflict of Laws except Sections 5-1401 and 5-1402 of the New York General Obligations Law. Any Action based upon, arising out of or related to this Agreement must be brought in the federal and state courts sitting in New York County, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 8(i).

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(j) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

(k) Without further consideration, each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(l) This Agreement shall not be effective or binding upon any party hereto until after such time as the BCA is executed and delivered by AARK, Parent and Amalgamation Sub.

(m) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

WORLDWIDE WEBB ACQUISITION CORP.

By	/s/ Daniel Webb
Name:	Daniel Webb
Title:	CEO

WORLDWIDE WEBB ACQUISITION SPONSOR, LLC

By	/s/ Daniel Webb
Name:	Daniel Webb
Title:	Manager

AARK SINGAPORE PTE. LTD.

By	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar
Title:	CEO

[Signature Page to Sponsor Support Agreement]

EXHIBIT A

FORM OF BUSINESS COMBINATION AGREEMENT

EXHIBIT B

Sponsor Shares

	Number and Class of Shares Owned	Number and Class of Shares to be Surrendered and Cancelled at the Amalgamation Effective Time	Number and Class of Shares Subject to Earnout
Worldwide Webb Acquisition Sponsor, LLC	4,500,000 Class B Ordinary Shares	1,500,000 Class B Ordinary Shares	1,500,000 Class A Ordinary Shares

Exhibit 10.3

SELLERS SUPPORT AGREEMENT

This SELLERS SUPPORT AGREEMENT, dated as of March 11, 2023 (this “Agreement”), is made by and among Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”), Worldwide Webb Acquisition Corp., a Cayman Islands exempted company limited by shares (“Parent”), and certain of the shareholders of Aeries Technology Group Business Accelerators Private Limited, an Indian private company limited by shares with company registration number U74999MH2014PTC257474 (the “Company”) whose names appear on the signature pages of this Agreement (each, a “Company Shareholder” and, collectively, the “Company Shareholders”).

WHEREAS, AARK, Parent and WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned Subsidiary of Parent, with company registration number 202300520W (“Amalgamation Sub”), propose to enter into, concurrently herewith, a business combination agreement in the form attached hereto as Exhibit A (the “BCA”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, Amalgamation Sub and AARK will amalgamate and continue as one company, with AARK being the surviving entity and becoming a subsidiary of Parent and as a result thereof, the Company becoming a subsidiary of Parent;

WHEREAS, each Company Shareholder owns beneficially and of record the number of shares of the Company as set forth opposite such shareholder’s name on Exhibit B hereto (all such shares of the Company and any shares of the Company of which ownership of record or the power to vote is hereafter acquired by the shareholders prior to the termination of this Agreement being referred to herein as the “Company Shares”), which Company Shares, together with the Company Shares held by AARK, represent all of the issued and outstanding equity of the Company; and

WHEREAS, the shareholder of AARK owns beneficially and of record the number of shares of AARK as set forth opposite his name on Exhibit B hereto (all such shares of AARK and any shares of AARK of which ownership of record or the power to vote is hereafter acquired by the shareholder of AARK prior to the termination of this Agreement, including following the AARK Stock Split, being referred to herein as the “AARK Shares”), which AARK Shares represent all of the issued and outstanding equity of AARK.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1. Agreement to Vote. Each Company Shareholder , with respect to his, her or its Company Shares, hereby agrees to vote, at any meeting of the Company Shareholders, and in any action by written consent of the Company Shareholders, all Company Shares held by such shareholder at such time (i) in favor of the approval and adoption of the BCA and the other Transaction Documents to which the Company is a party and the Transactions (including the Pre-Closing Restructuring), (and each shareholder agrees to deliver to the Company the Company Shareholder Approval promptly, and in any event within twenty-four (24) hours, after execution of this Agreement) and (ii) against any action, agreement, transaction or proposal that would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the BCA or that would impede in any material respect the Transactions.

2. Transfer of Shares. Each Company Shareholder agrees that he, she or it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Company Shares or any other Equity Securities of the Company or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA, (ii) deposit any Company Shares or any other Equity Securities of the Company into a voting trust or enter into a voting Contract or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (iii) enter into any Contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Company Shares or any other Equity Securities of the Company; provided that the foregoing shall not prohibit the transfer of the Company Shares by a Company Shareholder to an Affiliate of such Company Shareholder, but only if such Affiliate of Company Shareholder shall execute this Agreement or a joinder agreeing to become a party to this Agreement.

3. Compliance with the BCA.

(a) Each Company Shareholder hereby agrees to cause the Company and the Company’s Subsidiaries to comply with the covenants and agreements in the BCA applicable to the Company and the Company’s Subsidiaries as if the Company and the Company’s Subsidiaries were a party thereto.

(b) Each Company Shareholder hereby agrees, and agrees to cause the Company, to take all actions required by the BCA and necessary to effect the Transactions (including the Pre-Closing Restructuring).

(c) Each of the Company Shareholders, and their respective Affiliates, shall cooperate to provide the Big Four Accounting Firm with such assistance and information as may be reasonably necessary to facilitate preparation of (i) the Big Four Opinion to be prepared pursuant to Section 6.9 of the BCA and (ii) any other ancillary documents reasonably necessary for the preparation of the Big Four Opinion.

4. Exclusivity. Each Company Shareholder hereby agrees to abide and be bound by the terms of Section 8.2(a) of the BCA as if such Company Shareholder, as applicable, were a party to the BCA. Each Company Shareholder hereby agrees to cause the Group Companies to abide and be bound by the terms of Section 8.2(a) of the BCA as if each such Group Company were a party to the BCA.

5. Company Exchange Agreements. Each Company Shareholder hereby agrees to, at the Amalgamation Effective Time, enter into an exchange agreement with the Company and Parent in the form attached as Exhibit B to the BCA, pursuant to which, each Company Shareholder shall have the right to exchange his or its Company Ordinary Shares for newly issued Parent Class A Ordinary Shares subject to and in accordance with the terms thereof.

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6. AARK Exchange Agreement. AARK hereby agrees to, at the Amalgamation Effective Time, enter into an exchange agreement with Parent and the Sole Shareholder, in the form attached as Exhibit B to the BCA pursuant to which, the Sole Shareholder shall have the right to exchange his, or its, Parent Class V Ordinary Shares for newly issued Parent Class A Ordinary Shares subject to and in accordance with the terms thereof.

7. Representations and Warranties. Each Company Shareholder and AARK, severally and not jointly, represents and warrants to Parent as follows:

(a) The execution, delivery and performance by such Company Shareholder of this Agreement and the consummation by such Company Shareholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Company Shareholder, as applicable, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any encumbrance on any Company Shares or the AARK Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) if applicable, conflict with or result in a breach of or constitute a default under any provision of such Company Shareholder’s Governing Documents.

(b) As of the date of this Agreement, such Company Shareholder owns exclusively of record and has good and valid title to the Company Shares set forth opposite such Shareholder’s name on Exhibit B free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities laws and (iii) the Company’s or AARK’s Governing Documents, as applicable. Such Company Shareholder has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Company Shares, and such shareholder does not own, directly or indirectly, any other Company Shares or AARK Shares. The AARK Shares are the only equity interests of AARK issued and outstanding.

(c) Such Company Shareholder and AARK has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Company Shareholder, as applicable.

8. Termination. This Agreement and the obligations of the parties hereto under this Agreement shall automatically terminate upon the earliest of: (a) the Amalgamation Effective Time; (b) the valid termination of the BCA in accordance with its terms; and (c) the effective date of a written agreement of all the parties hereto terminating this Agreement. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination shall not relieve any party from liability for a willful and intentional breach of this Agreement occurring prior to its termination.

9. Miscellaneous.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, provided that such costs and expenses shall be considered to be Parent Transaction Expenses or Group Companies Transaction Expenses, as applicable, and provided further that, at the Amalgamation Effective Time, Parent shall pay, or cause to be paid, such transaction expenses pursuant to Section 10.3 of the BCA.

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(b) All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (iii) on the next Business Day when sent by overnight courier (receipt requested) or (iv) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to AARK, to:

Aark Singapore Pte. Ltd.

#11-00, Wisma Atria

435 Orchard Road

Singapore—238877

Attention: Chairman

Email: chairman@aarksingapore.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York

Attention: Rajiv Khanna

Email: rajiv.khanna@nortonrosefulbright.com

If to Parent, to:

Worldwide Webb Acquisition Corp.

770 E Technology Way F13-16

Orem, UT 84097

Attention: Daniel Webb

Email: daniel@wwac1.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

2601 Olive Street, 17th Floor

Dallas, TX 75201

Attention: Alain Dermarkar

Email: alain.dermarkar@shearman.com

4

and

Shearman & Sterling LLP

Bank of America Tower

800 Capitol Street, Suite 2200

Houston, TX 77022

Attention: William B. Nelson

Email: bill.nelson@shearman.com

If to a Company Shareholder or to AARK, to the address or email address set forth for person on the signature page hereof.

(c) If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take all actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

(d) Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the term “Exhibit” refers to the specified Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns.

(e) This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(f) This Agreement and the BCA constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without the prior written consent shall be void.

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(g) This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and each of their permitted successors and assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(i) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to principles or rules of conflict of Laws except Sections 5-1401 and 5-1402 of the New York General Obligations Law. Any Action based upon, arising out of or related to this Agreement must be brought in the federal and state courts sitting in New York County, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 9(i).

(j) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

(k) Without further consideration, each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(l) This Agreement shall not be effective or binding upon any party hereto until after such time as the BCA is executed and delivered by AARK, Parent and Amalgamation Sub.

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(m) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AARK SINGAPORE PTE. LTD.

By:	/s/ Venu Raman Kumar
Name: Venu Raman Kumar
Title: CEO

[Signature Page to Sellers Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel Webb
Name: Daniel Webb
Title: CEO

[Signature Page to Sellers Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AERIES EMPLOYEE STOCK OPTION TRUST

By	/s/ Ashok Joshi
Name: Ashok Joshi
Title: Trustee

MR. SUDHIR APPUKUTTAN PANIKASSERY

/s/ Sudhir Appukuttan Panikassery

MR. BHISHAM KHARE

/s/ Bhisham Khare

MR. UNNIKRISHNAN BALAKRISHNAN NAMBIAR

/s/ Unnikrishnan Balakrishnan Nambiar

[Signature Page to Sellers Support Agreement]

EXHIBIT A

FORM OF BUSINESS COMBINATION AGREEMENT

EXHIBIT B

SHAREHOLDERS

Aark Singapore Pte. Ltd.
Name of AARK Shareholder	Number of AARK Shares Owned
Mr. Venu Raman Kumar	10
Total	10

Aeries Technology Group Business Accelerators Private Limited
Name of Company Shareholder	Number of Company Shares Owned
Aark Singapore Pte Ltd	1,744,427
Aeries Employee Stock Option Trust	355,465
Mr. Sudhir Appukuttan Panikassery	182,095
Mr. Bhisham Khare	59,110
Mr. Unnikrishnan Balakrishnan Nambiar	59,118
Total	2,400,215

Exhibit 99.1

Aeries Technology Enters Into Definitive Merger Agreement with Worldwide Webb Acquisition Corp (NASDAQ: WWAC)

Aeries Technology has been operating cash flow positive since 2013

Management team has proven record of success and prior public company experience

Pro forma implied market capitalization of the combined company will be approximately $650 million

Bonus share structure significantly reduces cost basis for non-redeeming shareholders

NEW YORK CITY, New York. (March 13, 2023) – Aark Singapore Pte Ltd, and its subsidiary (“Aeries Technology” or “Aeries”), a global professional services and consulting partner for business leadership teams, private equity sponsors, and their portfolio companies, and Worldwide Webb Acquisition Corp. (NASDAQ: WWAC), a publicly traded special purpose acquisition company, today announced that they have entered into a definitive merger agreement that will result in Aeries Technology becoming a publicly listed company.

Aeries is a global professional services and consulting partner with a deep pool of talented employees specializing in Technology Services, Business Process Management, and Digital Transformation initiatives that are specifically tailored to meet the unique needs of top management and leadership teams of businesses including leading private equity sponsors and their portfolio companies, who are seeking higher operational effectiveness, greater flexibility and consistent, guaranteed cost efficiencies. The Aeries team delivers an array of comprehensive and innovative business solutions to enable global organizations to achieve business objectives at an accelerated pace at a fraction of the cost of hiring internal resources. Aeries also offers an expanding specialty services practice in multiple verticals such as IT infrastructure, finance & accounting, process automation, business systems and implementation of emerging technologies encompassing organization-wide optimization opportunities while integrating into the client’s business structure.

Aeries’ deeply experienced management team, led by accomplished entrepreneur Raman Kumar, has worked together for two decades and founded a number of successful businesses, including formerly-Nasdaq listed M-Modal which was sold to One Equity Partners in 2012. In just two years since founding Aeries Technology, the business became cash flow positive, and now a decade later boasts partnerships with reputable businesses including leading Private Equity firms in the technology space and their Portfolio Companies, approximately 1,500 employees, expanding geographical coverage with service area augmentation, and increasing profitability. Priding themselves on purpose-built teams under a differentiated engagement model coupled with emerging technology and analytics solutions that transform the cost and operational structure of the client organizations, Aeries Technology’s streamlining and business process management solutions lead to a 65 percent annualized customer savings, on average.

Management Comments

“Aeries is excited to enter the public markets as we believe the opportunity provided by this transaction will fuel our projected growth and help us achieve our mission of providing superior solutions to our clients. We want to revolutionize the way companies outsource technology and business process services by helping to build internal solutions for their most complex challenges through our ‘One Team’

culture and seamlessly integrating Aeries Technology professionals across teams, from technology to finance, operations, and HR. This approach enables our client to face any future issues that may arise, with the quality talent we have selected specifically for their deployment enabling them to effectively meet the challenges of today’s short business cycles and competitive environment. As companies around the world seek to control costs while moving forward with mission critical digital transformation initiatives, Aeries is the perfect partner to help executive teams accomplish their business goals while continuing to optimize budgets. We look forward to joining forces with the Worldwide Webb team and believe we have found the right partner to enter the public markets.” – Sudhir Panikassery, CEO of Aeries

“Our team was incredibly impressed by Aeries Technology’s track record of proven results and their distinctive and innovative approach to problem solving for their customers. They have positioned themselves well for significant growth and increasing an already impressive profitability profile, which makes them the ideal target to take public in the current market. Aeries has shown they are capable of hiring exceptional talent to tackle the complex issues presented by portfolio companies and their private equity sponsors in a cost-efficient way, while keeping their own cost structure extremely low. With their unique business model and collaboration with leading companies and financial sponsors, they are set up to quickly gain market share in a massive addressable market. I could not be more thrilled to work with the Aeries Technology team and look forward to a very successful partnership.” – Daniel Webb, CEO of Worldwide Webb Acquisition Corp.

Transaction Details

The business combination values Aeries Technology at an implied market capitalization of $656 million, assuming no redemptions by Worldwide Webb Acquisition Corp. and including $50 million of additional capital. 3.75 million shares are available to incentivize investors to not redeem shares during the closing of the transaction. Aeries existing shareholders are rolling 100% of their equity into the transaction.

The board of directors of both Aeries Technology and Worldwide Webb Acquisition Corp. have each approved the proposed transaction. Completion of the proposed merger transaction is subject to the approval of Worldwide Webb stockholders and other customary closing conditions.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Worldwide Webb with the Securities and Exchange Commission (“SEC”) and will be available on Worldwide Webb’s investor website at www.wwac1.com and at the SEC’s website at www.sec.gov.

Conference Call Details

Management of Aeries Technology and Worldwide Webb will discuss the proposed business combination on a conference call, the recording of which can be accessed at www.wwac1.com or directly here. A transcript of the conference call will be filed by Worldwide Webb with the SEC and available on the SEC’s website at www.sec.gov.

Advisors

D.A. Davidson and Roth Capital Partners are acting as capital markets advisors on the deal. Norton Rose

Fulbright and Shearman & Sterling are representing Aeries Technology and Worldwide Webb Acquisition Corp., respectively, as legal counsel.

About Aeries Technology

Aeries Technology is a global professional services and consulting partner for businesses in transformation mode and their stakeholders including Private Equity sponsors and their portfolio companies with engagement models that are designed to provide the right mix of deep vertical specialty, functional expertise, and the right systems & solutions to scale, optimize and transform a client’s business operations. Founded in 2012, Aeries Technology now has over 1,500 professionals on staff and counts a number of leading Private Equity sponsors and their portfolio companies as clients, including Alegeus, Stratus, and Newfold Digital.

About Worldwide Webb Acquisition Corp.

Worldwide Webb Acquisition Corp. is a special purpose acquisition company founded by Daniel

Webb, a former technology investment banker and private equity investor, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Where You Can Find Additional Information

This Press Release relates to a proposed business combination transaction among Worldwide Webb Acquisition Corp (“WWAC”) and Aark Singapore Pte Ltd (“AARK”) pursuant to which AARK and Aeries would become subsidiaries of WWAC, and WWAC would be renamed Aeries Technology, Inc. In connection with the proposed transaction, WWAC intends to file with the SEC a proxy statement to solicit shareholder approval of the proposed business combination (“proxy statement”). The definitive proxy statement (if and when available) will be delivered to WWAC’s shareholders. WWAC may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WWAC ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement (if and when available) and other documents that are filed or will be filed with the SEC by WWAC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WWAC will be available free of charge at Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT 84097, attention: Chief Executive Officer.

Participants in the Solicitation

WWAC and its directors and executive officers are participants in the solicitation of proxies from the shareholders of WWAC in respect of the proposed transaction. Information about WWAC’s directors and executive officers and their ownership of WWAC’s Class A ordinary shares is set forth in WWAC’s Annual Report on Form 10-K for the partial-year ended December 31, 2021 filed with the SEC on April 1, 2022, and as amended on August 24, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Aeries, Aark Singapore Pte Ltd and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of WWAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination.

Cautionary Note Regarding Forward-Looking Statements

This Press Release contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, and the anticipated timing of closing of the proposed transaction. These forward-looking statements are intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of WWAC’s securities; (iv) the risk that the transaction may not be completed by WWAC’s business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by WWAC; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Business Combination Agreement by the shareholders of WWAC, the satisfaction of the minimum cash on hand condition following redemptions by the public shareholders of WWAC and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) unexpected costs or unexpected liabilities that may result from the proposed transactions, whether or not consummated; (viii) the impact of COVID-19 on Aeries’ business and/or the ability of the Parties to complete the proposed transaction; (ix) the effect of disruption from the announcement or pendency of the transaction on Aeries’ business relationships, performance, and business generally; (x) risks that the proposed transaction disrupts current plans and operations of Aeries and potential difficulties in Aeries employee retention as a result of the proposed transaction; (xi) the outcome of any legal proceedings that may be instituted against Aeries or WWAC related to the Business Combination Agreement or the proposed transaction; (xii) the ability to maintain the listing of WWAC’s securities on the Nasdaq Global Market; (xiii) potential volatility in the price of

WWAC’s securities due to a variety of factors, including economic conditions and the effects of these conditions on Aeries’ clients’ businesses and levels of activity, risks related to an economic downturn or recession in India, the United States and other countries around the world, fluctuations in earnings, fluctuations in foreign exchange rates, Aeries’ ability to manage growth, intense competition in IT services including those factors which may affect Aeries’ cost advantage, wage increases in India, the ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, Aeries’ ability to manage the international operations, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, changes in laws and regulations affecting Aeries’s business and changes in the combined company’s capital structure; (xiv) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) WWAC’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; and (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations. The forward-looking statements contained in this report are also subject to additional risks, uncertainties, and factors, including those described in WWAC’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by WWAC from time to time. The forward-looking statements included in this report are made only as of the date hereof. None of Aeries, WWAC or any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, subsequent events, circumstances or otherwise, except as may be required by any applicable securities laws.

No Offer or Solicitation

This Press Release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement or any other document that WWAC may file with the SEC or send to WWAC’s shareholders in connection with the proposed transaction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Aeries Technology

Media:

Katie Creaser

AeriesPR@icrinc.com

Investors:

Ryan Gardella

AeriesIR@icrinc.com

For Worldwide Webb Acquisition Corp:

Daniel Webb

daniel@wwac1.com

Exhibit 99.2

AERIES

Management Presentation

WWAC

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nw
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sw
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March 2023

Management Presentation March 2023 Exhibit 99.2

Disclaimer…(1/2) This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, and further include, without limitation, statements reﬂecting our current views with respect to, among other things, our operations, our ﬁnancial performance, our industry, the impact of the COVID-19 global pandemic on our business, and other non-historical statements including the statements in the “Financial Outlook” section of this presentation. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Certain statements in this presentation concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Aeries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law. This presentation includes certain ﬁnancial measures not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including Net Income, Net Income Margin, Earnings Per Share, EBITDA, and EBITDA Margin, which are used by management in making operating decisions, allocating ﬁnancial resources, and internal planning and forecasting, and for business strategy purposes, have certain limitations, and should not be construed as alternatives to ﬁnancial measures determined in accordance with GAAP. The non-GAAP measures as deﬁned by us may not be comparable to similar non-GAAP measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaﬀected by other unusual or non-recurring items. Because GAAP ﬁnancial measures on a forward-looking basis are not accessible, and reconciling information is not available without unreasonable eﬀort, we have not provided reconciliations for forward-looking non-GAAP measures. For the same reasons, we are unable to address the probable signiﬁcance of the unavailable information, which could be material to future results. This presentation includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently veriﬁed this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this presentation, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research ﬁrms, our clients, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been veriﬁed by independent sources. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each speciﬁed market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we deﬁne the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information veriﬁed by any independent sources. All trademarks, service marks, and trade names appearing in this presentation are the property of their respective holders.

…Disclaimer (2/2) Use of Projections This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company’s fiscal years 2020 through 2025. Neither WWAC’s nor Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Where You Can Find Additional Information This Presentation relates to a proposed business combination transaction among Worldwide Webb Acquisition Corp (“WWAC”) and Aark Singapore Pte Ltd (“AARK”) pursuant to which AARK and Aeries would become subsidiaries of WWAC, and WWAC would be renamed Aeries Technology, Inc. In connection with the proposed transaction, WWAC intends to file with the SEC a proxy statement to solicit shareholder approval of the proposed business combination (“proxy statement”). The definitive proxy statement (if and when available) will be delivered to WWAC’s shareholders. WWAC may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WWAC ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement (if and when available) and other documents that are filed or will be filed with the SEC by WWAC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WWAC will be available free of charge at Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT 84097, attention: Chief Executive Officer. Participants in the Solicitation WWAC and its directors and executive officers are participants in the solicitation of proxies from the shareholders of WWAC in respect of the proposed transaction. Information about WWAC’s directors and executive officers and their ownership of WWAC’s Class A ordinary shares is set forth in WWAC’s Annual Report on Form 10-K for the partial-year ended December 31, 2021 filed with the SEC on April 1, 2022, and as amended on August 24, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph. Aeries, Aark Singapore Pte Ltd and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of WWAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination. No Offer or Solicitation This Presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement or any other document that WWAC may file with the SEC or send to WWAC’s shareholders in connection with the proposed transaction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Executive Summary – Today’s Presenters Daniel Webb CEO and Director Previously a technology investment banker at Bank of America and Citi and private equity investor at HarbourVest Partners having worked on transactions totaling approximately $40 billion in transaction value for disruptive technology companies Ajay Khare Chief Operating Officer – US, CRO  Extensive business operations experience and is responsible for client management, business development and operational delivery.  Works closely with private equity firms and their portfolio companies for value creation. P A Sudhir Group Chief Executive Officer 30+ years experience in auditing, consulting, M&A, business setup and growth strategies. Member of the Managing Committee of ASSOCHAM and Co-Chairman of its National Council for Business Facilitation and Global Competitiveness

Aeries Scores 10/10 on all Acquisition Criteria

AERIES

1. Market Leading Platform with Differentiated Product Offering
2. Sustainable Growth Opportunity
3. Large and Addressable Market
4. Attractive Unit Economics
5. Data Directed Decision Making
6. Purpose-Driven with High Ethical Standards
7. Visionary Management Team with Proven Track Record
8. Accelerating Growth Drivers

5

Aeries Scores 10/10 on all Acquisition Criteria Market Leading Platform with Differentiated Product Offering Large and Addressable Market Attractive Unit Economics Data Directed Decision Making Purpose-Driven with High Ethical Standards Visionary Management Team with Proven Track Record Accelerating Growth Drivers Sustainable Growth Opportunity 1 2 3 4 5 6 7 8

Transaction Summary

AERIES

Transaction Overview

Illustrative Pro Forma Valuation

	No Bonus Shares 0% Redemptions	3.75mm Bonus Shares 85% Redemptions
Total shares outstanding	65.0	54.5
Implied investor cost basis /share	$10.10	$4.84
Equity value	**$656**	**$264**
Less: net cash	(265)	(68)
Total enterprise value	**$391**	**$196**

Illustrative Sources and Uses

	$10.10 / Share No Bonus Shares 0% Redemptions	$4.84 / Share 3.75mm Bonus Shares 85% Redemptions
SPAC cash in trust	$232	$35
Additional capital (1)	50	50
Aeries rollover equity	346	166
Sponsor promote - anchor investors	13	6
Bonus shares at $0/share	0	0
Sponsor promote - founder shares	15	7
Total Sources	**$656**	**$264**
Cash to Balance Sheet	$269	$72
Transaction fees	13	13
Aeries rollover equity	346	166
Sponsor promote - anchor investors	13	6
Bonus shares at $0/share	0	0
Sponsor promote - founder shares	15	7
Total Uses	**$656**	**$264**

Illustrative Pro-Forma Ownership

	$10.10 / Share No Bonus Shares 0% Redemptions	$4.84 / Share 3.75mm Bonus Shares 85% Redemptions
New Investors	45%	34%
WWAC Sponsor	2%	3%
Existing Rollover Equity	53%	63%
Total	**100%**	**100%**

6

Transaction Summary 6 Transaction Overview Illustrative Pro Forma Valuation Illustrative Sources and Uses Illustrative Pro-Forma Ownership Worldwide Webb Acquisition Corp. (Nasdaq: WWAC) intends to complete a business combination with Aark Singapore Pte Ltd, and its subsidiary (“Aeries Technology” or “Aeries”), a leading a global professional services and consulting partner for business leadership teams, private equity sponsors, and their portfolio companies 3.75mm bonus shares are set aside to reduce redemptions and raise capital Bonus shares reduce the implied cost basis for investors that do not redeem. At 85% redemptions or above the implied cost basis is $4.84 Aeries existing shareholders and management are rolling 100% of their equity into the transaction Note: Bonus Shares may be used to incentivize non-redemption agreements, additional capital raised in connection with the transaction, extensions or other capital raising purposes. This analysis assumes 3.75mm bonus shares are used for non-redemptions, but they can be used for other purposes. The $4.84 / share scenario assumes additional capital is raised at $4.84 per share. The $10.10 / share scenario assumes additional capital is raised at $10.10 per share. Pro forma share count excludes the potential earnout by the sponsor. Cash in trust is dependent on redemptions. The sponsor gave 1.25mm founder promote shares to their anchor investors at IPO. The sponsor is further reducing their promote by canceling 1.5mm promote shares and subjecting 1.5mm shares to an earnout. Earnout requires $50mm+ to be raised in the transaction. If earned, the earnout will vest 1/3, 1/3, 1/3 at $12.00, $14.00 and $16.00 per share, respectively. Aeries net debt is estimated to be at signing $4mm. Values in millions except per share data. Ownership is pro-forma for exchange rights being exercised. (1) We have not raised $50mm of additional capital. We will seek to do so in connection with the transaction.

Bonus Shares Are Being Issued To Incentivize Non-Redemption

AERIES

Illustrative Redemptions	0%	65%	70%	75%	80%	85%	90%	95%
SPAC Non Redeeming Shares	23.0	8.1	6.9	5.8	4.6	3.5	2.3	1.2
(+) Bonus Shares	3.75	3.75	3.75	3.75	3.75	3.75	2.50	1.25
Total Shares Issued to SPAC S/H	**26.8**	**11.8**	**10.7**	**9.5**	**8.4**	**7.2**	**4.8**	**2.4**
SPAC Non Redeeming Shares	23.0	8.1	6.9	5.8	4.6	3.5	2.3	1.2
(x) Illustrative $10.10 Purchase Price	$ 10.10	$ 10.10	$ 10.10	$ 10.10	$ 10.10	$ 10.10	$ 10.10	$ 10.10
Cost of Non Redeeming Shares	**232.3**	**81.3**	**69.7**	**58.1**	**46.5**	**34.8**	**23.2**	**11.6**
(/) Total Shares to SPAC S/H	26.8	11.8	10.7	9.5	8.4	7.2	4.8	2.4
Illustrative Cost Basis to SPAC S/H	$ 8.68	$ 6.89	$ 6.54	$ 6.11	$ 5.56	$ 4.84	$ 4.84	$ 4.84
Illustrative Value to Non-Redeeming S/H at $10.10 at Close	$ 11.75	$ 14.80	$ 15.59	$ 16.69	$ 18.33	$ 21.08	$ 21.08	$ 21.08
Illustrative Bonus For Not Reedeming	16%	47%	54%	65%	82%	109%	109%	109%

7

Bonus Shares Are Being Issued To Incentivize Non-Redemption Note: Bonus Shares may be used to incentivize non-redemption agreements, additional capital raised in connection with the transaction, extensions or other capital raising purposes. This analysis assumes 3.75mm bonus shares are used for non-redemptions, but they can be used for other purposes Bonus shares effectively lower the cost basis for public investors that do not redeem at deSPAC 3.75mm bonus shares are set aside to reduce redemptions and raise capital Sponsor promote has been reduced to help fund bonus shares The table below gives the illustrative cost basis to investors based on non-redemption scenarios if 3.75mm bonus shares were given to non-redeeming shareholders

Key Stats

AERIES

RULE OF 70

60%
Revenue CAGR
CY22E – CY24E

$51mm
CY22E Revenue

Profitable!
Operating Cash Flow Positive
since 2013 (Year 2)

We Transform the Cost Structure of Our Customers
~65%
Annualized Customer Savings

Experienced and Tenured Employee Base
>1500
Hiring average 80+ per month
~700+ Engineers

We Are Experts at Scaling Quickly
2.2x
Increase in Hiring over FY 21

Strong Company Culture
8%
Average Annual Employee Churn since 2020

Our Employees Love Working at Aeries
94%
Employee Satisfaction Score

Our Customers Depend on Us
93
Net Promoter Score

8

>1500 1.8% $51mm ~65% Average Annual Employee Churn since 2020 Product led Growth Average S&M as % of Revenue in FY21 & FY22 CY22E Revenue Annualized Customer Savings 8% 93 RULE OF 70 54% Growth | 21% EBITDA Margin in CY23E accelerating to rule of 90+ in CY24E Net Promoter Score Employee Satisfaction Score 94% 60% 2.2x Revenue CAGR CY22E – CY24E Increase in Hiring over FY 21 Hiring average 80+ per month ~700+ Engineers Profitable! Operating Cash Flow Positive since 2013 (Year 2) Our Employees Love Working at Aeries Strong Company Culture Our Customers Depend on Us We Transform the Cost Structure of Our Customers We Are Experts at Scaling Quickly Experienced and Tenured Employee Base Key Stats

Market Leading Platform with Differentiated Offering The Aeries Way The “Old Way” Tech-Enabled Services Aligned, innovative team Difficult and expensive tax and regulatory requirements Costly to quickly scale up or down Cannot benchmark best practices across multiple companies Flexible, less expensive labor pool Less innovation (no strategic alignment at senior levels, no visibility into operations beyond specific outsourced function) Not viewed as part of the team - breeds mismanagement, poor performance and burned-out staff Implementing strategic decisions with vendor is expensive, arduous, and slow Flexible and least expensive labor pool (NOTE: in our assessment, compared to leading technology outsourcing providers with India presence, our model is at least 30% more cost effective) Significant innovation through strategic alignment at senior levels and visibility across the organization Part of the team, with opportunity for promotion and recognition (career path progression) resulting into higher employee satisfaction and lower attrition Insulates from regulatory and tax issues Flexibility in scaling teams up or down as per changing business needs Deliver best practices with visibility to winning playbooks from multiple companies Disruptive model that delivers overall cost and operational efficiencies with the ability to deliver digital transformation solutions tailor made for customer’s growth strategy Inhouse Sourcing - Owned Subsidiary Outsourcing – Vendors ‘Purpose Built’ & ‘Future Ready’

Data Directed Decision Making PROVEN PROCESSES Documented processes across entire engagement lifecycle: Standardized Quotes, MSA, SoW Templatized Implementation Plans Customized Business Expansion Planning Process WELL DEFINED GOVERNANCE & COMMUNICATION MATRIX Transparent yet robust tracking and reporting mechanisms: Weekly Status Tracker Monthly Steering Committee Quarterly Business Reviews Escalation Matrices SOFTWARE & AUTOMATION Internally developed applications for operational excellence & support: Resource360 (Resource Utilization) Mitra Contracts (HR Onboarding) Book My Seat (Hybrid Office) Procure360 (Procurement Workflow) IT PROCESSES & STANDARDIZATION Certified customer data integrity & privacy policies in place: ISO 27001, PCI-DSS, SOC2 Type 2 compliance Adapted for Client Business - Data Privacy, Security Environment, DR / BCP

Land and Expand Approach

STAGE 1
Initiation
(3-4 Months)
STAGE 2
Ramp Up
(4 – 5 months)
STAGE 3
Stabilization and
Opportunities
STAGE 4
Expand
Consulting
BPM Services
Digital Solutions - New Age Tech, Analytics, RPA, Automation, ERP, Tech Strategy
Collaborate to help build Business Strategies & accelerate growth

11

Land and Expand Approach STAGE 1 STAGE 2 STAGE 3 STAGE 4 Consulting BPM Services Digital Solutions - New Age Tech, Analytics, RPA, Automation, ERP, Tech Strategy Sales Cycle: ~3-4 months  Average Annual Contract Value (CY21 and CY22): ~$2.1 mm Initiation (3-4 Months) Ramp Up (4 – 5 months) Stabilization and Opportunities Expand Collaborate to help build Business Strategies & accelerate growth

Our Model Creates a Flywheel of Growth INNOVATION CUSTOMER EXPERIENCE ALIGNED TEAMS BETTER TALENT More value creation for stakeholders Lower cost structure Elevating our customers’ digital strategy to align with the ever-shortening business cycles and gain competitive advantage High Customer Satisfaction & Net Promoter's Score are a key ingredient in customer satisfaction and hence referrals Lower attrition vs industry, C-level client alignment, best practices sharing & employee growth Right fit and work culture ensures high E-SAT – leading to better talent acquisition and retention The cost economics and efficiencies that the “Aeries Way” delivers along with cost effective transformation Part of the playbook for value creation for Stakeholders e.g. PE & Portfolio Companies and subsequent network effects Details of each flywheel driver is in appendix

Value creation for Aeries stakeholders

AERIES

THE NETWORK EFFECT
Private Equity 1
Client 1
Client 2
Client 3
Client 4
Client 5
Client 6
Client 7
Client 8
Client 9
Client 10
Client 11
Client 12
Client 13
Client 14
Client 15
Client 16
Client 17
Client 18
Client 19
Client 20
Client 21
Client 22
Client 23
Client 24
Client 25
Client 26
Client 27
Client 28
Private Equity 2
Private Equity 3
Private Equity 4
Private Equity 5
Private Equity 6
Private Equity 7
Private Equity 8
Private Equity 9
Private Equity 10
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
MVP
EXTERNAL VALIDATION
GROWTH PHASE

13

As other PE partners acquire our clients, we have the opportunity to show our strengths and gain new partners As key employees from clients move companies, they bring us in We have free organic growth as we get implemented into each new PE investment THE NETWORK EFFECT Strong Net Promoter Score helps us gain client referrals and testimonials   Value creation for Aeries stakeholders

TERMS: TAM = Total Available Market ACV = Average Contract Value *Subtracted 16K PE PortCos from # Mid-market Cos Mid-Market: 200-700 employees & <$100-$800 mm revenues CALCULATIONS: Total Portfolio Companies1 x ACV2 = 16K x $2.1mm = ~$34 Billion Total mid-market companies3 x ACV2 = 184K* x $2.1mm = ~386 Billion USA IT Spend 4 x Percentage Contribution of IT Business Services5 = $1.8 trillion x 28% SOURCE: 1: EY –AIC PE Economic Contribution Report May ’21 2: Aeries Internal 3: Crunchbase 4 & 5: CompTIA – IDC Industry Outlook Report 2022 Large and Addressable Market Bottom-Up TAM ~$420 Billion Top-Down TAM ~$504 Billion(c) PORTFOLIO COMPANIES of PE firms TAM ~$34 Billion(a) MID-MARKET COMPANIES TAM ~$386 Billion(b) NORTH AMERICAN IT SERVICES SPEND Global IT Spend $ 5.3 trillion US IT Spend in 2022 (33% of global IT spend) $ 1.8 trillion Software + IT Business Services spend $ 900 billion IT Business Services spend $ 504 Billion

Sustainable Product Led Growth BUILDING ‘MOAT’ AROUND OUR BUSINESS MODEL Continue to build on success in PE community – expand NETWORK EFFECT Hiring dedicated senior industry professional, based in USA ACCELERATE CROSS & UPSELL Renewed focus on selling products & solutions to existing clients Vertical Heads & SET champion in place EXPAND INTO MID-MARKET ENTERPRISES Hiring dedicated Business Development Managers & Inside Sales Manager Rest of team in place to kick-start INORGANIC GROWTH Well crafted inorganic growth strategy – geography coverage, capabilities, service area mix, new age technology solutions and analytics Phase I – tuck in acquisitions Phase II – transformative acquisitions

Attractive Unit Economics – Improving LTV / CAC

AERIES

CY 21	CY 22
$1.7mm / **$0.17mm**	**$2.3mm** / **$0.14mm**
Lifetime Value / Customer Acquisition Cost	Lifetime Value / Customer Acquisition Cost
10.1x	**15.9x**

16

Attractive Unit Economics – Improving LTV / CAC $1.7mm $0.17mm Customer Acquisition Cost Lifetime Value $2.3mm $0.14mm Lifetime Value Customer Acquisition Cost CY 21 and CY22 calculations are based on estimated financials LTV = Average Contract Value x Average Gross Margin x Average Contract Tenure CAC = Total S&M Cost / New Customers added in a year CY 21 CY 22 15.9x 10.1x

60% CAGR Notes: All figures in US$ Mm All figures are unaudited 32% y-o-y Growth Revenue Growth Drivers Next level of growth is secured by differentiated partnership approach geared towards strong & lasting relationships with client stakeholders, management and focus on New-age Tech Solutions and Digital Transformation leveraging on ready client access PRIVATE EQUITY RELATIONSHIPS Diversify Private Equity Investor Relationships to target Portfolio Companies REVENUE RETENTION High Visibility on Significant Ready Pipeline for Same Store Growth CUSTOMER ACQUISITION FRAMEWORK Focused investments in customer acquisition framework in the US EMERGING TECH REVENUES Augment emerging technology products, platforms and tailored scalable solutions leveraging client access SERVICE AREA EXPANSION Tech-based services expansion into diverse amenable functional areas INORGANIC GROWTH STRATEGY Well crafted inorganic growth strategy – geography coverage, capabilities, service area mix Note: CY23(E) and CY24(E) represent forward looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. See the disclaimer for our forward-looking statements The pre-adjusted financial information in this slide is prepared in accordance with local GAAP. Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

EBITDA Growth & Increased Cash Flow Drivers Focus on digital driven, data-led new-age technology solutions help improve clients’ business outcomes and result into progressively higher operating margins for Aeries INCREMENTAL REVENUE GROWTH Focused efforts on Revenue augmentation (cross-sell and upsell) to lead profitable growth DIGITAL REVENUES (EMERGING TECH) Migration to digital transformation revenues help improve margins Notes: All figures in US$ Mm All figures are unaudited Note: CY23(E) and CY24(E) represent forward looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. See the disclaimer for our forward-looking statements The pre-adjusted financial information in this slide is prepared in accordance with local GAAP. Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Visionary Senior Executive Team with Proven Track Record Raman Kumar Chairman & Managing Director Accomplished serial entrepreneur with an established track record of building successful technology companies. Founder & former Chairman / CEO of NASDAQ-listed M*Modal. P A Sudhir Chief Executive Officer 30+ years experience in auditing, consulting, M&A, business setup and growth strategies. Member of the Managing Committee of ASSOCHAM and Co-Chairman of its National Council for Business Facilitation and Global Competitiveness Unni Nambiar Chief Technology Officer Technology leader with 29 years of experience building enterprise, cloud & mobility products across diverse verticals. Passionate about building world class products using cutting edge technology innovations. Ajay Khare Chief Operating Officer – US, CRO Extensive business operations experience and is responsible for client management, business development and operational delivery. Works closely with private equity firms and their portfolio companies for value creation. Aeries leadership team, partnering with SAC PCG, played a critical role in Creation of M-Modal (1998 – 2012) - a Leading Global provider of clinical documentation, Advanced Speech Understanding™ and Natural Language Understanding™ technologies, Medical Coding, HIM Professional Services and Healthcare Analytics solutions. Sold M-Modal for $1.1bn to One Equity Partners. Founded CASHe in 2016, a digital lending platform. Incubated, developed and tested the AI powered engine and created the IP, which was built upon cutting edge proprietary technology and decisioning-engine led by a self-adaptive, scalable and modular AI platform leveraging social behavioral data from alternative sources. Partnered with a Private Equity Firm, AHP, carved out DeliverHealth Solutions from Nuance Communications in 2021 to create one of the largest provider of Healthcare tech-enabled services through an industry-leading “Healthcare Service Delivery Platform” 2 DECADES OF WORKING TOGETHER!

Comparable Companies Analysis

Comparable Companies Analysis

AERIES

			Growth				Margin		EV Multiples					
			Revenue		EBITDA		EBITDA		Revenue/Growth		EV / Revenue		EV / EBITDA	
Company	Mkt Cap	Ent. Value	2023P	2024P	2023P	2024P	2023P	2024P	2023P	2024P	2023P	2024P	2023P	2024P
Tata Consultancy Services Limited	$ 154,784	$ 149,110	13.2%	7.0%	14.8%	9.7%	26.5%	27.1%	0.38x	0.67x	5.0x	4.7x	18.8x	17.2x
Infosys Limited	$ 78,771	$ 77,299	13.7%	7.5%	13.2%	11.7%	24.0%	24.8%	0.29x	0.49x	4.0x	3.7x	16.4x	14.7x
HCL Technologies Limited	$ 36,294	$ 35,026	13.4%	7.2%	16.9%	8.9%	22.4%	22.7%	0.20x	0.34x	2.6x	2.5x	11.6x	10.6x
Wipro Limited	$ 26,879	$ 24,525	8.7%	7.2%	11.7%	6.9%	18.7%	19.5%	0.24x	0.27x	2.1x	2.0x	11.2x	10.5x
EPAM Systems, Inc.	$ 19,452	$ 17,905	9.3%	20.9%	7.2%	28.3%	17.8%	18.8%	0.37x	0.13x	3.4x	2.8x	19.1x	14.9x
Tech Mahindra Limited	$ 12,002	$ 11,523	10.8%	5.4%	12.6%	4.2%	15.5%	16.5%	0.15x	0.30x	1.7x	1.6x	10.5x	10.1x
LTIMindtree Limited	$ 17,364	$ 16,664	66.1%	11.1%	64.7%	15.7%	18.1%	18.7%	0.06x	0.30x	3.7x	3.4x	20.2x	17.5x
Genpact Limited	$ 8,700	$ 9,724	7.3%	8.8%	10.2%	10.3%	19.0%	19.2%	0.29x	0.22x	2.1x	1.9x	11.0x	10.0x
Tata Elxsi Limited	$ 5,007	$ 4,914	19.6%	18.2%	16.6%	16.5%	30.9%	30.2%	0.58x	0.53x	11.4x	9.7x	37.6x	32.3x
ExlService Holdings, Inc.	$ 5,639	$ 5,718	12.9%	11.3%	13.5%	12.3%	21.3%	21.5%	0.28x	0.29x	3.6x	3.3x	17.0x	15.1x
Mphasis Limited	$ 5,090	$ 4,957	7.2%	14.4%	7.1%	16.8%	17.6%	18.0%	0.39x	0.17x	2.8x	2.4x	15.7x	13.5x
L&T Technology Services Limited	$ 4,713	$ 4,680	25.9%	9.0%	17.7%	12.5%	21.5%	20.6%	0.15x	0.41x	4.0x	3.7x	19.9x	17.7x
WNS (Holdings) Limited	$ 4,129	$ 4,317	10.8%	9.7%	11.3%	15.7%	21.4%	21.9%	0.32x	0.33x	3.4x	3.1x	16.0x	13.9x
Persistent Systems Limited	$ 4,322	$ 4,271	26.7%	12.6%	33.3%	12.4%	18.3%	18.4%	0.14x	0.25x	3.6x	3.2x	19.4x	17.2x
Coforge Limited	$ 3,102	$ 3,158	18.5%	15.1%	15.3%	16.2%	17.7%	18.0%	0.16x	0.17x	2.9x	2.5x	16.1x	13.9x
Happiest Minds Technologies Limited	$ 1,470	$ 1,464	22.7%	32.2%	22.7%	27.4%	25.4%	24.9%	0.33x	0.18x	7.6x	5.7x	30.2x	23.7x
Sonata Software Limited	$ 1,138	$ 1,087	9.3%	14.8%	11.2%	13.0%	8.1%	8.1%	0.12x	0.07x	1.1x	1.0x	14.1x	12.5x
		Average	17.4%	12.5%	17.7%	14.0%	20.3%	20.5%	0.26x	0.30x	3.8x	3.4x	17.9x	15.6x
		Median	13.2%	11.1%	13.5%	12.5%	19.0%	19.5%	0.28x	0.29x	3.4x	3.1x	16.4x	14.7x
Aeries	$ 656	$ 391	53.9%	66.5%	103.7%	119.7%	21.4%	28.2%	0.09x	0.04x	5.0x	3.0x	23.2x	10.5x
Aeries w/ Bonus Shares @85%	$ 264	$ 196	53.9%	66.5%	103.7%	119.7%	21.4%	28.2%	0.05x	0.02x	2.5x	1.5x	11.6x	5.3x

Source; CapitalIQ , as of Feb 17,2023

21

Comparable Companies Analysis Aeries is priced at a discount to peers despite having significantly higher growth and higher margins Bonus shares effectively lower the purchase price. Assuming 85% redemptions and 3.75mm bonus shares the entry multiple is 5.3x 2024 EBITDA Source; CapitalIQ , as of Feb 17,2023 Note: CY23(E) and CY24(E) represent forward looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. See the disclaimer for our forward-looking statements The pre-adjusted financial information in this slide is prepared in accordance with local GAAP. Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Value Based on Regression of Comparables

CY’24 EBITDA Multiple
60.0x
50.0x
40.0x
30.0x
20.0x
10.0x
0.0x
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
120.0%
CY’24 Revenue growth + CY’24 EBITDA
y = 50.797x - 1.1837
R² = 0.6255
Aeries
$1.74bn
95%, 47x
Tata Elxsi Limited
Persistent Systems Limited
Tata Consultancy Services Limited
Happiest Minds Technologies Limited
L&T Technology Services Limited
LTIMindtree Limited
ExlService Holdings, Inc.
Infosys Limited
EPAM Systems, Inc.
WNS (Holdings) Limited
Coforge Limited
Sonata Software Limited
Mphasis Limited
HCL Technologies Limited
Tech Mahindra Limited
Wipro Limited
Genpact Limited

Source; CapitalIQ , as of Feb 17,2023

22

Value Based on Regression of Comparables The below represents a regression of CY’24 Revenue growth + CY’24 EBITDA margin vs. CY’24 EBITDA Multiple The 0.63 R2 shows a strong correlation of a higher EBITDA multiple for higher revenue growth and EBITDA margin Based on this regression of the comparables, the intrinsic enterprise value of Aeries is ~$1.74bn (((67% CY‘24 rev growth + 28% CY’24 EBITDA Margin)*50.797 – 1.1837)*$37mm CY’24 EBITDA) The enterprise value for the transaction is $391mm which represents a 78% discount. Including bonus shares at 85% redemptions, the effective enterprise value for the transaction is $196mm which represents an 89% discount CY’24 Revenue growth + CY’24 EBITDA CY’24 EBITDA Multiple Aeries $1.74bn 95%, 47x Source; CapitalIQ , as of Feb 17,2023 Note: CY23(E) and CY24(E) represent forward looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. See the disclaimer for our forward-looking statements The pre-adjusted financial information in this slide is prepared in accordance with local GAAP. Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Appendix - Supporting Slides

Management Team Brian McCann Business Development Senior advisor to Aeries, an important contributor to our strategy to accelerate our growth plans with our focus on Private Equity firms and mid –sized businesses in the United States Narayan Shetkar Chief Strategy Officer 22 years of rich experience in Management Consulting & Investment Banking. He is responsible for supporting and executing the Inorganic growth strategy Jai Shankar Vishwakarma Product Development Over 18 years of experience across technology & building products. He has expertise on AI, ML, blockchain, quantum computing, AR/ VR along with a large variety of tech stacks. Piyush Maheshwari Chief of Staff, Office of CEO 23 years of experience in setting up and overseeing offshore operations, M&A, Due diligence, Refinancing, Integration and ERP implementation. Leads client shared service delivery including F&A and other G&A shared services Sheetal Sawant Human Resources Focus on enhancing HR-business operating model to strengthen employee engagement, human resource strategy and policy, including talent management, employee benefits Murthy Suravarapu Marketing & Sales Leads the marketing & sales operations, including identifying new engagement models, reviewing Aeries’ Go-To-Market strategy, enhancing digital marketing and marketing collaterals. Maulik Doshi Finance Controller 16+ years of experience leading large-scale organizations through strategic & business transformation, enabling growth with financial stability and creating business value. Sachin Aghor Technology & Service Delivery Leads client Engineering operations and supports Digital Transformations using Robotic Process Automations (RPA), Custom Solution development, AI-based Data Analytics and Emerging technologies Salma Curmally Legal & Compliance 15+ years of experience in India & global legal and operations. Responsible for’ Corporate Legal Strategy and smooth functioning of Client related legal & compliance matters Nilesh Agrawal Business Systems & Applications Leads Business Systems & Applications practice providing consulting and service delivery for leading ERP, CRM, HCM, other applications (SAP, NetSuite, Oracle, Dynamics, SFDC etc.) Jay Bhansali PMO Leads Aeries' PMO function to provide a seamless customer experience and supplement Aeries' growth strategy, specially in Transitions, Process excellence & Project management space. Jitin Singh Anand Operations Responsible for streamlining Aeries Operations and ensuring issue resolution and smooth functioning, in addition to managing PMO, Talent Acquisition and Facilities Teams. Kiran Karupakula IT Strategy & Solutions Leads client IT operations across multiple geographies supporting enterprise IT Operations, IT Solutions, Transitions, Transformation, Cloud migrations & AI Ops Automations. Sudhir Kumar Talent Acquisition Over 18 years of experience across technology & building products. He has expertise on AI, ML, blockchain, quantum computing, AR/ VR along with a large variety of tech stacks. Vijay Kumar IT Business Solutions 25+ years in IT leadership, defining technology road map, solution designing for enterprise IT initiatives & technology infrastructure projects.

Digital Transformation Landscape We help partners drive their Digital Strategy by upskilling with Technology, Automation and Best Practices Digital Transformation Customer Acquisition Automation AI based Sales & Marketing Automation Customer Journey Mapping & Automation Enhanced Customer Engagement Product Design Consulting User Experience Design Engineering ENHANCE Customer Experience Business Applications (ERP, CRM et al.) Consult, Implement, Operate, Monitor Decision Intelligence Data Lake, Data Warehouse, AI/ML Cloud Infrastructure Consult, Migrate, Operate, Monitor Modern IT Infrastructure Shift Left & AI based IT Ops AI based Cybersecurity SOC as a Service MODERNIZE Operational Processes Mobile First Marketplace Crowdsource Freemium Integrated Ecosystem Emerging Technologies Blockchain Crypto Economics Metaverse EXPLORE New Business Models

Aeries Service Offerings

AERIES

Digital Solutions

Outsourcing & Offshoring | Digital Transformation | Data & Analytics

Products & Platforms

Innovation Labs

Metaverse | Blockchain | Artificial Intelligence

Our Functional Expertise

26

Aeries Service Offerings Outsourcing & Offshoring | Digital Transformation | Data & Analytics Digital Solutions Artificial Intelligence – ARIA , Smart Extract Blockchain - ECOP (Enhanced Contracts Platform) Productivity - Resource 360, AppsSuite Products & Platforms Metaverse | Blockchain | Artificial Intelligence Innovation Labs Our Functional Expertise PEs & PortCos Finance & Accounting Product & Software Engineering ISMS & Cybersecurity IT Infrastructure Business Systems & Applications Customer Service Service Delivery General & Administrative

Digital Transformation Offerings – Engineering & Service Delivery Aeries Technology Delivery team acts as a Digital Transformation CoE for our clients. The team collaborates with Aeries R&D Innovation Group to identify and build productized and re-usable IP for Aeries. Design Thinking to solve customer problem & build bespoke platforms. Collective experience in areas of (but not limited to) compliance management, legal document management, audit management, contract management and account management. Efficiently prototype and ideate though out the discovery phase, resulting in better alignment with our clients and delivery of MVP within 8 weeks. Aeries Data Science Advisory practices interpretable machine learning: explanation of attributes impacting predictions and prediction scores, to understand impacting attributes. We collaborate with our client's functional teams through the following phases: Discover, Define, Build and Deploy. Aeries maps available data assets to the    customer and product 360 deg view to build and deploy robust models to predict propensity to churn / renew / buy etc. Bots to automate multiple processes across F&A, Sales & Service Renewals, HR & Payroll, Customer Care and IT Operations Aeries has built robots to 1) interact with multiple web-based systems (Client ERPs, Outlook, SharePoint, Ticketing Systems, etc..), 2) perform complex operations such as extracting unstructured data from invoices, purchase orders (using Aeries SmartExtract) to improve efficiency and quality and cash flows Industry specific process management Strong expertise in lift and shift & process improvements to provide significant savings Ability to quickly build expertise in client/business specific processes through discovery and documentation  Well integrated digital transformation team helps realize further process improvements Omnichannel Customer Support Ability to support multiple languages for voice process through various geographies Ability to build get team operational in 6-8 weeks Platforms Platforms Platforms Platforms Custom Solutions Service Delivery Robotic Process Automation (RPA) Data Sciences – AI Based Analytics

Industry and function agnostic with ability to setup/deliver IT Services & Security SOC & GRC Modern IT Infrastructure Managed Cloud Services Managed Services 24/7/365 Build| Manage 24/ 7 SOC|SOC Maturity Assessment |Red Team Zero Trust, DLP & Endpoint Integrated IAM | Cloud IAM | Privilege IAM | Identity Life Cycle Management Logs & Audits Conditional Access Control Compliance AI OPS, SDWAN Intelligent IT operations SaaS ITSM IT Infra Automation EUC- AI Self service Agents Incident – Prob- Ch Mgmt. MDM & Proactive Support Automated Alerts, Reports Infrastructure Management Azure, AWS, Google Cloud Cloud Transformation, Network Refresh Migration, DR& BCP Security Monitoring, Services and Support Billing and Optimization Automation and Integrations Cloud Contact center Sol Global Serv Desk NOC - SOC Remote / VIP Support Gov Risk & Compliance Cloud Maintenance & Support Backup & Disaster Recovery Digital Transformation Offerings - IT Infrastructure Platforms

Aeries Operations Excellence & Transformation Framework

AERIES

AERIES TRANSFORMATION TEAM

INCREASED EFFICIENCY

AERIES CORE TEAM

HR
IT
Customer Service
F&A
Functional Resources
Legal
Sales Support
R&D

CLIENT DEDICATED FUNCTIONAL TEAM

IMPROVED QUALITY

OPTIMIZED COST

CLIENT + AERIES GOVERNANCE LAYER

Value
Lift and Shift +
Optimization
Transformation
Time

LIFT AND SHIFT +	OPTIMIZATION	TRANSFORMATION

STABILIZE

IMPROVE

TRANSFORM

29

Aeries Operations Excellence & Transformation Framework Value Time Lift and Shift + Optimization Transformation Aeries Operations Excellence & Transformation Services acts as a layer over its core outsource operations and provides business process re-engineering consulting and technology solutions enabled transformations CLIENT DEDICATED FUNCTIONAL TEAM AERIES CORE TEAM AERIES TRANSFORMATION TEAM INCREASED EFFICIENCY IMPROVED QUALITY CLIENT + AERIES GOVERNANCE LAYER OPTIMIZED COST STABILIZE Process mapping & documentation Process metrics definition ‘On the fly’ process optimization Performance reporting setup Transition risk planning Engagement governance setup LIFT AND SHIFT + IMPROVE Process improvement Productivity mapping & capacity optimization Project driven process optimization Best practices, tools & benchmarks Custom solutions development Knowledge lifecycle management OPTIMIZATION TRANSFORM Process re-engineering, consolidation, integration RPA for efficiency & cost optimization AI driven Data Analytics based decision making Business resilience through IT transformation Product Management / Re-engineering Consulting TRANSFORMATION New Business Models

Collaborative Approach to Governance

Functions Performed

Steering Committee

Overall direction setting, approvals and leadership

Program Management

Daily Execution

Responsible for status checks & day to day issue resolution

STRATEGIC
Exec Team
Exec Team
Weekly/Monthly Meeting
MANAGERIAL
Director, VPs
Aeries Business Heads
Business Process Owners
CoE Head
Daily/Weekly Meeting (Regular cadence)
OPERATIONAL
End Users
Managers
CoE Head
Manager
FTEs
Daily Cadence

Client

Aeries

Level of Participation

VISION

DECISION

OPERATION

30

Collaborative Approach to Governance Functions Performed STRATEGIC MANAGERIAL Steering Committee Overall direction setting, approvals and leadership Program Management Overall responsibility for delivery of Implementation project, joint status reviews, first level of escalation, Ensuring timely sign-offs Exec Team Exec Team Director, VPs Business Process Owners VISION Provide relationship vision & leadership Provide thought leadership Promote partnership and growth Resolve escalated issues OPERATION Day-to-day activities, Discussions, interactions, issue clarifications, sign-off Design, develop, test, support Aeries Business Heads Daily Execution Responsible for status checks & day to day issue resolution Level of Participation Weekly/Monthly Meeting Daily/Weekly Meeting (Regular cadence) Daily Cadence OPERATIONAL Manager FTEs Managers End Users CoE Head CoE Head DECISION Monitor, track the progress of the program Ensure team participation Monitor, manage, and control risk Manage stakeholder communications Plan for continuous improvement Aeries Client

AI based Analytics - Customer Churn Propensity Analysis ABOUT THE CLIENT: The client is a US-based leading provider of managed services, delivering unified communications, managed IT & network connectivity.  HIGH-LEVEL PROJECT OBJECTIVE Develop a churn propensity model to identify customers with a high risk of churn, enabling opportunities to actively reduce attrition BACKGROUND INFORMATION/CONTEXT 1. Aeries worked with the client to devise a churn propensity model and focused on integrated voice and data customers ($6.1M in annual revenue), given relatively high churn propensity & increased $-potential for churn avoidance. RESULTS ~450 ‘High-risk’ Customer Accounts provided to Account Managers for action Initial outreach Results $6.1M Annual Revenue ≥ 65% Churn Scores $75K New Bookings $78K Open Proposals PROJECT SCOPE & APPROACH Model Performance 97% Accuracy1 92% Precision1 Recall1 94% CLIENT + AERIES GOVERNANCE LAYER 3 phases evolved from 6 features and 73% accuracy to 30 features and 97% accuracy of model Data Collection Initial Data Examination Exploratory Data Analysis Model Deployment Model Development Feature Engineering 13-week project, with three distinct modeling phases. Continuous delivery and visibility to the client This initiative is one component of a broader programmatic approach to churn reduction, inclusive of: defining a Customer Success function, hiring SVP Customer Success, customer contract changes, process improvements, compensation adjustments, and behavioral/cultural changes Modest reductions in churn can have a material impact on revenue performance and extend the “tail” of profitable legacy customers Churn accounts for $7-8M in lost revenue on an annual basis The project ran 100% virtually, due to COVID-19

Custom Solutions - Global Tax Compliance Solution for a Telco Company ABOUT THE CLIENT: The client is a global technology company, that markets and sells to communications service providers and to enterprises. CHALLENGES The client was facing the following challenges with the tax compliance software they were using: Expansion constraints effected the scalability of the client at each stage. Security and confidentiality concerns, as data was stored on the software server. Limited scope of customization: for any change or addition of an entity, the client had to contact the software provider each time. Hence, the client had a limited number of entities in the software and tracked the rest manually. Admin access was unavailable, and the client incurred additional cost for each change and data addition. SOLUTION OUTCOMES The workflow management tool along with new features, enhancements and client feedback was built in 30 days. The solution ensured that the cost for the client reduced significantly, as there was just a one-time charge for the solution, along with a nominal maintenance charge. The Client was able to handle all its entities on a single software, which improved efficiency. Live dashboard was available to get a status of all entities. Zero compliance misses reported. Aeries built a white-labelled solution for tax compliance, which was customized to the needs of the client. The solution was dynamic, which could scale with the increasing needs of the client. It was available entity wide, with an incorporated ability to edit and add entities. Security concerns were solved, as the solution ran securely on the client’s intranet. Hence, their data was under their control. The solution had the ability to import data in multiple formats. There was also an ability to send notification email to all the stakeholders. CLIENT SPEAK Role based access was made available, giving the client the option to work with consultants. Thank you, Aeries team, for the great work done. It’s been a great pleasure working with you. The team is very responsive and are great problem solvers. With this solution we will never again miss another deadline.

Client announces market release of a peer-to-peer money transfer solution. Safe, secure and transparent transactions enabled by Blockchain infrastructure. Next Gen Tech – Blockchain based lending using Smart Contracts ABOUT THE CLIENT: The client is a leading mobile-based lending platform. CHALLENGES To build a secure peer to peer money transfer solution using a distributed trust platform. SOLUTIONS PROCESS FLOW Aeries built a blockchain based solution which uses Distributed Ledger enabled Digital Tokens using Smart Contracts on the client’s lending platform.` The Distributed Ledger Technology allows the platform to record transactions in a secure and transparent manner by creating an immutable audit trail. The platform has been designed to function as a shared infrastructure across customers, multiple external stakeholders, including regulators, credit bureaus and potentially other parties interested in participating in the distributed infrastructure Smart Contract based Distributed Ledger records all lending transactions in an open and transparent manner, thus allowing the fintech company and the borrower to execute a trusted lending transaction that is The key innovation also involves tokenizing the loan amounts borrowed by the customers into Smart Contract Digital Tokens which are stored on the Ledger and accessible by the customer in the app. All transactions are securely and accurately stored on the distributed ledger using advanced cryptography and can be accessed only by password protected crypto keys. OUTCOMES Customer borrows from client Money transferred to customer in the form of Tokens (Digital Token) 1,00,000 Tokens credited Transaction gets registered on a Smart Contract based Distributed Ledger Technology App 50,000 tokens restored to bank account 50,000 tokens restored to bank account Transaction gets registered on a Smart Contract based Distributed Ledger Technology Customer can transfer the tokens to another person OR restore the tokens in his bank in the form of cash

Robotic Process Automation - Automated Accounts Payable Process ABOUT THE CLIENT: The client is a mid-sized technology company in e-commerce space with F&A under Shared Service supporting its decentralized global operation. CHALLENGES PROCESS FLOW SOLUTIONS Complete automation of 60% of total invoice volume resulted into no human intervention for data extraction and ERP update Month close process which was completed on BD 3 has been reduced to BD 1 Higher accuracy with lesser manual intervention Successfully able to downsize the AP clerks by 60% OUTCOMES Traditionally, the client would manually perform repetitive tasks in the Accounts Payable process, such as download the invoices, register the invoices into ERP and match the invoices with the PO. The invoices were in multiple formats from vendors, and the data needed to be extracted from these invoices to be input into the ERP. The entire process of extraction and registration of data was done by humans, and the client desired to implement an automated system to manage this process. Aeries documented the existing workflow and approval mechanism to get end to end understanding of the process. After multiple walkthroughs & discussions, identified the principal problems: Time taken to process each invoice Keeping track of invoices routed through different stages for approval, making the overall process inefficient. Aeries identified multiple document imaging solutions with integrated workflow management, as well as ERP modules and internal automations as potential solutions. Basis client consensus, 3rd party workflow management has been successfully implemented. Automated Workflow Extraction of required data fields Enter invoice details into ERP & Validate with PO AP mailbox OCR Platform

Customer Experience Aeries has been a strategic partner for us since 2015. We started with an engagement for Engineering and R&D across all of our product lines. Aeries displayed an exemplary understanding of the niche and critical nature of our business, and we expanded the scope of our partnership to include IT support, business applications, customer support and most recently accounting and finance operations. Aeries brought the benefits of operating as a seamless extended arm of Stratus under their ‘purpose-built’ model. This has worked wonderfully for us. We are extremely happy with the collaboration and the quality of work from Aeries. WALTER LOH Chief Financial Officer In 2021, we engaged Aeries to assist us with establishing a cross-functional ‘Center of Excellence (COE)’ for our Engineering, Product Management, IT, Client Services and Finance functions. In a matter of 9 months, Aeries helped us consolidate our global workforce from Eastern Europe and India with 160+ resources while also opening a new office location in Bangalore. As part of Aeries’ “purpose-built model” the team is working as a seamless extension of Alegeus with unified processes governing quality & customer satisfaction. Aeries has demonstrated that it’s truly a trusted partner in setting up & managing global delivery operations. Our partnership is working extremely well, and I’m sure we will see greater success as we move forward. JOHN DEFEO Chief Technology & Operations Officer In a matter of 12 months, we expanded to 150+ resources provided by Aeries, across functions such as R&D, IT, F&A and Payroll Processing. Their dedicated delivery model has been the perfect solution for us to explore global operations, while maintaining close control & visibility on the quality of people hired, all from branded offices in India. The Aeries team has been a great value partner for us. CHRISTINA CLOHECY Chief Finance Officer

Talent Acquisition: Differential Strategy Well Defined and flexible Hiring Process/ Policy Emphasis on “Hire Right” - assessment on both technical and behavioral fitment Metrics driven, recruitment analytics for monitoring/ reporting Employer branding through videos, targeted campaigns on social media platforms Emphasis on positive hiring experience for both hiring managers and candidates Collaborative Interview, Selection and On-boarding process BEST PRACTICES Dedicated Hiring Team Calibration on the requirements Detailed Market Study Develop Sourcing & Screening Plan Initiate Hiring Screening/ Assessment Release Offers Onboarding Candidate Engagement Client Engagement Process Flow Domain specialist hiring vendors in different geographies Job boards, Social Media Wide talent reach – top organizations & universities Focused employee referral campaigns, recruitment drives DIVERSIFIED SOURCING CHANNEL Experienced domain specialists assigned to each BU Trained on interviewing skills, behavioral assessment Understanding on labor market/trends Regular training/upskilling interventions Dedicated RCs to handle all transactional tasks EXPERT RECRUITERS Advanced applicants tracking system AI/ML enabled CV screening for faster process Digital selection platform CUTTING EDGE TECHNOLOGY

Building High Performance Culture and Providing Growth for Retention Right Hiring Lateral hiring with stringent selection criteria for e.g.: online coding test etc. Regular campus hiring (as per biz requirements) for Graduate training programs Sponsor meetups to attract right tech talent L&D and Innovation Learning and development plan aligned with biz requirements Access to platforms such as LinkedIn learning / Udemy, etc. Create programs to encourage innovation by filing patents and rewarding innovator PMS and R&R Well defined KPI for each employee and regular performance assessment  Reward and Recognition to promote healthy competition Use of Performance Improvement Plans when required Process to weed out bottom performers Growth Create opportunities by internal position movement Create opportunities through performance management. Provide clear career growth plan High-Performance Teams Build high performance teams Improved mix of Senior and Mid level engineers over the period Improved cost L&D – Learning & Development | PMS – Performance Management System | R&R – Rewards & Recognition Close Alignment with Client’s People Philosophy at every Employee Lifecycle step to drive Engagement, Culture and Value Integration & Recognition Low Attrition High Employee Satisfaction Aligned Global Teams Seamless operations High Customer Satisfaction

Aeries Talent Pool > 1500 Employees as on Dec 2022 Hiring average 80+ per month 100 + 125 of our employees were promoted in 2022 as part of the collaborated appraisal cycle with the clients 56% Engineers 8% 2020-22 Attrition at Aeries [compared to CY2021 market average of 15%) 3rd Of our employees are in senior critical roles  within a client’s global teams (e.g. SMEs, Team Leads, Managers, Senior Management) 9yrs Average years of industry experience for our Employees (38% are over 10+ years of industry experience)

Purpose-Driven with High Ethical Standards Our core "Values" hold us together as an organization and help us in achieving our Goals Collaboration Transparency Innovation Accountability Integrity Customer Centricity I take ownership and responsibility for my words, actions, and results, that leads to building trust with internal and external stakeholders. I believe in always doing the right thing and act with virtue to make ethical choices that are in the best interests of our organization and clients. I aim to provide pioneering services and solutions through an ‘out-of-the-box’ mindset, and a persistent inclination to challenge and improve the status-quo. I am honest and open in my business dealings, transactions and communications, taking care to protect the confidentiality of the organization and our clients. I work with my colleagues at Aeries as well as with my client counterparts as one team, supporting and recognizing each other’s strengths, to achieve the collective goal of Aeries and of our clients. I treat my customer as the most important part of our business, ensuring that the work I do delivers value to them; with a flexible, transparent and responsive approach that is the Aeries’ ‘one-team’ culture.

Environmental, Social, and Governance (ESG) Aeries is committed to a holistic approach to sustainability that covers managing risks and opportunities towards environmental, social and governance parameters. Environmental Social Governance Profile Factors Aeries considers the protection of natural resources and reduction of carbon footprint as its responsibility, as we carry out our business operations in a sustainable manner, to minimize the environmental impact of its business activities. Striving for positive social change has always been at the heart of Aeries’ purpose, culture and work. In addition, Customer Engagement is a critical part of Aeries core values to provide best value, individual approach, and agility to each of our clients. At Aeries, creating a robust governance structure and oversight is in its DNA. Our code of conduct, core values and focus on cyber security govern our way of working and help us achieve our goals in accordance with corporate governance practices.

Value creation for stakeholders - Clients For Clients – Owners and management stakeholders Margin Expansion: Providing Cost Savings through global resource utilization and process optimization Operational Excellence: Providing best in class talent, best practices Business Expansion: Ability to expand global locations for talent and business capabilities. Improving time-to-market Digital Transformation: Digital First solutions to help client achieve their objectives Future Readiness For ever shortening business cycle WE ARE PART OF THE PLAYBOOK FOR VALUE CREATION FOR OUR PRIVATE EQUITY PARTNERS

Lower Cost Structure Lower cost structure – sustained throughout full relationship, not one time Unique engagement model provides cost transparency & discipline for clients Best in class talent with lowest cost structure for clients. In our internal analysis and based on client feedback, we have seen cost savings up to 30% compared to competitors As per clients and based on our assessment, clients save ~65% cost for comparable US based resources Best practices, process optimization and digital transformation keeps the cost of operations optimized Better pricing for our customers Consistent, predictable Revenue, collection & Margins for Aeries Pre-defined exit clause provides transparency for clients and creates stickiness for Aeries

Adjusted EBITDA Reconciliation Adjusted EBITDA Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplement measure of our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) Other Income. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because: securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and it is used by our management for internal reporting and planning purposes, including aspects of our consolidated operating budget and capital expenditures Additionally, the financial information includes forward-looking information, which provide our current expectations or forecasts of future events, including those relating to the business combination. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Aeries) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include: it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss; it does not reflect changes in, or cash requirements for, working capital; it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt; it does not reflect payments made or future requirements for income taxes; and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments The pre-adjusted financial information in this slide is prepared in accordance with local GAAP. Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. $ in million CY 2021 A CY 2022 E CY 2023 E CY 2024 E Profit for the year $4.9 $5.1 $12.2 $27.1 Other income -$2.9 -$0.1 $0.0 $0.0 Finance costs $0.4 $0.2 $0.1 $0.1 Depreciation and amortization expense $1.9 $1.3 $1.0 $1.8 Taxes $1.0 $1.7 $3.6 $8.1         EBIDTA $5.3 $8.2 $16.9 $37.1 Adjustments (+) Non Core expenses $0.2 $0.1 $0.0 $0.0 Adjusted EBITDA $5.5 $8.3 $16.9 $37.1 Note: The company follows fiscal year as Financial Year. CY Financials are unaudited, prepared using estimates and represent forward looking information, and is for illustrative purposes only ,and should not be relied upon as necessarily being indicative of future results

Raleigh
Guadalajara
Dubai
India
Singapore

Thank You

Global Locations

THE AMERICAS	INDIA	UAE	ASIA
Raleigh Guadalajara	Mumbai Hyderabad Bangalore	Dubai	Singapore

www.aeriestechnology.com
+1 919 228 6404
info@aeriestechnology.com

Exhibit 99.3

VIAVID

communications simplified.

Aeries Technology and Worldwide Webb Acquisition Corp.

Business Combination Conference Call

March 13, 2023

C O R P O R A T E    P A R T I C I P A N T S

Daniel Webb, Chief Executive Officer, Worldwide Webb Acquisition Corp.

Sudhir Panikassery, Chief Executive Officer, Aeries Technology

Ajay Khare, Chief Revenue Officer and Chief Operating Officer U.S., Aeries Technology

P R E S E N T A T I O N

Operator

Good morning, everyone, and welcome to the Aeries Technology and Worldwide Webb Acquisition Corp. Business Combination Conference Call.

The information discussed today is qualified in its entirety by the information contained in the Form 8-K, including the exhibits thereto, the forward-looking statement Safe Harbor and securities law legends thereto, that is being filed by Worldwide Webb today with the SEC, which may be accessed on the SEC’s website at www.sec.gov.

In conjunction with today’s discussion, we will be referring to an Investor Presentation, a copy of which is being filed as an exhibit to the aforementioned Form 8-K. You are encouraged to carefully review the disclaimers included therein, which also apply to our call today.

Please note that this call has been prerecorded, and so a Q&A session will not be conducted as part of today’s presentation.

Before we begin, I would like to note that this call may contain forward-looking statements, including Worldwide Webb’s and Aeries Technology’s expectations of future financial and business performance and conditions, the industry outlook, and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance. You are encouraged to read the Form 8-K and the accompanying press release and Investor Presentation, as well as Worldwide Webb’s other filings with the SEC, for a discussion of the risks that can affect the business combination and the business of Aeries Technology after the completion of the proposed transaction.

On today’s call, we will first hear from Daniel Webb, CEO of Worldwide Webb Acquisition Corp., followed by Sudhir Panikassery, CEO of Aeries Technology, and Ajay Khare, Chief Revenue Officer and COO of Aeries Technology.

With that, I would like to turn the call over to Daniel.

Daniel Webb

Thank you, Operator, and thank you, everyone, for joining us.

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My name is Daniel Webb and I am the CEO of Worldwide Webb Acquisition Corp. It is my pleasure to introduce the Aeries Technology story and team, as we have announced our intent to bring the company public via SPAC merger.

I laid out eight key criteria for investment and Aeries scores a 10 out of 10 across all criteria.

1.

Market leading platform with differentiated product offering. The Aeries business model is differentiated from other traditional outsourcing models. They have a purpose-built business model that creates a more flexible and less expensive labor pool for their customers. Aeries customers use Aeries to get top talent in India and across the world into all areas of their organizations, including software development, IT, cybersecurity, finance, HR, customer service and operations. The employees Aeries hired are treated as if they are employees of Aeries customers. This model creates significant innovation through strategic alignment at senior levels and visibility across the organization. It insulates Aeries’ clients from regulatory and tax issues. It provides Aeries’ clients flexibility in scaling teams up or down, and it saves their clients 65% versus hiring that talent locally.

2.	Sustainable growth opportunity. Aeries’ differentiated business model has given them viral growth. They spend very little on sales and marketing, but will grow at over 54% this calendar year.

3.	Large and addressable market. Aeries’ TAM is larger than $420 billion.

4.	Attractive unit economics. Aeries’ LTV to CAC is over 15 times. I’ve done approximately $40 billion worth of transactions in my career and I have never seen better unit economics.

5.

Data-directed decision-making. Aeries has well defined proven processes and best practices that they can deliver across all of their clients. Their data transparency with clients sets them apart from other outsourcing providers.

6.

Purpose-driven with high ethical standards. Their core values of collaboration, accountability, transparency, integrity, innovation and customer-centricity drive everything that is done in the organization.

7.

Visionary Management Team with proven track record. This Management Team has worked on projects together for 20-plus years. They have created and sold multiple companies, one of which was a public company, and later a greater than $1 billion exit.

8.

Accelerating growth drivers. The team at Aeries has built a cash-generative Rule of 70 company, that they project will continue to accelerate through a number of growth drivers, including deep customer relationships, a number of emerging technology-based products and platforms, and expansion of current service areas.

Bonus shares reduce the implied cost basis for investors that do not redeem. At 85% redemptions or above, the implied cost basis is $4.84. Aeries’ existing shareholders and Management are rolling 100% of their equity into the transaction. We have shown two scenarios here to help potential investors understand their implied cost basis with and without bonus shares.

If you buy or hold WWAC stock and don’t redeem your shares, your effective entry price at closing will be significantly reduced because of bonus shares. 3.75 million bonus shares are set aside to reduce redemptions, raise capital and help ensure we have a successful deSPAC. Bonus shares for non-redemptions will be given tontine-style and held to a fixed effective cost basis when redemptions are above 85%. In a 3.75 million bonus share scenario, for every 3.5 shares you don’t redeem, you would receive 3.75 bonus shares for free. Sponsor promote has been reduced to help fund bonus shares.

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On this slide, you can see that Aeries has some incredible numbers. Most tech investors are familiar with the Rule of 40. The Rule of 40 means your growth plus EBITDA margin is higher than 40. Aeries takes that several steps further and, in 2023, is predicted to hit the Rule of 70. We believe this will accelerate to the Rule of 90 in the medium term.

Importantly, in addition to being EBITDA positive, Aeries is cash flow positive, and has been since 2013, the second year of their founding. Aeries also has $51 million in revenue in 2022, and an incredibly low cost structure. Average sales and marketing spend as a percentage of revenue for 2021 and 2022 is just 1.8%, demonstrating an astounding pattern of product-led growth and the success of their deployments.

Now, on the right-hand side of this slide, you see the story of Aeries’ success in a few key numbers. First and foremost, Aeries customers see an approximately 65% average annualized cost savings on talent they hire through Aeries versus hiring that talent locally. The company has over 1,500 experienced, tenured employees across verticals such as software engineering, finance, accounting and IT. Aeries employees love working at Aeries, with only 8% churn since 2020, and a 94% employee satisfaction score, which helps give their services the level of consistency and quality you would expect from a world-class organization.

Now, I would like to turn the call over to Sudhir, CEO of Aeries, to go over the Aeries story in more details.

Sudhir Panikassery

Thank you, Daniel.

My name is Sudhir Panikassery and I’m the Chief Executive Officer of Aeries Technology.

Before Aeries, there were two ways to outsource tech-enabled services, neither of which were ideal, especially for our target end market of private equity firms and their portfolio companies.

The first was to use a legacy outsourcing vendor, which provides the flexibility and labor savings that private equity firms and their portfolio companies were looking for, but have a number of drawbacks, such as a minimal ability to innovate due to a lack of strategic alignment and visibility into internal operations, an “outsider” mentality, and the implementation time of strategic decisions which can be a major roadblock to a successful deployment.

The second approach is to create a subsidiary overseas and “inhouse” the process, which largely solves many of the issues mentioned, but presents its own set of complicated challenges. While this approach succeeds in creating teams aligned with the goal of the company, it is very costly to start and to scale, it creates a litany of tax and regulatory requirements, and it eliminates the unique viewpoint that outside contractors working with multiple companies bring.

Aeries solves these problems with our unique approach, in which our operations are fully integrated into the business of clients. Our customers use our services to get top talent in India and across the world into all areas of their organization, including software development, IT, cybersecurity, finance, HR, customer service and operations. Our customers will interview and hire candidates we source, set the pay and bonus structure for the candidates in active guidance and collaboration with us, and treat them as if they are their own employees once they are hired. Our talent becomes an extension of our clients’ team, with opportunity for promotion, recognition and career path progression, resulting in higher employee satisfaction and lower attrition. We manage the regulatory, tax, recruiting, compliances, administrative, IT

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and legal for the outsourced talent. This disruptive business model delivers overall cost and operational efficiencies, with the ability to deliver digital transformation solutions tailor-made for our customers’ growth strategies, coupled with the inherent flexibility the arrangement offers our customers in evolving and implementing their strategies effectively.

This purpose-built business model creates a more flexible, more specialized and less expensive labor pool for our customers. It creates significant innovation through strategic alignment at senior levels and visibility across the organization. It insulates our clients from regulatory and tax issues. It provides flexibility in scaling teams up or down as per changing business needs. It delivers best practices, with visibility to winning playbooks from multiple companies and eliminates the deficiencies of the traditional outsourcing and offshoring models.

Our process features best-in-class process standardization, communication, software and compliance protocols to ensure that the progress being made by our teams is both perfectly executed and well defined for our clients. By utilizing proven business and implementation plans, tried and true software and automation support, and the highest level of data integrity and compliance policies, we can ensure consistent, quality results across our deployments and deliver value to leadership teams. Many of these are vertical-specific and internally developed by our highly specialized teams, created from many years of problem solving and implementation experience.

Now, let’s look at how typically we engage with our clients under this purpose-built model. This slide serves as an excellent visualization of the typical lifecycle of one of our deals.

When we first engage with a client, our team spends a considerable amount of time initially in the consulting phase, gathering requirements, assessing existing infrastructure, processes and workflows, and determining the overall scope, and, hence, to discuss and recommend the best options to the client. This paves the way for us to start identifying and hiring the right Aeries team members to handle the initial deployment.

At around the fourth month mark, we begin implementing the solutions we identified in the consulting phase. Since, in many cases, our clients are newly acquired portfolio companies, there are multiple areas to build out, such as software development, IT, finance and operations. The immediate effect of quickly scaling up these teams has a positive impact on both the bottom line and top line for the new company, which is demonstrable to the leadership team, portfolio company or their private equity sponsor.

It is this immediate and demonstrable change that gives the client the comfort and confidence in Aeries’ capabilities, giving the client’s Management Team the confidence to leverage the power of the purpose-built model within the rest of the organization.

Our software, AI and Digital Solutions teams are layered in during Stage 3.

During Stage 4, we cross-sell these capabilities into additional verticals in the organization, as well as with additional portfolio companies, when applicable.

We become integral to our clients’ operations and have an average annual contract value of slightly over $2 million.

This diagram illustrates the flywheel effect of the Aeries model. The key element here is aligned teams, the unique engagement model that we call “purpose-built” that results in teams that are significantly more aligned to the client operations than what you would see in a traditional outsourcing vendor model.

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This then creates two effects: the perception of the client towards the team improves as they see their team as more aligned to them than as a vendor; and also, just as importantly, the behavior of the Aeries team towards the client is also significantly improved since they are no longer behaving like a traditional vendor, thus leading to better teams.

This, in turn, leads into the team being able to execute innovation in the form of automations, process efficiencies and digital transformations, that, once again, a typical SLA-based vendor model would not do as part of their pre-defined operational scope.

The sum effect of both better teams and innovation is improved customer experience. This improved experience for the customer then further reinforces the alignment between the customer and their dedicated Aeries teams, and the value cycle continues.

The business value impact of this self-reinforcing cycle, shown by the outer circle, is superior value creation for the client, as well as lower cost, and thereby improved margins and efficiency of operations. This successful model then creates a network effect, first, as an example, across the portfolio of the private equity firm, and then further. As key decision-makers of the client, as well as the PE firm, move to newer companies and PE firms, Aeries is invited to replicate the same success model at these new companies and firms.

This flywheel effect has allowed Aeries to grow rapidly in recent times at much lower cost of customer acquisition, as the multiplier effect of the network effect starts to accelerate growth.

Now, to talk more about our growth strategy, I would like to introduce Ajay Khare, Chief Operating Officer of Aeries Technology.

Ajay Khare

Thank you, Sudhir, and thanks, everyone, for joining us today.

Aeries scaled from a single PE partner back in 2012, to 10 PE partner engagements and 28 company clients today, with no dedicated Sales & Marketing Team. This growth has happened almost exclusively through word-of-mouth and referrals. That is also the reason in our earlier slide, you see that our average sales and marketing costs as a percentage of our revenue is at an unheard of metric of 1.8%.

So, how did we manage to grow? We attribute it to the purpose-built model. The outcomes it delivers and the trust and confidence it builds in our stakeholders and leadership teams translate to the highest levels of customer satisfaction in the industry, with NPS of 93 and customer satisfaction of 91%. As you know, when you have satisfied customers, chances of referrals are high. In the tight-knit business community including the PE eco-system, referrals will open doors very quickly and at the highest levels. Therefore, we leverage the high customer satisfaction level that is the byproduct of the purpose-built model to create a network effect within the Executive Leadership and PE community for ourselves. So, every time a company is bought or sold, you have Management Teams that are skipping from one company to another, and often they are bringing Aeries with them, amplifying the network effect even further.

Next, I wanted to briefly discuss the large TAM we at Aeries are attacking.

When thinking about the addressable market from the bottom up-view, we estimate about $420 billion in potential revenue, which was arrived at by multiplying the total number of PE portfolio companies and mid-market companies times our average contract value of $2.1 million. From a top-down view, we see from various market research reports that the IT Business Services spend in the U.S., a sliver of the total U.S. IT, works out to be roughly $500 billion, which is in line with our bottom-up calculation. Either way you decide to look at our opportunity, it positions Aeries to potentially catering to tens of thousands of clients just in North America.

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Here are some strategies on how we aim to grow:

•

First, we intend to build a moat around our existing business model, and to ubiquitous in this ecosystem, we are in the process of hiring several sales executives that have been calling on the PE world for over a decade now.

•

Second, we intend to take our purpose-guilt model to a wider target group and have put together the entire sales and marketing strategy, including the relevant hires, in place to penetrate this market.

•

Third, we have created a renewed focus on upselling and cross-selling our solutions to our existing client base using this unique visibility we have into their business strategy due to our engagement model, as well as organic opportunities across the wider business community.

•

And finally, we intend to super-charge our growth strategy through some strategic and well-placed acquisitions, starting with tuck-in acquisitions and later moving up market with transformative acquisitions.

Now, I would turn the call over back to Sudhir to discuss our unit economics and growth drivers. Sudhir?

Sudhir Panikassery

Thank you, Ajay.

Aeries has an incredible LTV to CAC, part of which is due to our incredibly low S&M spend, as previously mentioned, and our very high level of business referrals through the flywheel effect. In 2021, our customers generated $1.7 million of lifetime value versus just $170,000 in customer acquisition cost, resulting in a remarkable 10.1x LTV to CAC ratio. In 2022, we generated $2.3 million in customer lifetime value at just $140,000 in customer acquisition cost, giving Aeries a 15.9x LTV to CAC ratio. These are truly incredible numbers and demonstrate the power of our customer acquisition model.

As you can see on the left-hand side of this slide, we achieved an excellent growth trajectory of 32% year-over-year for calendar year 2022. From 2022 to 2024, we are predicting a 60% CAGR, which will bring us to approximately $131 million in top line. There are a number of factors that give us confidence in these numbers and some underlying assumptions, including the diversification of our private equity relationships, the high visibility into our land-and-expand sales model, new technology products to augment our current offerings, the expansion into other verticals as we expand our employee base to focus on areas outside of technology and business process management. The successful execution of our inorganic growth strategy gives additional upside to our forecast.

We will also see a corresponding growth in our EBITDA as we continue to focus on the profitability of Aeries. We see EBITDA margin expanding from our 2022 calendar year estimate of 16% to around 28% by 2024. This will largely be a function of leverage from increased top line revenue as we continue to invest in and scale the business in order to ensure we have the staff and tools needed to properly service our customers in the Aeries Way.

And now, I would like to pass the call back to Daniel to go over the team and competitive valuation of Aeries. Daniel?

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Daniel Webb

Thanks, Sudhir.

Let me spend some time talking about the incredible Management Team, who have a clear vision and prior public company experience.

Raman Kumar, the Chairman and Managing Director of Aeries, is an eminently accomplished entrepreneur who formerly founded and took public the Nasdaq listed MModal, which sold for $1.1 billion to One Equity Partners.

Sudhir, CEO, has over 30 years of business experience across the auditing, consulting and M&A verticals.

Unni, CTO, has almost 30 years building enterprise, cloud and mobility products across a number of different verticals.

And Ajay, CRO and COO, has a proven track record of business operations experience and building relationships with clients.

Together, they have almost twenty years working together, which means they are aligned on their goals, they know their roles and objectives, and are laser-focused on building Aeries the same way they have built a number of other successful businesses. They have incubated businesses and created substantial value across multiple verticals through a tech-enabled approach, and I believe Aeries has the ability to become a world-class business, like some of their prior businesses they have built together.

Now, let’s go over the estimates and valuation.

Aeries is priced at a discount to peers, despite having significantly higher growth and margins.

Bonus shares effectively lower the purchase price. Assuming 85% redemptions and 3.75 million bonus shares, the entry multiple is 5.3 times 2024 EBITDA, which is a significant discount to the comps. When you consider the higher growth and margin Aeries expects versus the comps, the discount is even larger.

On slide 21, you can see a regression analysis of Aeries versus the peer set. As you can see, based on 2024 estimated revenue growth plus EBITDA, when you apply the regression of the comps to Aeries, Aeries implies a 47 times 2024 EBITDA multiple, which gives an implied valuation of $1.74 billion, and keep in mind the enterprise value for the transaction is $391 million without bonus shares and $196 million with 3.75 million bonus shares and 85% redemptions, which represents a substantial 78% discount and 89% discount to implied value, respectively. We have priced the transaction this way to provide a significant margin of safety to any investor the buys or holds WWAC shares through the close of the deSPAC. We expect that Aeries will grow into its implied value over time as a public company and generate significant returns to all shareholders and stakeholders.

On behalf of both the Worldwide Webb and Aeries teams, we want to thank you for your time and attention today. For more information or time with our Management Team, please reach out to our contacts as listed on the Worldwide Webb Investor Relations page. Thank you.

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This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, and further include, without limitation, statements reflecting our current views with respect to, among other things, our operations, our financial performance, our industry, the impact of the COVID-19 global pandemic on our business, and other non-historical statements including the statements in the “Financial Outlook” section of this presentation. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Certain statements in this presentation concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Aeries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including Net Income, Net Income Margin, Earnings Per Share, EBITDA, and EBITDA Margin, which are used by management in making operating decisions, allocating financial resources, and internal planning and forecasting, and for business strategy purposes, have certain limitations, and should not be construed as alternatives to financial measures determined in accordance with GAAP. The non-GAAP measures as defined by us may not be comparable to similar non-GAAP measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by other unusual or non-recurring items. Because GAAP financial measures on a forward-looking basis are not accessible, and reconciling information is not available without unreasonable effort, we have not provided reconciliations for forward-looking non-GAAP measures. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

This presentation includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this presentation, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our clients, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. References herein to our being a leader in a market or product category refer to our belief that we

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have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. All trademarks, service marks, and trade names appearing in this presentation are the property of their respective holders.

Use of Projections

This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company’s fiscal years 2020 through 2025. Neither WWAC’s nor Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Where You Can Find Additional Information

This Presentation relates to a proposed business combination transaction among Worldwide Webb Acquisition Corp (“WWAC”) and Aark Singapore Pte Ltd (“AARK”) pursuant to which AARK and Aeries would become subsidiaries of WWAC, and WWAC would be renamed Aeries Technology, Inc. In connection with the proposed transaction, WWAC intends to file with the SEC a proxy statement to solicit shareholder approval of the proposed business combination (“proxy statement”). The definitive proxy statement (if and when available) will be delivered to WWAC’s shareholders. WWAC may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WWAC ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement (if and when available) and other documents that are filed or will be filed with the SEC by WWAC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WWAC will be available free of charge at Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT 84097, attention: Chief Executive Officer.

Participants in the Solicitation

WWAC and its directors and executive officers are participants in the solicitation of proxies from the shareholders of WWAC in respect of the proposed transaction. Information about WWAC’s directors and executive officers and their ownership of WWAC’s Class A ordinary shares is set forth in WWAC’s Annual Report on Form 10-K for the partial-year ended December 31, 2021 filed with the SEC on April 1, 2022, and as amended on August 24, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph. Aeries, Aark Singapore Pte Ltd and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of WWAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination.

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No Offer or Solicitation

This Presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement or any other document that WWAC may file with the SEC or send to WWAC’s shareholders in connection with the proposed transaction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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